As confidentially submitted to the Securities and Exchange Commission on August 11, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Airgain, Inc.

(Exact Name of Registrant as Specified in Its Charter)

California (prior to reincorporation) Delaware (after reincorporation)	3663	20-0281763
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3611 Valley Centre Drive, Suite 150

San Diego, CA 92130 USA

(760) 579-0200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Charles Myers

President and Chief Executive Officer

3611 Valley Centre Drive, Suite 150

San Diego, CA 92130

(760) 579-0200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Matthew T. Bush Cheston J. Larson Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 Tel: (858) 523-5400 Fax: (858) 523-5450	Anna T. Pinedo James R. Tanenbaum Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104 Tel: (212) 468-8000 Fax: (212) 468-7900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.0001 par value	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2014.

Airgain, Inc. Minimum of Shares and Maximum of Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We are selling                  shares of our common stock, the minimum amount of shares to be sold in this offering. The selling stockholders identified in this prospectus are selling up to an additional                  shares of our common stock. Together, we and the selling stockholders are offering                  shares, the maximum amount of shares to be sold in this offering. We will not receive any proceeds from the sale of shares by the selling stockholders, if any. We expect that the initial public offering price will be between $         and $         per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements for this prospectus and future filings after this offering.

THE OFFERING	PER SHARE	TOTAL MINIMUM OFFERING	TOTAL MAXIMUM OFFERING
Initial Public Offering Price	$	$	$

Underwriters’ Commissions	$	$	$

Proceeds to Airgain	$	$	$

Proceeds to the Selling Stockholders	$	$	$

The underwriters expect to deliver the shares of our common stock on             , 2014.

Proposed NASDAQ Symbol: AIRG

OpenIPO® and Best Efforts Offering: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in underwritten public offerings. The public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters participating in this offering. The underwriters have agreed to use their best efforts to procure potential purchasers for the shares of common stock offered pursuant to this prospectus.

The shares are being offered on a minimum/maximum basis. All investor funds received prior to the closing will be deposited into escrow with an escrow agent until closing. If, on the closing date, investor funds are not received in respect of at least the minimum amount of shares to be sold in this offering, the offering will terminate and any funds received will be returned promptly. Any funds in excess of those relating to the minimum number of shares will be applied, on a pro rata basis, to the purchase of the shares offered by the selling stockholders up to the maximum number of offered shares.

A more detailed description of this process is included in “The OpenIPO Auction Process” beginning on page 87 and in “Plan of Distribution” beginning on page 85.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2014.

You should rely only on the information contained in this prospectus or in any free writing prospectus we and the selling stockholders may authorize to be delivered or made available to you. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

For investors outside the United States: We, the selling stockholders or the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Airgain, the Airgain logo, and other trademarks or service marks of Airgain appearing in this prospectus are the property of Airgain. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision in our common stock. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our company” and “Airgain” refer to Airgain, Inc.

Our Company

Airgain is a leading provider of embedded antenna technology for the in-home wireless device market. Our innovative antenna systems open up exciting new possibilities in residential wireless services requiring design flexibility and reliable, whole-home wireless data and video coverage. Our antennas are found in end-user products that are deployed in carrier, enterprise, and residential wireless networks, including Wireless local area networking, also known as WLAN or Wi-Fi networking, access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions. Our embedded antenna solutions are designed for easy integration into a variety of wireless devices, primarily those utilizing WLAN. Our significant experience in the design, integration, and testing of embedded antenna products has allowed us to become one of the leading providers in the residential WLAN antenna market. Driven by customer interest in alternative wireless connectivity technologies, we also provide our embedded antenna technology for adjacent data connectivity markets, including cellular, Long-Term Evolution, or LTE, and Digital Enhanced Cordless Telecommunications, or DECT, as well as high-performance designs for the in-building wireless market.

A Wi-Fi network allows various devices on a local area network, or LAN, to communicate with each other without the use of cabling or wiring. It adds the convenience of mobility to the powerful utility provided by high-speed data networks, and is a natural extension of broadband connectivity in the home and office. Wi-Fi technology was first utilized in applications such as computers and routers, and is now being embedded into other electronic devices, such as printers, digital cameras, gaming devices, PDAs, cellular phones and broadband modems. In addition, many new products are coming out with multiple wireless capabilities. As an example, tablets such as the Apple iPad come with Wi-Fi, Bluetooth, and cellular data capability. Each of these represents a separate radio technology, and each requires different antenna solutions to provide optimal performance.

We have a strong reputation with leading chipset vendors, Original Equipment Manufacturers, or OEMs, Original Design Manufacturers, or ODMs, telecommunications and broadband carriers and retail-focused customers. Our sales team, engineering leads, and executive management maintain relationships with key decision makers and engineering teams within this client value chain. Primarily distinguishing ourselves through early design, custom engineering support, and superior over-the-air, or OTA, testing capability, our design teams partner with customers in the early stages of antenna prototyping, testing, performance, and integration. We view OEMs and ODMs as strategic partners, while other antenna vendors do not engage directly with chipset vendors.

Providing custom support for antenna simulation, rapid prototyping, integration, and testing since 2004, we currently have approximately 150 antenna products in our portfolio. We shipped approximately 57 million antenna products in 2013 and supply our embedded antenna products to leading OEMs and ODMs worldwide. We have achieved significant growth in our business in a short period of time. From 2009 to 2013, our sales have grown from $3.6 million to over $25.4 million. Our income from operations has also increased from $0.1 million in 2012 to $1.6 million in 2013.

Our antenna products have been adopted by some of the world’s leading telecom manufacturers and networking companies, such as Actiontec Electronics, Inc., ARRIS Group, Inc., Belkin International, Inc., Cisco Systems, Inc., DIRECTV, LLC, EchoStar Corporation, Huawei Technologies Co., Ltd., Netgear, Inc., Pace plc, Sagemcom SAS and ZTE Corporation and are now being used by millions of carrier subscribers in the United States, Canada, Europe, and Asia.

Industry Background

We supply antennas that are part of the greater wireless communications industry. All wireless devices, from Wi-Fi routers to mobile handsets, require an antenna, or multiple antennas, in order to communicate with other devices. Antennas are the essential component in enabling wireless connectivity, and their design and application can dramatically impact throughput, range, and reliability in wireless devices.

Wireless communication is growing rapidly. When wireless communication was first introduced to the mass consumer market in the United States in the mid-1980s, the primary application was mobile voice services. However, wireless has rapidly evolved in terms of applications and technology. Along with the rapid growth of the internet, consumers have adopted newer uses for wireless devices including managing e-mail, online browsing and shopping, and running applications for business, personal productivity, and entertainment and media while on the go.

The most common form of wireless access is Wi-Fi, short for Wireless Fidelity. Wi-Fi is a standard established by the Institute of Electrical and Electronics Engineers, or IEEE, known technically as 802.11. The Wi-Fi standard is “the most ubiquitous wireless connectivity technology for internet access” according to ABI Research, a market intelligence firm. Over time, the 802.11 protocol has evolved to deliver higher and higher rates of data throughput, requiring more sophisticated devices. In addition, wireless networking has become increasingly mission-critical as businesses, schools, and government now find themselves providing Wi-Fi access as well. As more applications become cloud-based (meaning stored or run from remote servers), access to these services will become more vital. The boom in Wi-Fi hotspots necessitates sophisticated enterprise-class antennas as well, as these locations have high-traffic, high-bandwidth requirements for a large number of users in a small area.

The rising demand for in-home wireless devices has helped to drive the embedded antenna market. According to ABI Research the number of Wi-Fi-enabled device shipments is expected to exceed 3.5 billion devices annually by 2018, representing a 15% compound annual growth rate, or CAGR, in this market since 2012. Some of the in-home devices that are increasingly being produced with Wi-Fi capabilities and which require smart antennas and embedded antennas capable of wireless audio and video distribution throughout the “connected home” include smart TVs, tablets, smartphones, music devices, set top boxes, residential gateways, smart thermostats, meters, and security alarms.

Our Core Strengths and Solutions

Our core competency is designing high-performance embedded antenna solutions, which has allowed us to become one of the leading providers in the in-home WLAN antenna market. Our customers generally choose to work with us because of our emphasis on testing, performance, and our ability to work within the design and engineering constraints of proposed and existing products. In certain cases, when we are engaged early in the design and specification phase of product development, we can make suggestions on how to improve performance by helping prospects and customers make changes to accommodate the selection and placement of an antenna, or antennas, within the early design and prototype stages.

•	Design services and prototyping. We often become involved with customers in the design phase to provide input and help to ensure products perform well in the field. This starts with analyzing customer designs and devising prototype solutions that will meet the needs of customers. We do this iteratively with customers as required to create a custom solution. Our early stage design support centers on our proprietary AirMetric™ predictive antenna performance modeling solution which offers customers increased device performance and reduces product development time and costs. Using AirMetric™, we can identify the most promising antenna system through simulation and provide device manufacturers with design recommendations (e.g., box size and orientation, printed circuit board, or PCB, size, heat sink/shield locations and size, etc.) before devices are built.

•	Extensive Over-the-Air (OTA) testing. We have developed a set of proprietary performance metrics, measurement methodologies, and test conditions to enable measuring and predicting the relative OTA performance of 802.11-based WLAN routers, gateways, and set-top boxes. The purpose of this benchmark testing is to provide an accurate assessment of the performance characteristics of each device to enable buyers to make informed decisions in selecting the best antenna product for their needs. Our extensive OTA test process utilizes industry standard measurement tools and our proprietary implementation of the IEEE 802.11.2 Draft Recommended Practice for the Evaluation of 802.11 Wireless Performance. Our test methodology and process has become a leading industry standard for evaluating wireless performance in the WLAN space, and we supply testing tools and methodology to key customers and partners. These services are generally provided for free in order to generate goodwill with prospects. By providing this extra level of support, potential customers can see the difference in our solutions.

•	Product evolution and innovation. We employ engineers to continually develop better performing antennas for the benefit of customers. In addition, we spend time innovating to develop new designs and technologies that can be used for future customer needs. Over 50% of our employees are dedicated to engineering and design, with numerous Ph.D.s on staff.

Our Opportunity

Our opportunity is being driven by the confluence of trends regarding how people access and use digital content within their homes and businesses.

•	Growth of wireless devices. Over the past decade, wireless technologies such as cellular and Wi-Fi have emerged as mainstream networking platforms to connect people and data via devices. According to a February 2014 report from the Cisco Visual Networking Index, or the Cisco Report, the number of mobile-connected devices will exceed the world’s population by 2014. By 2018, there will likely be over 10 billion mobile and Machine-to-Machine, or M2M, devices, representing nearly 1.4 mobile devices per person on Earth.

•	Emerging whole home video market. Our business opportunity has been driven by the rapidly expanding market for embedded antenna solutions for in-home wireless data and video connectivity products. Wi-Fi has emerged as the key wireless technology for delivering media services in the connected home of the future, and the period from through 2018 is projected to have unabated mobile video adoption globally, despite macroeconomic conditions, according to the Cisco Report.

•	Increasing demand for mobile broadband. The demand for bandwidth has grown rapidly with the proliferation of sophisticated Wi-Fi-enabled devices. With ever increasing smartphone penetration rates and a host of new devices such as tablets, netbooks, mobile internet devices, or MIDs, and increasingly more powerful smartphones, the need for mobile broadband is at an all-time high and we believe is set to continue in demand and popularity. The Cisco Report predicts that mobile data traffic will expand at a CAGR of 61% through 2018, following a one-year growth rate of 81% in 2013. Over two-thirds of this bandwidth will be for video by 2018, which represented 53% of mobile data traffic in 2013.

Risks Related to our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	The market for our antenna products is developing and may not develop as we expect;

•	We have a history of losses, including an accumulated deficit of $45.2 million at March 31, 2014, and we may not be profitable in the future;

•	Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance;

•	Our products are subject to intense competition, and include competition from the customers to whom we sell, and competitive pressures from existing and new companies may harm our business, sales, growth rates and market share;

•	Our future success depends on our ability to develop and successfully introduce new and enhanced products for the wireless market that meet the needs of our customers;

•	Our business is characterized by short product development windows and short product lifecycles;

•	Any delays in our sales cycles could result in customers canceling purchases of our products;

•	We sell to customers who are extremely price conscious, and a limited number of customers represent a significant portion of our sales. If we were to lose any of these customers, our sales could decrease significantly;

•	We rely on a limited number of contract manufacturers to produce and ship all of our products, a single or limited number of suppliers for some of the components of our products and channel partners to sell and support our products, and the failure to manage our relationships with these parties successfully could adversely affect our ability to market and sell our products;

•	If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights; and

•	Our international sales and operations subject us to additional risks that can adversely affect our operating results and financial condition.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the closing of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).

Corporate Information

We were originally organized in 1995 as a California corporation under the name AM Group. The company was restructured in 2004 to focus exclusively on smart and embedded antenna technology, and we changed our name to Airgain, Inc. In connection with this offering, we plan to reincorporate in Delaware prior to closing of this offering. Our principal executive offices are located at 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130, and our telephone number is (760) 579-0200. Our website address is www.airgain.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock we are offering	shares

Common stock offered by the selling stockholders	shares (assuming the maximum number of shares are sold)

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the estimated underwriters’ commissions and estimated offering expenses payable by us, will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming the minimum amount is sold. We will not receive any proceeds from the sale of shares by the selling stockholders. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including sales and marketing activities, product development, and capital expenditures. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk Factors	You should read the “Risk Factors” section of this prospectus and the other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ symbol	“AIRG”

The number of shares of our common stock to be outstanding after this offering is based on 37,007,131 shares of our common stock outstanding as of March 31, 2014 after giving effect to the automatic conversion of all outstanding shares of our preferred stock as of March 31, 2014 into an aggregate of 30,592,230 shares of common stock, and excludes:

•	5,120,500 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, at a weighted average exercise price of $0.24 per share;

•	8,582,414 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $1.05 per share; and

•	unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,334,760 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of March 31, 2014, which shares will be added to the shares to be reserved under our 2014 Incentive Award Plan, shares of common stock to be reserved for future issuance under our 2014 Incentive Award Plan, which will become effective in connection with this offering, and shares of common stock to be reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering, and shares that become available under our 2014 Incentive Award Plan and 2014 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Incentive Award Plans.”

Except as otherwise indicated, all information in this prospectus assumes the following:

•	our reincorporation in Delaware prior to the closing of this offering;

•	the approval and filing of an amendment to our existing articles of incorporation to eliminate the payout of accrued preferred stock dividends in connection with this offering;

•	the filing of our Delaware certificate of incorporation and adoption of our amended and restated bylaws prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our preferred stock into 30,592,230 shares of our common stock prior to the closing of this offering; and

•	no exercise of the outstanding options or warrants described above.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of the management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results.

	Year Ended		Three Months Ended
	December 31, 2012	December 31, 2013	March 31, 2013	March 31, 2014
			(unaudited)

Statements of Operations Data:
Sales	$18,197,063	$25,392,286	$5,148,205	$6,362,612
Cost of goods sold	11,520,325	15,379,416	3,193,731	3,518,169

Gross profit	6,676,738	10,012,870	1,954,474	2,844,443

Operating expenses:
Research and development	2,481,122	3,142,316	744,393	824,454
Sales and marketing	2,302,387	3,035,648	645,956	996,958
General and administrative	1,783,543	2,234,566	664,995	1,205,222

Total operating expenses	6,567,052	8,412,530	2,055,344	3,026,634

Income (loss) from operations	109,686	1,600,340	(100,870)	(182,191)

Interest and other expense (income)	1,196,061	1,424,484	874,423	(1,811,728)

Income (loss) before income taxes	(1,086,375)	175,856	(975,293)	1,629,537

Provision for income taxes	800	10,800	—	(357)

Net income (loss)	$(1,087,175)	$165,056	$(975,293)	$1,629,894

Net income (loss) per share attributable to common stockholders(1)

Basic	$(0.85)	$(0.60)	$(0.42)	$0.23

Diluted	$(1.08)	$(0.60)	$(0.42)	$(0.04)

Weighted average shares outstanding used in computing net income (loss) per share attributable to common stockholders(1)

Basic	3,785,661	3,785,716	3,785,661	4,412,162

Diluted	3,785,661	3,785,716	3,785,661	4,412,162

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

(1)	See Note 1 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of March 31, 2014
Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(unaudited)
Cash and cash equivalents	$2,473,110	$	$
Working capital	2,352,190
Total assets	7,586,932

Preferred stock warrant liability	1,802,307
Long-term notes payable	551,995
Preferred redeemable convertible stock	39,108,686
Preferred convertible stock	5,968,549

Additional paid-in capital	—
Accumulated deficit	(45,199,527)
Total stockholders’ deficit	(38,214,195)

(1)	Gives effect to (a) the automatic conversion of all outstanding shares of our preferred stock into 30,592,230 shares of our common stock prior to the closing of this offering, and (b) the resultant reclassification of our preferred stock warrant liability to additional paid-in capital, a component of stockholders’ deficit
(2)	Gives further effect to our issuance and sale of shares of common stock in this offering by us at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriters’ commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets, additional paid-in capital and total stockholders’ deficit by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriters’ commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, operating results, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

The market for our antenna products is developing and may not develop as we expect.

The market for our antenna products, and specifically the Wi-Fi market, is developing and may not develop as we expect. We believe our future success will depend in large part on the growth in the market for Wi-Fi devices that provide in-home wireless data connectivity for internet and video distribution. It is difficult to predict customer adoption and renewal rates, customer demand for our antennas, the size and growth rate of this market, the entry of competitive products, or the success of existing competitive products. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our antennas. If our antenna products do not achieve widespread adoption or there is a reduction in demand for antennas in our market caused by a lack of customer acceptance, technological challenges, competing technologies and products, decreases in corporate spending, weakening economic conditions, or otherwise, it could result in reduced customer orders, early order cancellations, or decreased sales, any of which would adversely affect our business, operating results and financial condition.

We have a history of losses, and we may not be profitable in the future.

Before 2013, we had incurred net losses in each year since our inception, including a net loss of $1.1 million in 2012. As a result, we had an accumulated deficit of $45.2 million at March 31, 2014. Because the market for our antenna products is rapidly evolving, it is difficult for us to predict our operating results. We expect our operating expenses to increase over the next several years as we hire additional personnel, particularly in engineering, sales, and marketing, and continue to develop new antenna products to address new and evolving markets. In addition, as we grow and as we become a newly public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our sales do not increase to offset these increases in our operating expenses, we may not be profitable in future periods. Our historical sales growth has been inconsistent and should not be considered indicative of our future performance. Any failure to sustain or increase our profitability on a consistent basis could cause the value of our common stock to materially decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. The timing and size of sales of our products are variable and difficult to predict and can result in fluctuations in our net sales from period to period. In addition, our budgeted expense levels depend in part on our expectations of future sales. Because any substantial adjustment to expenses to account for lower levels of sales is difficult and takes time, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in net sales, and even a small shortfall in net sales could disproportionately and adversely affect our operating margin and operating results for a given quarter.

Our operating results may also fluctuate due to a variety of other factors, many of which are outside of our control, including the changing and volatile U.S., European, Asian and global economic environments, and any of which may cause our stock price to fluctuate. In addition to other risks listed in this “Risk Factors” section, factors that may affect our operating results include:

•	fluctuations in demand for our products and services;

•	the inherent complexity, length and associated unpredictability of product development windows and product lifecycles;

•	changes in customers’ budgets for technology purchases and delays in their purchasing cycles;

•	changing market conditions;

•	any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;

•	the timing of product releases or upgrades by us or by our competitors; and

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements and anticipate future market demands that meet our customers’ requirements.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of future performance.

Our products are subject to intense competition, and include competition from the customers to whom we sell.

Antenna solutions is an established technical field that has low intellectual property and technological barriers to entry. Antenna competition exists globally for all areas of our business and our product lines. The markets in which we compete are intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. The markets are influenced by, among others, brand awareness and reputation, price, strength and scale of sales and marketing efforts, professional services and customer support, product features, reliability and performance, scalability of products, and breadth of product offerings. Due to the proprietary nature of our products, competition occurs primarily at the design stage. As a result, a design win by our competitors or by us typically limits further competition with respect to a given design. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. From a cost and control perspective, our products generally cost more than our competitor’s products and add a degree of complexity to an OEM and ODM product planning and manufacturing process. If our ability to design antenna solutions is deemed to be on par or of lesser value than competing solutions, we could lose our customers and prospects.

New entrants and the introduction of other distribution models in our markets may harm our competitive position.

The markets for development, distribution, and sale of our products are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell our products, and could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses, or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Historically, large, integrated telecommunications equipment suppliers controlled access to the wireless broadband infrastructure equipment and network management software that could be used to extend the geographic reach of wireless internet networks. However, in recent years, network operators and service providers have been able to purchase wireless broadband infrastructure equipment and purchase and implement network management applications from distributors, resellers, and OEMs and ODMs. Increased competition from providers of wireless broadband equipment may result in fewer vendors providing complementary equipment, which could harm our business and sales. Broadband equipment providers or system integrators may also offer wireless broadband infrastructure equipment for free or as part of a bundled offering, which could force us to reduce our prices or change our selling model to remain competitive. If there is a major shift in the market such that network operators and service providers begin to use closed network solutions that only operate with other equipment from the same vendor, we could experience a significant decline in sales because our products would not be interoperable with these proprietary standards.

Our future success depends on our ability to develop and successfully introduce new and enhanced products for the wireless market that meet the needs of our customers.

Our sales depends on our ability to anticipate our existing and prospective customers’ needs and develop products that address those needs. Our future success will depend on our ability to introduce new products for the wireless market, anticipate improvements and enhancements in wireless technology and wireless standards, and to develop products that are competitive in the rapidly changing wireless industry. Introduction of new products and product enhancements will require coordination of our efforts with those of our customers, suppliers, and manufacturers to rapidly achieve volume production. If we fail to coordinate these efforts, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our operating results will be materially and adversely affected and our business and prospects will be harmed. We cannot assure that product introductions will meet the anticipated release schedules or that our wireless products will be competitive in the market. Furthermore, given the emerging nature of the wireless market, there can be no assurance our products and technology will not be rendered obsolete by alternative or competing technologies.

Our business is characterized by short product development windows and short product lifecycles.

Our solutions are purchased and integrated by customers in the electronics industry. In many cases, the products that include our solutions are subject to short product development windows and short product lifecycles. In the case of the short product development window, we may be pressured to provide solutions that are the lowest in cost in order to be accepted. Customer pressure could force us to reduce our price in order to win designs that have short development windows. With respect to short product lifecycles, it is possible that we will provide up-front design and engineering work, but ultimately lose the design to a competitor, or even if we do win the design, such design could be extremely short-lived due to our customer’s inability to sell the product in significant volume. Our up-front costs associated with a design can be significant, and if the volumes are inadequate due to lack of acceptance and/or short lifecycle, our financial performance will be impaired.

Any delays in our sales cycles could result in customers canceling purchases of our products.

Sales cycles for some of our products can be lengthy, often lasting several months to a year or longer. In addition, it can take additional time before a customer commences volume production of equipment that incorporates our products. Sales cycles can be lengthy for a number of reasons, including:

•	our original equipment manufacturer, or OEM, customers and carriers usually complete a lengthy technical evaluation of our products, over which we have no control, before placing a purchase order;

•	the commercial introduction of our products by OEM customers and carriers is typically limited during the initial release to evaluate product performance; and

•	the development and commercial introduction of products incorporating new technologies frequently are delayed.

A significant portion of our operating expense is relatively fixed and is based in large part on our forecasts of volume and timing of orders. The lengthy sales cycles make forecasting the volume and timing of product orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks of customer decisions to cancel or change product phases. If customer cancellations or product changes were to occur, this could result in the loss of anticipated sales without sufficient time for us to reduce our operating expenses. In addition, although we currently do not maintain significant inventories, we may in the future establish significant inventory levels to meet forecasted future demand. If the forecasted demand does not materialize into purchase orders for these products, we may be required to write off our inventory balances or reduce the value of our inventory, based on a reduced sales price. A write off of the inventory, or a reduction in the inventory value due to a sales price reduction, could have an adverse effect on our financial condition and operating results.

A limited number of customers represent a significant portion of our sales. If we were to lose any of these customers, our sales could decrease significantly.

In 2013, our top three customers accounted for approximately 17%, 16% and 16% of sales, respectively. Although our top customers that pay for our products are often ODMs and distributors, it is primarily the OEMs, carrier customers and retail-focused end-customers that drive the use of our antenna solutions and the purchase by the ODMs and distributors of our antenna solutions. Any significant loss of, or a significant reduction in purchases by, these, other significant customers or customers that drive the use of our antenna solutions could have an adverse effect on our financial condition and operating results.

We sell to customers who are extremely price conscious.

Our customers compete in segments of the electronics market. The electronics market is characterized by intense competition as companies strive to come to market with innovative designs that attract customers based upon design, performance, cost, ease of use, and convenience. Product lifecycles can be extremely short as companies try to gain advantage over their competitors. Because of the high design and engineering costs, companies that are customers or prospects for antenna solutions are extremely cost conscious. As a result, our customers and prospects demand price cuts in established products, and negotiate aggressively for lower pricing on new products. Because of the intense competition in the antenna solution market, we encounter situations that lead to difficult price negotiations potentially resulting in lower margins than forecast.

We rely on a limited number of contract manufacturers to produce and ship all of our products, and the failure to manage our relationships with these parties successfully could adversely affect our ability to market and sell our products.

We rely on two contract manufacturers, which are located in China, to manufacture, control quality of, and ship our products. We do not have long-term contracts with these manufacturers that commit them to manufacture products for us. Any significant change in our relationship with these manufacturers could have a material adverse effect on our business, operating results, and financial condition. We make substantially all of our purchases from our contract manufacturers on a purchase order basis. Our contract manufacturers are not required to manufacture our products for any specific period or in any specific quantity. We expect that it would take approximately six to nine months to transition manufacturing, quality assurance, and shipping services to new providers. Relying on contract manufacturers for manufacturing, quality assurance, and shipping also presents significant risks to us, including the inability of our contract manufacturers to:

•	qualify appropriate component suppliers;

•	manage capacity during periods of high demand;

•	meet delivery schedules;

•	assure the quality of our products;

•	ensure adequate supplies of materials;

•	protect our intellectual property; and

•	deliver finished products at agreed-upon prices.

We may experience delays in obtaining product from manufacturers and may not be a high priority for our manufacturers.

The ability and willingness of our contract manufacturers to perform is largely outside of our control. We believe that our orders may not represent a material portion of our contract manufacturers’ total orders and, as a result, fulfilling our orders may not be a priority in the event our contract manufacturers are constrained in their abilities or resources to fulfill all of their customer obligations in a timely manner. If any of our contract manufacturers suffers an interruption in its business, experiences delays, disruptions, or quality control problems in its manufacturing operations or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed and our sales could become volatile and our cost of sales may increase.

Our contract manufacturers purchase some components, subassemblies and products from a single or limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components.

We rely on third-party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies, and products necessary for the manufacture of our products. Shortages in components that we use in our products are possible, and our ability to predict the availability of such components is limited. If shortages occur in the future, as they have in the past, our business, operating results and financial condition would be materially adversely affected. Unpredictable price increases of such components due to market demand may occur. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. If our suppliers of these components or technology were to enter into exclusive relationships with other providers of wireless networking equipment or were to discontinue providing such components and technology to us and we were unable to replace them cost effectively, or at all, our ability to provide our products would be impaired. Additionally, poor quality in any of the single or limited sourced components in our products could result in lost sales or lost sales opportunities. We and our contract manufacturers generally rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we and our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build our products in a timely manner. Therefore, we may be unable to meet customer demand for our products, which would have a material adverse effect on our business, operating results, and financial condition.

We rely significantly on channel partners to sell and support our products, and the failure of this channel to be effective could materially reduce our sales.

Our indirect channel partners, which include value added resellers, distributors, engineering design companies and outside sales representatives, accounted for 49% of our sales in 2013. We believe that establishing and maintaining successful relationships with these channel partners is, and will continue to be, important to our financial success. Recruiting and retaining qualified channel partners and training them in our technology and product offerings require significant time and resources. To develop and expand our channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training.

Existing and future channel partners will only work with us if we are able to provide them with competitive products on terms that are commercially reasonable to them. If we fail to maintain the quality of our products or to update and enhance them, existing and future channel partners may elect to work instead with one or more of our competitors. In addition, the terms of our arrangements with our channel partners must be commercially reasonable for both parties. If we are unable to reach agreements that are beneficial to both parties, then our channel partner relationships will not succeed.

We have no minimum purchase commitments with any of our channel partners, and our contracts with channel partners do not prohibit them from offering products or services that compete with ours, including products they currently offer or may develop in the future and incorporate into their own systems. Some of our competitors may have stronger relationships with our channel partners than we do and we have limited control, if any, as to whether those partners use our products, rather than our competitors’ products, or whether they devote resources to market and support our competitors’ products, rather than our offerings.

The reduction in or loss of sales by these channel partners could materially reduce our sales. If we fail to maintain relationships with our channel partners, fail to develop new relationships with other channel partners in new markets, fail to manage, train or incentivize existing channel partners effectively, fail to provide channel partners with competitive products on terms acceptable to them, or if these channel partners are not successful in their sales efforts, our sales may decrease and our operating results could suffer.

Defects in our products or poor design and engineering services could result in lost sales and subject us to substantial liability.

Our antenna solutions are a critical element in determining the operating performance of our customers’ products. If our antenna solutions perform poorly, whether due to design, engineering, placement or other reasons, we could lose sales. In certain cases, if our antenna solution is found to be the component that leads to failure or a failure to meet the performance specifications of our customer, we could be required to pay monetary damages to our customer. Real or perceived defects or errors in our antenna solutions could result in claims by channel partners and customers for losses that they sustain. If channel partners or customers make these types of claims, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem, including warranty and repair costs, process management costs and costs associated with remanufacturing our inventory. Liability provisions in our standard terms and conditions of sale may not be enforceable under some circumstances or may not fully or effectively protect us from claims and related liabilities and costs. In addition, regardless of the party at fault, errors of these kinds divert the attention of our engineering personnel from our product development efforts, damage our reputation and the reputation of our products, cause significant customer relations problems and can result in product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources. We also may incur costs and expenses relating to a recall of one or more of our products. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and significant harm to our reputation. The occurrence of these problems could result in the delay or loss of market acceptance of our products and could adversely affect our business, operating results and financial condition.

The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success depends upon the continued service and performance of our senior management team and key technical, marketing and production personnel, including Charles Myers, who is our President and Chief Executive Officer. The replacement of any members of our senior management team or other key employees or consultants likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends, in part, on our ability to continue to attract, integrate and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense. Any difficulties in obtaining or retaining human resource competencies that we need to achieve our business objectives may have an adverse effect on our performance.

We are subject to the risk that third-party consultants will not perform their tasks effectively and that we will be unsuccessful in operating our business as a result.

We rely on third parties, such as a sales consultants and engineering contractors, for a portion of the design and sales and marketing of our products. The engineering contractors typically work directly with our design team but are employed by our contract manufacturers in China. We rely on these third parties in addition to our own employees to perform the daily tasks necessary to operate our business in these areas and cannot ensure that third-party consultants will be able to complete their work for us in a timely manner. Accordingly, our reliance on third parties exposes us to the risk that our business will be unsuccessful if they do not design and sell our product as expected.

Future acquisitions could disrupt our business and adversely affect our operating results, financial condition, and cash flows.

We have not completed any acquisitions. However, we may choose to expand by making acquisitions that could be material to our business, operating results, financial condition, and cash flows. If we pursue an acquisition strategy, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our end-customers, investors and financial analysts. Our ability as an organization to acquire and integrate technologies or businesses successfully is unproven. Acquisitions involve many risks. An acquisition may negatively affect our operating results, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition.

Unanticipated changes in our effective tax rate could harm our future results.

Because we have a history of losses before 2013, we have paid non-substantial amounts of federal and state taxes. As of December 31, 2013, we had a net operating loss carryforward for federal income tax purposes of $28.0 million, which if unutilized will expire between 2021 and 2031. At December 31, 2013, we had a net operating loss carryforward for state income tax purposes of $23.8 million, which if unutilized will expire between 2014 and 2031. In addition, we have federal research and development tax credit carryforwards of approximately $1.3 million as of December 31, 2013, which if unutilized will expire between 2026 and 2033. We also have state research and development tax credit carryforwards of approximately $1.0 million at December 31, 2013, which may be available to reduce future state regular income taxes, if any, over an indefinite period. These tax credits are subject to examination by state and federal taxing authorities and may need to be revised as a result of any exam.

If tax rules and regulations change, and we are not able to apply these carryforwards, we may be forced to pay taxes at a rate and time prior to what is currently possible today. Pursuant to an analysis of Section 382 of the Internal Revenue Code, as amended, completed in May 2014, our ability to utilize NOLs is limited to $23.0 million for federal income tax purposes and $22.2 million for state income tax purposes as of December 31, 2013.

Our election to not opt out of the extended accounting transition period under the Jumpstart Our Business Startups Act of 2012, or the Jobs Act, may make our financial statements difficult to compare to other companies.

Pursuant to the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the Public Company Accounting Oversight Board or the SEC. We have elected not to opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, are permitted to use any extended transition period for adoption that is provided in the new or revised accounting standard having different application dates for public and private companies. This may make the comparison of our financial statements with any other public company which is not either an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible as possible different or revised standards may be used.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accounting firm as to our internal control over financial reporting for the foreseeable future.

When we become a reporting company, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and controls over financial reporting. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

We have identified a material weakness and significant deficiencies in our internal control over financial reporting in the past. Our failure to establish and maintain effective internal control over financial reporting could result in our failure to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our common stock to decline.

In connection with the audits of our financial statements as of the year ended December 31, 2011 we became aware of a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weakness pertained to deficiencies in the calculation of preferred stock warrant liability, which led to an overstatement of the liability. We did not have adequate controls in place to account for preferred stock warrant liability properly.

In connection with the audits of our financial statements as of the year ended December 31, 2012 and 2013 we became aware of significant deficiencies in our internal control over financial reporting. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We believe that we have taken the measures necessary to address the underlying causes of the material weakness and significant deficiencies. However, if our remedial measures are insufficient to address the material weakness and significant deficiencies, or if significant deficiencies or material weaknesses in our internal control over financial reporting are discovered or occur in the future, it may adversely affect the results of our management evaluations and, when required, annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. In addition, if we are unable to produce accurate and timely financial statements or we are required to restate our financial results, our stock price may be adversely affected.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our operating results, expenses and financial condition.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events.

Our corporate headquarters are located in Southern California, and our two contract manufacturers are located in eastern Asia, both regions known for seismic activity. A significant natural disaster, such as an earthquake, a fire or a flood, occurring near our headquarters, or near the facilities of our contract manufacturers, could have a material adverse impact on our business, operating results and financial condition.

The terms of our amended and restated loan and security agreement place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

We have a $3.0 million revolving credit facility and a $750,000 growth capital term loan and security agreement with Silicon Valley Bank that is secured by a lien covering substantially all of our properties, rights and assets, excluding intellectual property. As of March 31, 2014, the revolving credit facility was undrawn, and the outstanding principal balance of the growth capital term loan was $750,000. The loan and security agreement contains customary affirmative and negative covenants and events of default applicable to us and any subsidiaries, if any. The affirmative covenants include, among others, covenants requiring us (and us to cause our subsidiaries) to maintain our legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage, keep inventory, if any, in good and marketable condition and protect material intellectual property. The negative covenants include, among others, restrictions on us and our subsidiaries transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. If we default under the facility, the lender may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, the lender’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. The lender could declare a default upon the occurrence of any event that it interprets as a material adverse effect as defined under the credit facility, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization. To date, we have used the services of third-parties to perform tasks including design and sales and marketing. Our growth strategy may entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on consultants, effectively outsourcing key functions of our business, we will need to be able to manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality of the services provided by consultants is compromised for any reason, our ability to provide quality products in a timely manner could be harmed, which may have a material adverse effect on our business operating results and financial condition.

To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, operating results and financial condition.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions.

Our business depends on the economic health and general willingness of our current and prospective end-customers to make those capital commitments necessary to purchase our products. If the conditions in the U.S. and global economies remain uncertain or continue to be volatile, or if they deteriorate, our business, operating results and financial condition may be materially adversely affected. Economic weakness, end-customer financial difficulties, limited availability of credit and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, if interest rates rise or foreign exchange rates weaken for our international customers, overall demand for our products and services could decline and related capital spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices for us and increased shipping costs, both of which may negatively affect our business, operating results and financial condition.

Our business and prospects depend on the strength of our market efforts and our brand. Failure to maintain and enhance our brand would harm our ability to maintain and expand our base of customers.

Maintaining and enhancing our brand is important to maintaining and expanding our base of customers who purchase our products. This will depend largely on our ability to continue to provide high-quality solutions, and we may not be able to do so effectively. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful. Our efforts in developing our brand may be affected by the marketing efforts of our competitors. If we are unable to cost-effectively maintain and increase awareness of our brand, our business, results of operations and financial condition could be harmed. Our brand may be impaired by a number of other factors, including product malfunctions. Any inability to effectively police our trademark rights against unauthorized uses by third parties could adversely impact the value of our trademarks and our brand recognition. If we fail to maintain and enhance our brand, or if we need to incur unanticipated expenses to establish our brand in new markets, our operating results would be negatively affected from reduced sales and increased marketing expenses.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention.

We are generally obligated to indemnify our channel partners and end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our channel partners and end-customers for certain intellectual property infringement claims regarding our products. As a result, in the case of infringement claims against these channel partners and end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our channel partners and other end-customers in the future may seek indemnification from us in connection with infringement claims brought against them. We will evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If a channel partner or end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

Risks Related to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our operating results and financial condition.

The substantial majority of our sales are to ODMs and distributors based in China. However, for the year ended December 31, 2013, approximately 62% of the end-customers of our products, based on sales, are in North America and approximately 38% are outside of North America, and we are continuing to expand our international operations as part of our growth strategy. We have limited sales personnel and sales and support operations in the United States, Asia, and Europe. Our ability to convince customers to expand their use of our antenna products is directly correlated to our direct engagement with our end-customers and our channel partners. To the extent we are unable to engage with non-U.S. customers effectively with our limited sales force capacity, we may be unable to grow sales to existing customers.

Our international operations subject us to a variety of risks and challenges, including the following: increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations; reliance on channel partners; increased financial accounting and reporting burdens and complexities; compliance with foreign laws and regulations; compliance with U.S. laws and regulations for foreign operations; and, reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad. Any of these risks could adversely affect our international operations, reduce our international sales or increase our operating costs, adversely affecting our business, operating results and financial condition and growth prospects.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our channel partners, agents or consultants fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. Changes in our products or changes in applicable export or import laws and regulations may also create delays in the introduction and sale of our products in international markets, prevent our end-customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and operating results.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our end-customer’s products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, operating results and future sales, and could place additional burdens on the operations of our business.

Our end-customers’ products are subject to governmental regulations in a variety of jurisdictions. In order to achieve and maintain market acceptance, our end-customers’ products must continue to comply with these regulations as well as a significant number of industry standards. In the United States, our end-customers’ products must comply with various regulations defined by the Federal Communications Commission, Underwriters Laboratories and others. Our end-customers must also comply with similar international regulations.

As these regulations and standards evolve, and if new regulations or standards are implemented, our end-customers may be required to modify their products. The failure of their products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our antennas used in their products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We operate in several foreign countries. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Practices in the local business communities of many countries outside the United States have a level of government corruption that is greater than that found in the developed world. Our policies mandate compliance with these anti-bribery laws and we have established policies and procedures designed to monitor compliance with these anti-bribery law requirements; however, we cannot assure that our policies and procedures will protect us from potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations we could suffer from criminal or civil penalties or other sanctions that could have a material adverse effect on our business.

Risks Related to Our Common Stock and this Offering

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. The trading price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•	failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major change in our management;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Our directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control. After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,     % of our outstanding common stock, based on the number of shares outstanding as of March 31, 2014 and after giving effect to the sale of shares by the selling stockholders in connection with this offering. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change in control of the company;

•	impeding a merger, consolidation, takeover, or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

If securities or industry analysts issue an adverse opinion regarding our stock or do not publish research or reports about our company, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that equity research analysts publish about us and our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we would not have any control over such analysts or the content and opinions included in their reports. Securities analysts may elect not to provide research coverage of our company after the closing of this offering, and such lack of research coverage may adversely affect the market price of our common stock. The price of our common stock could also decline if one or more equity research analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have                  outstanding shares of our common stock, based on the number of shares outstanding as of March 31, 2014. This includes the shares included in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining                  shares are currently restricted as a result of lock-up agreements but will be able to be sold in the near future as set forth below.

Moreover, after this offering, the holders of                  shares of our common stock, based on the number of shares outstanding as of March 31, 2014, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Substantially all of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Plan of Distribution.” W.R Hambrecht and Co. LLC may, in its sole discretion, permit our officers, directors, employees, and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

Our management will have discretion in the use of the net proceeds from this offering and may not use them in a way which increases the value of your investment.

We currently intend to use the net proceeds of the offering for working capital and general corporate purposes, including sales and marketing activities, product development, and capital expenditures, and we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. However, our management will have considerable discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of those proceeds. Our management may spend the proceeds in ways that do not improve our operating results or enhance the value of our common stock, and you will not have the opportunity to influence management’s decisions on how to use the proceeds from this offering. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $         in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. In addition, new investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately     % of the outstanding equity capital. The exercise of outstanding options and warrants will result in further dilution. In addition, if we raise additional funds by issuing equity securities, our stockholders may experience further dilution. For a detailed description of the dilution that you will experience immediately after this offering, see “Dilution”.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions:

•	authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock and up to approximately shares of authorized but unissued shares of common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman, the Chief Executive Officer or the President;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause; and

•	provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum.

In addition, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Furthermore, our certificate of incorporation that will go into effect prior to the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in such action

These anti-takeover provisions and other provisions in our certificate of incorporation and amended and restated bylaws that will go into effect prior to the closing of this offering could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have never paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. In addition, our loan and security agreement with Silicon Valley Bank restricts our ability to pay cash dividends on our common stock and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

There has not been a public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. You may not be able to sell your shares quickly or at or above the initial offering price. The initial public offering price will be determined by negotiations with the representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could trade below the initial public offering price.

Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new solutions and technologies and expand our operations.

If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result other risks described in this “Risk Factors” section, we may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. We may also consider raising additional capital in the future to expand our business, pursue strategic investments, take advantage of financing opportunities, or other reasons.

Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or to grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these actions could harm our business, operating results and financial condition.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, which includes, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

•	exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after our initial public offering, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.

We have never operated as a public company. As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules implemented by the SEC and NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described above, as an emerging growth company, we will not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Risks Related to the Auction Process for Our Offering

Our stock price could decline rapidly and significantly following our initial public offering.

Our initial public offering price will be determined by an auction process conducted by us, the selling stockholders and the underwriters. We believe this auction process will provide information about the market demand for our common stock at the time of our initial public offering. However, this information may have no relation to market demand for our common stock once trading begins. We expect that the bidding process will reveal a clearing price for shares of our common stock offered in the auction. The auction clearing price is the highest price at which all of the shares offered may be sold to potential investors. Although we, the selling stockholders and the underwriters may elect to set the initial public offering price below the auction clearing price, we and the selling stockholders may also set an initial public offering price that is equal to the clearing price. If there is little or no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would likely decline following our initial public offering. In addition, the auction process may lead to more stock price volatility or a stock price decline after the initial sales of our stock in the offering, which could lead to class action or securities litigation that would be expensive, time-consuming and distracting to our management team. If your objective is to make a short-term profit by selling the shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

The auction process for our public offering may result in a phenomenon known as the “winner’s curse,” and, as a result, investors may experience significant losses.

The auction process for our initial public offering may result in a phenomenon known as the “winner’s curse.” At the conclusion of the auction, bidders that receive allocations of shares in this offering, or the successful bidders, may infer that there is little incremental demand for our shares above or equal to the initial public offering price. As a result, successful bidders may conclude that they paid too much for our shares and could seek to immediately sell their shares to limit their losses should our stock price decline. In this situation, other investors that did not submit successful bids may wait for this selling to be completed, resulting in reduced demand for our common stock in the public market and a significant decline in our stock price. Therefore, we caution investors that submitting successful bids and receiving allocations may be followed by a significant decline in the value of their investment in our common stock shortly after our offering.

The auction process for our initial public offering may result in a situation in which less price sensitive investors play a larger role in the determination of the offering price and constitute a larger portion of the investors in the offering, and, therefore, the offering price may not be sustainable once trading of our common stock begins.

In a typical initial public offering, a majority of the shares sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with initial public offerings. These professional investors typically have access to, or conduct their own independent research and analysis regarding investments in initial public offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price when participating in our auction process. Because of our auction process, these less price sensitive investors may have a greater influence in setting the initial public offering price and may have a higher level of participation in the offering than is normal for initial public offerings. This, in turn, could cause our auction process to result in an initial public offering price that is higher than the price professional investors are willing to pay for our shares. As a result, our stock price may decrease once trading of our common stock begins. Also, because professional investors may have a substantial degree of influence on the trading price of our shares over time, the price of our common stock may decline and not recover after our offering. Furthermore, if our initial public offering price is above the level that investors determine is reasonable for our shares, some investors may attempt to short sell the stock after trading begins, which would create additional downward pressure on the trading price of our common stock.

Successful bidders may receive the full number of shares subject to their bids, so potential investors should not make bids for more shares than they are prepared to purchase.

We and the selling stockholders may set the initial public offering price near or equal to the auction clearing price. If we and the selling stockholders do this, the number of shares represented by successful bids will likely approximate the number of shares offered by this prospectus, and successful bidders may be allocated all or almost all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

Our initial public offering price may have little or no relationship to the price that would be established using traditional valuation methods, and therefore, the initial public offering price may not be sustainable once trading begins.

We and the selling stockholders may set the initial public offering price near or equal to the auction clearing price. The offering price of our shares may have little or no relationship to, and may be significantly higher than, the price that otherwise would be established using traditional indicators of value, such as our future prospects and those of our industry in general; our sales, earnings, and other financial and operating information; multiples of revenue, earnings, cash flows and other operating metrics; market prices of securities and other financial and operating information of companies engaged in activities similar to ours; and the views of research analysts. As a result, our initial public offering price may not be sustainable once trading begins, and the price of our common stock may decline.

If research analysts publish or establish target prices for our common stock that are below the initial public offering price or the then current trading market price of our shares, the price of our shares of common stock may fall.

Although the initial public offering price of our shares may have little or no relationship to the price determined using traditional valuation methods, we believe that research analysts will rely upon these methods to establish target prices for our common stock. If research analysts, including research analysts affiliated with the underwriters, publish target prices for our common stock that are below our initial public offering price or the then-current trading market price of our shares, our stock price may decline.

Submitting a bid does not guarantee an allocation of shares of our common stock, even if a bidder submits a bid at or above the initial public offering price.

The underwriters may require that bidders confirm their bids before the auction for our initial public offering closes. If a bidder is requested to confirm a bid and fails to do so within the permitted time period, that bid will be deemed to have been withdrawn and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, the underwriters, in consultation with us and the selling stockholders, may determine that some bids that are at or above the initial public offering price are manipulative or disruptive to the bidding process, in which case all of the bids submitted by that investor may be rejected.

The fact that the offering is relatively small in size and involves some novel aspects of distribution could limit the market price, liquidity or trading volume of our stock.

We and the selling stockholders are collectively offering only a maximum of                  shares. The relatively small size of the offering may prevent us from obtaining as much research coverage from market analysts after the offering as we might obtain for an offering of greater size. This reduced level of coverage may limit the market price, liquidity or trading volume of our common stock. In addition, the approach being used by the underwriters for the distribution of the shares differs somewhat from the distribution approach currently used in traditional underwritten offerings of equity securities. The novel aspects of this distribution approach could affect the pricing of the shares, which could cause greater price volatility than if the distribution were done in the traditional manner.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our future operating results, financial position and cash flows, our business strategy and plans and our objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “plan,” “target,” “project,” “contemplate,” “predict,” “potential,” “would,” “could,” “should,” “intend” and “expect” or the negative of these terms or other similar expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions, including those described under sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors and uncertainties may emerge from time to time. It is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, whether as a result of any new information, future events, changed circumstances or otherwise.

This prospectus contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

If the minimum number of shares offered are sold, we estimate that the net proceeds to us will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriters’ commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriters’ commissions, associated with those sales. Each $1.00 increase (decrease) in the assumed initial public offering price of $         would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriters’ commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds we receive from this offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

The amounts and timing of our actual expenditure, including expenditure related to sales and marketing and product development will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, expansion internationally, the amount of cash generated or used by our operations, competitive pressures and other factors described under “Risk Factors” in this prospectus. We therefore cannot estimate the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Our loan and security agreement with Silicon Valley Bank restricts our ability to pay cash dividends on our common stock and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2014 on:

•	an actual basis;

•	on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock prior to the closing of this offering, (2) the reclassification of our preferred stock warrant liability to additional paid-in capital, a component of stockholders’ deficit, and (3) our reincorporation in Delaware and filing of our Delaware certificate of incorporation prior to the closing of this offering; and

•	on a pro forma as adjusted basis to additionally reflect our receipt of the net proceeds from our sale of shares of common stock in this offering, assuming sale of the minimum number of shares, at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriters’ commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing as well as our actual expenses. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash	$2,473,110	$	$
Preferred stock warrant liability	1,802,307
Long-term notes payable	551,995
Preferred stock, no par value, 45,500,000 shares authorized, 29,299,530 shares issued and outstanding, actual, $0.0001 par value, shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	45,077,235
Common stock, no par value, 55,000,000 shares authorized, 6,414,901 shares issued and outstanding, actual; $0.0001 par value and shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1,016,783
Additional paid-in capital	—
Accumulated deficit	(45,199,257)
Total stockholders’ (deficit) equity	(38,214,195)
Total capitalization	$894,491	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriters’ commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million.

The number of shares in the table above excludes:

•	5,120,500 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, at a weighted average exercise price of $0.24 per share;

•	8,582,414 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $1.05 per share; and

•	unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,334,760 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of March 31, 2014, which shares will be added to the shares to be reserved under our 2014 Incentive Award Plan, shares of common stock to be reserved for future issuance under our 2014 Incentive Award Plan, which will become effective in connection with this offering, and shares of common stock to be reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering, and shares that become available under our 2014 Incentive Award Plan and 2014 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Incentive Award Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will immediately be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2014, our historical net tangible book value was approximately $(44.2) million, or $(6.89) per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities and preferred stock, divided by the number of shares of our common stock outstanding as of March 31, 2014. As of March 31, 2014, our pro forma net tangible book value was approximately $        , or $         per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into our common stock prior to the closing of this offering, and the resultant reclassification of our preferred stock warrant liability to additional paid-in capital, a component of stockholders’ deficit.

After giving further effect to our sale of                  shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriters’ commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $        , or approximately $         per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2014	$(6.89)
Pro forma increase per share attributable to the pro forma transactions described in the preceding paragraphs

Pro forma net tangible book value per share as of March 31, 2014

Pro forma increase per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $         per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriters’ commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by $         per share and decrease (increase) the dilution to new investors in this offering by approximately $         per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriters’ commissions and the estimated offering expenses payable by us.

The following table summarizes, on the pro forma as adjusted basis described above, as of March 31, 2014, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriters’ commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Total		100%		$	100%

The foregoing table does not reflect the sales made by existing stockholders in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                  shares, or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to                 shares, or     % of the total number of shares of our common stock outstanding after this offering, assuming the number of shares sold by the selling stockholders remains the same.

The foregoing tables and discussion and tables exclude:

•	5,120,500 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2014, at a weighted average exercise price of $0.24 per share;

•	8,582,414 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $1.05 per share; and

•	unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 1,334,760 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of March 31, 2014, which shares will be added to the shares to be reserved under our 2014 Incentive Award Plan, shares of common stock to be reserved for future issuance under our 2014 Incentive Award Plan, which will become effective in connection with this offering, and shares of common stock to be reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering, and shares that become available under our 2014 Incentive Award Plan and 2014 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Incentive Award Plans.”

To the extent that any of these outstanding options or warrants are exercised, new investors will experience further dilution. If all of such outstanding options and warrants had been exercised as of March 31, 2014, the pro forma as adjusted net tangible book value per share would be $        , and total dilution per share to new investors would be $        . In addition, we may issue additional shares of common stock, other equity securities or convertible debt securities in the future, which may cause further dilution to new investors in this offering.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of the management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results.

	Year Ended		Three Months Ended
	December 31, 2012	December 31, 2013	March 31, 2013	March 31, 2014
			(unaudited)

Statements of Operations Data:

Sales	$18,197,063	$25,392,286	$5,148,205	$6,362,612

Cost of goods sold	11,520,325	15,379,416	3,193,731	3,518,169

Gross profit	6,676,738	10,012,870	1,954,474	2,844,443

Operating expenses:

Research and development	2,481,122	3,142,316	744,393	824,454

Sales and marketing	2,302,387	3,035,648	645,956	996,958

General and administrative	1,783,543	2,234,566	664,995	1,205,222

Total operating expenses	6,567,052	8,412,530	2,055,344	3,026,634

Income (loss) from operations	109,686	1,600,340	(100,870)	(182,191)

Interest and other expense (income)	1,196,061	1,424,484	874,423	(1,811,728)

Income (loss) before income taxes	(1,086,375)	175,856	(975,293)	1,629,537

Provision for income taxes	800	10,800	—	(357)

Net income (loss)	$(1,087,175)	$165,056	$(975,293)	$1,629,894

Net income (loss) per share attributable to common stockholders(1)

Basic	$(0.85)	$(0.60)	$(0.42)	$0.23

Diluted	$(1.08)	$(0.60)	$(0.42)	$(0.04)

Weighted average shares outstanding used in computing net income (loss) per share attributable to common stockholders(1)

Basic	3,785,661	3,785,716	3,785,661	4,412,162

Diluted	3,785,661	3,785,716	3,785,661	4,412,162

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

(1)	See Note 1 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31,
	2012	2013	2014
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$443,400	$2,788,274	$2,473,110
Working capital	711,337	2,535,160	2,352,190
Total assets	3,682,772	6,723,204	7,586,932

Preferred stock warrant liability	2,172,748	3,596,537	1,802,307
Long-term notes payable	—	206,356	551,995
Preferred redeemable convertible stock	36,333,425	38,579,922	39,108,686
Preferred convertible stock	5,968,549	5,968,549	5,968,549

Additional paid-in capital	—	—	—
Accumulated deficit	(44,581,840)	(46,491,004)	(45,199,527)
Total stockholders’ deficit	(37,607,348)	(39,505,672)	(38,214,195)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and operating results together with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. The last day of our fiscal year is December 31. Our fiscal quarters end on March 31, June 30, September 30, and December 31. 2014, our current fiscal year, will end on December 31, 2014.

Overview

Airgain is a leading provider of embedded antenna technology for the in-home wireless device market. Our innovative antenna systems open up exciting new possibilities in residential wireless services requiring design flexibility and reliable, whole-home wireless data and video coverage. Our antennas are found in end-user products that are deployed in carrier, enterprise, and residential wireless networks, including WLAN, or Wi-Fi networking, access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions. Our embedded antenna solutions are designed for easy integration into a variety of wireless devices, primarily those utilizing WLAN. Our significant experience in the design, integration, and testing of embedded antenna products has allowed us to become one of the leading providers of embedded antennas in the residential WLAN antenna market. Driven by customer interest in alternative wireless connectivity technologies, we also provide our embedded antenna technology for adjacent data connectivity markets, including cellular, LTE, and DECT, as well as high-performance designs for the in-building wireless market.

We shipped approximately 57 million antenna products worldwide in 2013. Our products are found in a broad range of devices that generally enable Wi-Fi connectivity for data and video coverage. We sell our products to original equipment and design manufacturers, commonly referred to as OEMs and ODMs. These companies compete based on product performance, product features, price, and other factors. While our products are found in devices manufactured by global OEMs and ODMs, the products end up primarily in the end-user products that are deployed in carrier, enterprise, and residential wireless networks, access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions. Our global sales force works with telecommunications and broadband carriers and retail-focused customers who seek high performance, reliable wireless solutions. By working with these end-user carriers and retail-focused customers, we seek to have service providers influence OEMs and ODMs to specify our antennas for the products that they provide to their end-user customers. Our direct sales team works directly with customers, and also works with indirect channel partners who pursue sales opportunities that are based in the United States, Europe, and Asia.

Our sales cycle can be short or lengthy depending upon the specific situation. For some recurring customers, we are able to commence volume production of equipment that incorporates our products in less than one calendar quarter. In situations where we are selling to a new customer, it may take 12 to 18 months from initial meeting to achieve a design win. Competition generally lengthens the sales process, but our past performance and ability to provide high throughput, highly reliable antenna solutions can shorten the process.

We intend to continue investing for long-term growth. We have invested and expect to continue to invest heavily in our product development efforts to address customer needs, and enable solutions that can address new end markets, such as alternative wireless connectivity technologies. In addition, we expect to continue to expand our sales force and engineering organizations and to make additional capital expenditures to further penetrate markets both in the United States and internationally, and to continue to expand our research and development for new product offerings and technology solutions.

We believe demand is growing rapidly for our antenna solutions and there is a significant market opportunity. As the ability to provide mobile internet access has grown, our solutions and expertise have become more important to prospects and customers. As a passive component, embedded antennas can be viewed as a commodity. However, our design, engineering, and research show that antenna selection, placement, and testing can have significant improvements in product performance. We believe that we are chosen when performance is a more significant factor than price, and our distinctive focus on superior designs that provide increased range and throughput has allowed us to build a leadership position in the in-home WLAN antenna market.

We generate revenue from sales of our antenna products. We may provide design, engineering, test, and other services in order to win a design and generate purchase orders. These services are generally provided for free in order to generate goodwill with prospects and customers. We believe that providing these services increases the likelihood that prospects and customers will place additional orders with us.

Our sales increased 39.5% last year, from $18.2 million for 2012 to $25.4 million for 2013. Sales have increased each year since 2009, from $3.6 million in 2009 to $6.6 million in 2010, $10.0 million in 2011, $18.2 million in 2012, and $25.4 million in 2013. However, our historical sales growth has been somewhat inconsistent and should not be considered indiciative of our future performance. Our income from operations has also increased from $0.1 million in 2012 to $1.6 million in 2013.

Factors Affecting Our Operating Results

We believe that our performance and future success are dependent upon a number of factors, including the average selling price of our products, manufacturing costs, investments in our growth, and our ability to diversify the number of devices that incorporate our antenna products. Our customers are extremely price conscious, and our operating results are affected by pricing pressure which may force us to lower prices below our established list prices. We have seen our average selling price decrease 8.3% in the three months ended March 31, 2014 compared to the three months ended March 31, 2013. In order to offset decreases in the average selling price of our products, we have and continue to focus on increasing manufacturing efficiencies as we grow in scale by negotiating improved raw materials pricing on behalf of our contract manufactures. Our ability to increase sales also depends on investments in our growth to address customer needs, target new end markets, develop our product offerings and technology solutions and expand internationally. In addition, a limited number of end customer devices which incorporate our antenna products comprise a significant amount of our sales, and the discontinuation or modification of such devices may materially and adversely affect our sales and results of operations. Our ability to maintain or increase our sales depends on new and existing end customers selecting our antenna solutions for their equipment and devices. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must successfully address. See the section entitled “Risk Factors.”

Key Components of Our Results of Operations and Financial Condition

Sales

We primarily generate revenue from the sales of our products. As discussed further in “—Critical Accounting Policies and Estimates—Revenue Recognition” below, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. We generally recognize sales at the time of shipment to our customers, provided that all other revenue recognition criteria have been met. Although currently insignificant, we may also generate service revenue derived from agreements to provide design, engineering, and testing to a customer.

Cost of Goods Sold

The cost of goods sold reflects the cost of producing antenna products that are shipped to customers. This primarily includes manufacturing costs of our products payable to our third-party contract manufacturers. The cost of goods sold that we generate from services provided to customers primarily includes personnel costs.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing, and general and administrative. For each category, the largest component is personnel costs, which includes salaries, employee benefit costs, bonuses, commissions, as applicable, and stock-based compensation. Operating expenses also include allocated overhead costs for depreciation of equipment, facilities and information technology. Allocated costs for facilities consist of leasehold improvements and rent. Operating expenses are generally recognized as incurred.

Research and development. Research and development expenses primarily consist of personnel and facility-related costs attributable to our engineering research and development personnel. These expenses include work related to the design, engineering and testing of antenna designs, and antenna integration, validation and testing of customer devices. These expenses include salaries, including stock-based compensation, benefits, bonuses, travel, communications, and similar costs. We may also incur expenses from consultants and for prototyping new antenna solutions. We expect research and development expense to increase in absolute dollars as we increase our research and development headcount to further strengthen and enhance our antenna design and integration capabilities and invest in the development of new solutions and markets, although our research and development expense may fluctuate as a percentage of total sales.

Sales and marketing. Sales and marketing expenses primarily consist of personnel and facility-related costs for our sales, marketing, and business development personnel, stock-based compensation and bonuses earned by our sales personnel, and commissions earned by our third-party sales representative firms. Sales and marketing expense also includes the costs of trade shows, marketing programs, promotional materials, demonstration equipment, travel, recruiting, and allocated costs for certain facilities. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations in support of our investment in our growth opportunities, although our sales and marketing expense may fluctuate as a percentage of total sales.

General and administrative. General and administrative expenses primarily consist of personnel and facility-related costs for our executive, finance, and administrative personnel, including stock-based compensation, as well as legal, accounting, and other professional services fees, depreciation, and other corporate expenses. We have recently incurred, and expect to continue to incur, additional expenses as we grow our operations and prepare to operate as a public company, including higher legal, corporate insurance and accounting expenses, and the additional costs of achieving and maintaining regulatory compliance. We expect general and administrative expense to increase in absolute dollars due to additional legal fees and accounting, insurance, investor relations, and other costs associated with being a public company, as well as due to costs associated with growing our business, although our general and administrative expense may fluctuate as a percentage of total sales.

Interest and Other Expense (Income)

Interest Expense. Interest expense consists of interest on our outstanding debt and amortization of loan fees.

Other Expense (income). Other expense consists primarily of the change in fair value of our convertible stock warrant liability. Preferred redeemable convertible stock warrants are classified as a liability on our balance sheets and their estimated fair value is re-measured at each balance sheet date using an option-pricing model, with the corresponding change recorded within other expense (income). Upon the completion of this offering, the outstanding warrants to purchase shares of our preferred redeemable convertible preferred stock will convert into warrants to purchase shares of our common stock at which time the warrants will be adjusted to fair value in the statements of operations with the final fair value reclassified to additional paid-in capital.

Provision for Income Taxes

Provision for income taxes consists of state and foreign income taxes. Because we have generated net losses in the past, we have established a full valuation allowance against all deferred tax assets including net operating loss carryforwards and research and development credits.

Results of Operations

The following tables set forth our operating results for the periods presented and as a percentage of our total sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended		Three Months Ended
	December 31, 2012	December 31, 2013	March 31, 2013	March 31, 2014

Income Statement:

Sales	$18,197,063	$25,392,286	$5,148,205	$6,362,612

Cost of goods sold	11,520,325	15,379,416	3,193,731	3,518,169

Gross profit	6,676,738	10,012,870	1,954,474	2,844,443

Operating expenses:

Research and development	2,481,122	3,142,316	744,393	824,454

Sales and marketing	2,302,387	3,035,648	645,956	996,958

General and administrative	1,783,543	2,234,566	664,995	1,205,222

Total operating expenses	6,567,052	8,412,530	2,055,344	3,026,634

Income (loss) from operations	109,686	1,600,340	(100,870)	(182,191)

Interest and other expense (income)	1,196,061	1,424,484	874,423	(1,811,728)

Income (loss) before income taxes	(1,086,375)	175,856	(975,293)	1,629,537

Provision for income taxes	800	10,800	—	(357)

Net income (loss)	$(1,087,175)	$165,056	$(975,293)	$1,629,894

	Year Ended		Three Months Ended
	December 31, 2012	December 31, 2013	March 31, 2013	March 31, 2014
	(calculated as a percentage of associated sales)
Statement of Operations Data:

Sales	100%	100%	100%	100%

Cost of goods sold	63.3%	60.6%	62.0%	55.3%

Gross profit	36.7%	39.4%	38.0%	44.7%

Operating expenses:

Research and development	13.6%	12.4%	14.5%	13.0%

Sales and marketing	12.7%	12.0%	12.5%	15.7%

General and administrative	9.8%	8.8%	12.9%	18.9%

Total operating expenses	36.1%	33.1%	39.9%	47.6%

Income (loss) from operations	0.6%	6.3%	-2.0%	-2.9%

Interest and other expense (income)	6.6%	5.6%	17.0%	-28.5%

Income (loss) before income taxes	-6.0%	0.7%	-18.9%	25.6%

Provision for income taxes	0.0%	0.04%	0.0%	0.0%

Net income (loss)	-6.0%	0.65%	-18.9%	25.6%

Non-GAAP Financial Results

We believe that the use of Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, or Adjusted EBITDA, is helpful for an investor to determine whether to invest in our common stock. In computing Adjusted EBITDA, we also exclude stock-based compensation expense, which represents non-cash charges for the fair value of stock options and other non-cash awards granted to employees. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States, or GAAP. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash operating expenses, we believe that providing a non-GAAP financial measure that excludes non-cash expense allows for meaningful comparisons between our core business operating results and those of other companies, as well as providing us with an important tool for financial and operational decision making and for evaluating our own core business operating results over different periods of time.

Our Adjusted EBITDA measure may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. Our Adjusted EBITDA is not a measurement of financial performance under GAAP, and should not be considered as an alternative to operating income or as an indication of operating performance or any other measure of performance derived in accordance with GAAP. We do not consider Adjusted EBITDA to be a substitute for, or superior to, the information provided by GAAP financial results.

The following table reflects the reconciliation of GAAP operating loss to non-GAAP Adjusted EBITDA:

	Year Ended
	December 31, 2012	December 31, 2013

Reconciliation of Net Income (loss) from operations to Adjusted EBITDA
Net income (loss) from operations	$109,686	$1,600,340
Stock-based compensation expense	53,104	68,276
Depreciation and amortization expense	223,373	160,256
Non-recurring expenses(1)	—	320,078

Adjusted EBITDA	$386,163	$2,148,950

(1)	Non-recurring expenses include costs related to certain professional services, fees incurred relating to breaking our existing lease and settlement costs related to a former employee.

	Three Months Ended
	March 31, 2013	March 31, 2014

Reconciliation of Net Income (loss) from operations to Adjusted EBITDA
Net income (loss) from operations	$(100,870)	$(182,191)
Stock-based compensation expense	8,509	456,629
Depreciation and amortization	56,031	64,857
Non-recurring expenses(1)	100,000	112,725

Adjusted EBITDA	$63,670	$452,020

(1)	Non-recurring expenses include costs related to certain professional services and duplicate rental payments in connection with the move to our new office headquarters.

Comparison of the Three Months Ended March 31, 2014 and 2013

Sales

Total sales increased by $1.2 million, or 23.6%, to $6.4 million for the three months ended March 31, 2014 compared with $5.2 million for the three months ended March 31, 2013, primarily due to an increase in product sales. Total antennas sold increased 33.7% from 10.9 million for the three months ended March 31, 2013 to 14.6 million for the three months ended March 31, 2014. The average selling price decreased 8.3% from $0.47 for the three months ended March 31, 2013 to $0.43 for the three months ended March 31, 2014.

Cost of Goods Sold

Cost of goods sold increased by $0.3 million, or 10.2%, to $3.5 million for the three months ended March 31, 2014 compared with $3.2 million for the three months ended March 31, 2013 primarily due to an increase in product sales offset by a decrease in raw materials and production cost.

Gross Profit

Gross profit as a percentage of sales, for the three months ended March 31, 2014 increased by 6.7% compared to the three months ended March 31, 2013, primarily as a result of an increase in manufacturing efficiencies from improved raw materials pricing due to higher volumes and scale as well as a reduction in our cost of goods sold due to increased cost competition after the introduction of a second contract manufacturing source in April 2013.

Operating Expenses

Research and Development

Research and development expense increased by $0.1 million, or 10.8%, to $0.8 million for the three months ended March 31, 2014 compared with $0.7 million for the three months ended March 31, 2013 primarily due to an increase in personnel expenses associated with headcount increases.

Sales and Marketing

Sales and marketing expense increased by $0.4 million, or 54.3%, to $1.0 million for the three months ended March 31, 2014 compared with $0.6 million for the three months ended March 31, 2013, primarily due to an increase in personnel expenses associated with headcount increases and travel expenses and the opening of an office in Taiwan in 2013.

General and Administrative

General and administrative expense increased by $0.5 million, or 81.2%, to $1.2 million for the three months ended March 31, 2014 compared with $0.7 million for the three months ended March 31, 2013 primarily due to a restricted stock award to our Chief Executive Officer of $0.4 million and increased rent for new corporate offices of $0.1 million.

Interest and Other Expense (Income)

Interest and other expense (income) decreased by $2.7 million due to the change in fair market valuation of warrants. For the three months ended March 31, 2014, the fair market value of warrants decreased $1.8 million compared with a $0.9 million increase for the three months ended March 31, 2013.

Comparison of the Years Ended December 31, 2013 and 2012

Sales

Total sales increased by $7.2 million, or 39.5%, to $25.4 million for the year ended December 31, 2013 compared with $18.2 million for the year ended December 31, 2012 primarily due to an increase in product sales. Total antennas sold increased 30.5% from 43.7 million units for the year ended December 31, 2012 to 57.1 million units for the year ended December 31, 2013. The average selling price per antenna increased 6.8% from $0.412 for the year ended December 31, 2012 to $0.440 for the year ended December 31, 2013.

Cost of Goods Sold

Cost of goods sold increased by $3.9 million, or 33.5%, to $15.4 million for the year December 31, 2013 compared with $11.5 million for the year ended December 31, 2012 primarily due to an increase in product sales offset by improved raw materials and production costs.

Gross Profit

Gross profit as a percentage of sales, for the year ended December 31, 2013 increased by 2.7% compared to the year ended December 31, 2012 primarily as a result of an increase in manufacturing efficiencies from improved raw materials pricing due to higher volumes and scale as well as a reduction in our cost of goods sold due to increased cost competition after the introduction of a second contract manufacturing source in April 2013.

Operating Expenses

Research and Development

Research and development expense increased by $0.7 million, or 26.6%, to $3.1 million for the year ended December 31, 2013 compared with $2.5 million for the year ended December 31, 2012 primarily due to an increase of $0.2 million in personnel expenses including salaries, contractor fees, bonuses, and travel as a result of increased headcount, $0.1 million of non-recurring charges related to an offer letter, a $0.1 million increase in product development cost, including legal expenses related to patent applications, and a $0.2 million increase in general and administrative allocations due to an increased headcount in research and development.

Sales and marketing

Sales and marketing expense increased by $0.7 million, or 31.8%, to $3.0 million for the year ended December 31, 2013 compared with $2.3 million for the year ended December 31, 2012, primarily due to an increase of $0.6 million in personnel expenses including salaries, commissions, bonuses, and travel and $0.1 million in marketing-related expenses

General and Administrative

General and administrative expense increased by $0.4 million, or 25.3%, to $2.2 million for the year ended December 31, 2013 compared with $1.8 million for the year ended December 31, 2012 primarily due to increases in personnel expenses including salaries, contractor fees, bonuses, and travel of $0.3 million, a $0.2 million increase in non-recurring charges related to certain outside professional services, and $0.1 million in audit fees offset by a $0.2 million increase in allocations to research and development expense.

Interest and Other Expense (Income), net

The increase in interest and other expense of $0.2 million from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily related to an increase in expense for the fair market value adjustment of warrants offset by a reduction in interest expense, including amortization of debt discount.

Liquidity and Capital Resources

We had cash and cash equivalents of $2.5 million at March 31, 2014. Cash and cash equivalents consist of cash. We did not have any short-term or long-term investments.

Before 2013, we had incurred net losses in each year since our inception, including net losses of $1.1 million in 2012. As a result, we had an accumulated deficit of $45.2 million at March 31, 2014.

Since inception, we have primarily financed our operations and capital expenditures through private sales of preferred stock, convertible promissory notes and cash flows from our operations. We have raised an aggregate of $29.9 million in net proceeds from the issuance of our preferred stock and convertible promissory notes.

As of March 31, 2014, we have approximately $750,000 outstanding under a term loan pursuant to our amended and restated loan and security agreement. In addition, under our amended and restated loan and security agreement, we have a revolving line of credit for $3.0 million. As of March 31, 2014, there was no balance owed on the line of credit. The term loan requires interest only payments through June 30, 2014 at which time it is to be repaid in 32 equal monthly installments of interest and principal. The term loan matures on February 1, 2017, at which time all unpaid principal and accrued and unpaid interest is due. The term loan interest rate is 6.5%. We must maintain a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the loan and security agreement of 1.00 to 1.00. The line of credit is available as long as we maintain a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the loan and security agreement of 1.25 to 1.00. If this liquidity ratio is not met, the line of credit will only allow for maximum advances of 80% of the aggregate face amount of all eligible receivables. The line of credit bears an interest rate of prime (4% as of December 31, 2013) plus 1.25%, and matures in April 2016. The lender has a first security interest in all our assets excluding intellectual property, for which the lender has received a negative pledge. The loan and security agreement contains customary affirmative and negative covenants and events of default applicable to us and any subsidiaries.

We plan to continue to invest for long-term growth, including expanding our sales force and engineering organizations and making additional capital expenditures to further penetrate markets both in the United States and internationally, as well as expanding our research and development for new product offerings and technology solutions. We anticipate that these investments will continue to increase in absolute dollars.

The following table presents a summary of our cash flow activity for the periods set forth below:

	Years Ended		Three Months Ended
	December 31, 2012	December 31, 2013	March 31, 2013	March 31, 2014

Net cash provided by (used in) operating activities	$228,783	$2,014,652	$(18,713)	$29,394
Net cash used in investing activities	(141,826)	(34,619)	(3,501)	(578,276)
Net cash provided by financing activities	241,908	364,841	104,001	233,718
Net increase in cash and cash equivalents	328,865	2,344,874	81,787	(315,164)

Net cash used in operating activities was $18,713 for the three months ended March 31, 2013. This was primarily a result of our net loss of $975,293, offset by net non-cash operating expenses of $37,340, a $901,606 increase in the warrant liability, and a change in operating assets and liabilities of $17,634. Net cash provided by operating activities was $29,394 for the three months ended March 31, 2014. This was primarily driven by our net income of $1,629,894 and net non-cash operating expenses of $521,486 offset by a $1,794,230 decrease in the warrant liability, a gain of $25,442 on the sale of certain fixed assets, and a change in operating assets and liabilities of $302,314.

Net cash provided by operating activities was $228,783 for the year ended December 31, 2012. This was primarily a result of our net loss of $1,087,175, a decrease of $1,097,422 in the warrant liability, and a $120,673 change in our operating assets and liabilities offset by net non-cash operating expenses of $276,525 and $2,257,528 of amortization of discount and accrued interest on the outstanding convertible notes. For the year ended December 31, 2013, the cash provided by operating activities of $2,014,652 was primarily a result of net income of $165,056, net non-cash operating expenses of $228,532, an increase in warrant liability of $1,423,789 and a $197,275 change in operating assets and liabilities.

Net cash used in investing activities was $3,501 and $578,276 for the three months ended March 31, 2013 and 2014, respectively. Net cash used in investing activities during these periods consisted primarily of the purchase of property and equipment.

Net cash used in investing activities was $141,826 and $34,619 for the years ended December 31, 2012 and 2013, respectively. Net cash used in investing activities during these periods also consisted primarily of the purchase of property and equipment.

Financing activities in the three months ended March 31, 2013 provided net cash of $104,001 compared to $233,718 during the three month period ended March 31, 2014 and consisted of proceeds from the exercise of warrants in 2013 and proceeds of notes payable offset by the issuance of a note to an employee in 2014.

Financing activities in the years ended December 31, 2012 and 2013 provided net cash of $241,908, and $364,841, respectively. Financing activities in 2012 consisted of proceeds from the exercise of warrants. Financing activities in 2013 consisted of proceeds from notes payable, proceeds from the exercise of warrants, and proceeds from the exercise of stock options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2014:

		Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating Leases
Office leases	$3,025	$340	$930	$976	$779
Loan and security agreement	250	44	189	17	—

Total	$3275	$384	$1119	$993	$779

We have entered into lease agreements for office space and research facilities in San Diego, California; Taipei, Taiwan; and Shenzhen and Jiangsu, China under non-cancelable operating leases that expire at various dates through 2020.

We increased our borrowing under our loan and security agreement to $750,000 during the 3 months ended March 31, 2014.

We subcontract with other companies to manufacture our products. During the normal course of business, our contract manufacturers procure components based upon orders placed by us. If we cancel all or part of the orders, we may still be liable to the contract manufacturers for the cost of the components purchased by the subcontractors to manufacture our products. We periodically review the potential liability, and as of March 31, 2014, we have no significant accruals recorded. Our financial position and operating results could be negatively impacted if we were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable regulations of the Securities and Exchange Commission) that are reasonably likely to have a current or future material effect on our financial condition, operating results, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and operating results is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported sales and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

We have elected to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Securities Act of 1933, as amended. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

We generate revenue from the sale of our antenna products. We recognize revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Title and risk of loss transfer to customers either when the products are shipped to or received by the customer, based on the terms of the specific agreement with the customer.

A portion of our sales is made through distributors under agreements allowing for pricing credits and/or rights of return under certain circumstances. To date, pricing credits and returns under these provisions have been insignificant; accordingly, our allowance for sales returns and pricing credits was insignificant as of December 31, 2012, and 2013 and as of March 31, 2014.

Stock-based compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes-Merton option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the vesting period of the respective award.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes-Merton option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

We recorded stock-based compensation expense of approximately $68,276, $53,104, $456,629 and $8,509 for the years ended December 31, 2012 and 2013, and the three months ended March 31, 2014 and 2013, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The Black-Scholes-Merton option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different.

Our assumptions are as follows:

•	Fair value of our common stock. Because our stock was not publicly traded prior to this offering, we estimate the fair value of our common stock. See “—Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock” below. Upon the closing of this offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore we estimate the expected term by using the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•	Expected volatility. As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•	Expected dividend. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

•	Expected forfeiture. We use historical data to estimate pre-vesting option forfeitures and record stockbased compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes-Merton option-pricing model. Our board of directors, with the assistance of management, determined the fair value of our common stock on each grant date. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant.

Because there has been no public market for our common stock, the fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant, including the following:

•	contemporaneous valuations performed by a qualified, independent appraiser;

•	our current and projected operating and financial performance, including our levels of available capital resources;

•	trends and developments in our industry;

•	the valuation of publicly traded companies in our sector, as well as recently completed initial public offerings and mergers and acquisitions of comparable companies;

•	rights, preferences and privileges of our common stock compared to the rights, preferences and privileges of our other outstanding equity securities;

•	U.S. and global economic and capital market conditions;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of our company given prevailing market and sector conditions;

•	the illiquidity of our securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

Our business enterprise value was estimated using a combination of two generally accepted approaches: the income approach and the market-based approach. The income approach estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the cost of capital associated with an investment in a similar company and risks associated with our cash flow projections. Our discounted cash flow projections are sensitive to highly subjective assumptions that we were required to make each valuation date. The market-based approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focuses on comparing us to the group of peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company. For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the market approach and income approach. The financial forecasts took into account our past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

If we had made different assumptions than those used, the amount of our stock-based compensation expense, net income (loss) and net income (loss) per share amounts could have been significantly different. Following the closing of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on the applicable grant date.

Based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding as of March 31, 2014 would be $         million, of which $         million and $         million would have been related to stock options that were vested and unvested, respectively, at that date.

Preferred Redeemable Convertible Stock Warrant Liability

We have issued freestanding warrants exercisable to purchase shares of our Series G preferred redeemable convertible stock. These warrants are classified as a liability in the accompanying consolidated balance sheets, as the terms for redemption of the underlying security are outside our control. The warrants are recorded at fair value using an option pricing model. The fair value of all warrants is remeasured at each balance sheet date with any changes in fair value being recognized in the statement of operations. We will continue to adjust the liability for fair value until the earlier of: (i) the exercise or expiration of the warrants, (ii) conversion of the preferred redeemable convertible stock into common stock (which will occur upon completion of this offering) at which time the warrants will be adjusted to fair value and reclassified to additional paid-in capital, or (iii) until holders of the preferred redeemable convertible stock can no longer trigger a deemed liquidation event.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The standard will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for us on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Sensitivity

Our long-term debt bears interest at a fixed rate and therefore has minimal exposure to changes in interest rates. Our undrawn revolving credit facility under our loan and security agreement with Silicon Valley Bank bears interest at the U.S. prime rate plus 1.25%. If we draw funds from our revolving credit facility, we will be exposed to interest rate sensitivity, which is affected by changes in the U.S. prime rate.

Foreign Currency Risk

All of our sales are denominated in U.S. dollars, and therefore, our sales are not currently subject to significant foreign currency risk. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

BUSINESS

Overview

Airgain is a leading provider of embedded antenna technology for the in-home wireless device market. Our innovative antenna systems open up exciting new possibilities in residential wireless services requiring design flexibility and reliable, whole-home wireless data and video coverage. Our antennas are found in end-user products that are deployed in carrier, enterprise, and residential wireless networks, including Wireless local area networking, also known as WLAN or Wi-Fi networking, access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions. Our embedded antenna solutions are designed for easy integration into a variety of wireless devices, primarily those utilizing WLAN. Our significant experience in the design, integration, and testing of embedded antenna products has allowed us to become one of the leading providers in the residential WLAN antenna market. Driven by customer interest in alternative wireless connectivity technologies, we also provide our embedded antenna technology for adjacent data connectivity markets, including cellular, Long-Term Evolution, or LTE, and Digital Enhanced Cordless Telecommunications, or DECT, as well as high-performance designs for the in-building wireless market.

A Wi-Fi network allows various devices on a local area network, or LAN, to communicate with each other without the use of cabling or wiring. It adds the convenience of mobility to the powerful utility provided by high-speed data networks, and is a natural extension of broadband connectivity in the home and office. Wi-Fi technology was first utilized in applications such as computers and routers, and is now being embedded into other electronic devices, such as printers, digital cameras, gaming devices, PDAs, cellular phones and broadband modems. In addition, many new products are coming out with multiple wireless capabilities. As an example, tablets such as the Apple iPad come with Wi-Fi, Bluetooth, and cellular data capability. Each of these represents a separate radio technology, and each requires different antenna solutions to provide optimal performance.

We have a strong reputation with leading chipset vendors, Original Equipment Manufacturers, or OEMs, Original Design Manufacturers, or ODMs, telecommunications and broadband carriers and retail-focused customers. Our sales team, engineering leads, and executive management maintain relationships with key decision makers and engineering teams within this client value chain. Primarily distinguishing ourselves through early design, custom engineering support, and superior over-the-air, or OTA, testing capability, our design teams partner with customers in the early stages of antenna prototyping, testing, performance, and integration. We view OEMs and ODMs as strategic partners, while other antenna vendors do not engage directly with chipset vendors.

Providing custom support for antenna simulation, rapid prototyping, integration, and testing since 2004, we currently have approximately 150 antenna products in our portfolio. We shipped over 57 million antenna products in 2013 and supply our embedded antenna products to leading OEMs and ODMs worldwide. We have achieved significant growth in our business in a short period of time. From 2009 to 2013, our sales have grown from $3.6 million to over $25.4 million. Our income from operations has also increased from $0.1 million in 2012 to $1.6 million in 2013.

We believe we have established a leading position in the embedded antenna market because of the following attributes:

•	Leader in design, testing, and performance of embedded antennas. We believe that we are the only antenna vendor in the market today that designs throughput focused antenna solutions. We have developed a proprietary set of performance metrics, measurement methodologies, and test conditions to enable us to measure and predict the relative performance of 802.11 WLAN devices and networks at the component and application level. This well-defined antenna integration and testing process is designed to produce optimum performance solutions within customer design constraints. We have been designing and evaluating wireless antenna solutions since 2004, and have gained a significant level of expertise in testing and evaluating wireless systems to determine performance differences between antennas and devices. This commitment to performance has established us as one of the recognized leaders in the design, testing, and performance of wireless systems.

•	Substantial IP portfolio in the areas of antenna design and performance. We own a comprehensive portfolio of patents covering smart and embedded antennas, including smart antenna selection and switching. Our intellectual property, or IP, portfolio centers on antenna design and performance, and includes 48 issued patents and 23 pending patent applications.

•	Engaged directly with all major chipset vendors. We work closely with wireless chipset vendors to collaborate on next-generation WLAN reference designs. This frequently includes the joint development of reference design platforms optimized for use with our integrated embedded antenna systems. These WLAN reference designs are intended to provide ODMs with our high performance, embedded antenna solutions that produce consistent, measureable results and furnish a path to reduced product development costs and cycle times.

•	Broad, blue chip customer list. Our antenna products have been adopted by some of the world’s leading telecom manufacturers and networking companies, and are now being used by millions of subscribers of leading telecom carriers in the United States, Canada, Europe and Asia. To date, we have shipped to companies such as Actiontec Electronics, Inc., ARRIS Group, Inc., Belkin International, Inc., Cisco Systems, Inc., DIRECTV, LLC, EchoStar Corporation, Huawei Technologies Co., Ltd., Netgear, Inc., Pace plc, Sagemcom SAS and ZTE Corporation, among others.

Industry Background

We supply antennas that are part of the greater wireless communications industry. All wireless devices, from Wi-Fi routers to mobile handsets, require an antenna, or multiple antennas, in order to communicate with other devices. Antennas are the essential component in enabling wireless connectivity, and their design and application can dramatically impact throughput, range, and reliability in wireless devices.

Wireless communication is expanding rapidly

Wireless communication is growing rapidly. When wireless communication was first introduced to the mass consumer market in the United States in the mid-1980s, the primary application was mobile voice services. However, wireless has rapidly evolved in terms of applications and technology. Along with the rapid growth of the internet, consumers have adopted newer uses for wireless devices including managing e-mail, online browsing and shopping, and running applications for business, personal productivity, and entertainment and media while on the go.

The rising demand for in-home wireless devices has helped to drive the embedded antenna market. According to ABI Research, a market intelligence firm, the number of Wi-Fi-enabled device shipments is expected to exceed 3.5 billion devices annually by 2018, representing a 15% compound annual growth rate, or CAGR, in this market since 2012. Some of the in-home devices that are increasingly being produced with Wi-Fi capabilities and which require smart antennas and embedded antennas capable of wireless audio and video distribution throughout the “connected home” include smart TVs, tablets, smartphones, music devices, set top boxes, residential gateways, smart thermostats, meters, and security alarms. Our antennas are found in various in-home devices such as access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions.

Mirroring this growth, according to ABI Research, global Wi-Fi hotspots, such as those found at enterprise locations, like coffee shops or in corporate offices, are forecast to continue to expand at a CAGR of 15% from 2013 to 2018. There were approximately 4.2 million Wi-Fi hotspots in 2013, which is expected to top 10.5 million by 2018, according to estimates published in May 2014 by ABI Research. Wi-Fi hotspots are increasingly being deployed by mobile and fixed-line carriers as well as third-party operators as a means of offloading 3G/4G data users to Wi-Fi networks.

Trends driving demand for high-quality antenna solutions in wireless devices

The demand for smart phones, tablets, and other mobile computing devices remains robust. Whereas a family may have shared a single internet connection and PC at the turn of the century, today it is common in developed economies to see whole families with smart phones and multiple computing devices sharing broadband data and wireless access. The desire to be connected to the internet is extremely strong, and wireless access is an attractive method because it allows mobility, it does not require cabling within buildings, and it is lower cost than installing Ethernet or other wired networking technologies.

The most common form of wireless access is Wi-Fi, short for Wireless Fidelity. Wi-Fi is a standard established by the Institute of Electrical and Electronics Engineers, or IEEE, known technically as 802.11. The Wi-Fi standard is “the most ubiquitous wireless connectivity technology for internet access” according to ABI Research. Over time, the 802.11 protocol has evolved to deliver higher and higher rates of data throughput, requiring more sophisticated devices. In addition, wireless networking has become increasingly mission-critical as businesses, schools, and government now find themselves providing Wi-Fi access as well. As more applications become cloud-based (meaning stored or run from remote servers), access to these services will become more vital. The boom in Wi-Fi hotspots necessitates sophisticated enterprise-class antennas as well, as these locations have high-traffic, high-bandwidth requirements for a large number of users in a small area.

The industry challenge has been meeting needs for devices capable of high-bandwidth video and data applications by devising methods to improve coverage and performance. As an example of the transition to high-quality antenna solutions, there has recently been a market push for high-bandwidth Wi-Fi in everything from residential gateways to set top boxes in order to send wirelessly high quality video throughout the local network. Previously, Wi-Fi in devices like set top boxes had been for low-bandwidth data so users could do tasks such as sending/receiving email. With high-performance Wi-Fi, carriers can eliminate video cables, offering customers the ability to move their televisions to any point in the house and vastly reducing installation time and costs. The demand for streaming wireless video in this manner requires more sophisticated antenna designs in order to avoid slow data speeds and pixilation, which we have been able to provide as a result of our focus on performance and throughput-based antenna solutions.

Both consumer and enterprise applications in the WLAN market are in a period of expansion. International Data Corporation, or IDC, a market intelligence provider for the technology, telecommunications, and consumer technology markets, reported that the enterprise WLAN market had annual growth of 15% in 2013 and the consumer WLAN market expanded by 11% in 2013. Growth is due to WLAN expansion in emerging markets as well as a global transition from the older 802.11n wireless standard to the 802.11ac standard, which is newer, faster, and requires more advanced antennas as well as a greater number of antennas per device. 802.11ac devices can support up to eight antennas, doubling the current average of four per device under 802.11n standards. Going forward, new wireless protocols and product designs are anticipated that would likely support up to 10 to 12 antennas per device. Most 802.11n Wi-Fi chipsets utilize antenna selection at their core, and emerging 802.11ac technologies for in-home wireless video distribution incorporate smart antenna selection and switching.

We believe we are well positioned in key WLAN and Wi-Fi segments as a leading provider for embedded antennas capable of meeting next-generation 802.11ac wireless standards in the connected home. Our antennas are found in end-user products that are deployed in carrier, enterprise, and residential wireless networks, including WLAN, access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions. In addition, we have a strong patent portfolio and technology in the area of switched multi-beam antennas and dynamically optimized smart antenna systems that would allow us to move into the enterprise class market for Wi-Fi hotspots and small cells, or low-powered radio access points.

Complex designs and short product lifecycles

With the rapid development of wireless devices that utilize evolving radio technology and protocols, most manufacturers have emphasized introductions of state-of-the art chipsets and refined packaging. As a result, antennas are generally given the task of “fitting” into a design after other engineering and aesthetic considerations have been determined. While many in the industry agree that antenna capability is crucial to product performance, the pressure to release newer products with more distinctive capabilities and designs continues to dominate product development and roll out. Antenna design is often overlooked.

In addition, there is demand to release products quickly and efficiently. Customers often focus on time-to market and short design, engineering and production windows, performance and reliability of antennas compared to cost of antenna solutions, and outside radio frequency, or RF, engineering expertise.

Our Opportunity

Our opportunity is being driven by the confluence of trends regarding how people access and use digital content within their homes and businesses.

•	Growth of wireless devices. Over the past decade, wireless technologies, such as cellular and Wi-Fi, have emerged as mainstream networking platforms to connect people and data via devices. According to a February 2014 report from the Cisco Visual Networking Index, or the Cisco Report, the number of mobile-connected devices will exceed the world’s population by 2014. By 2018, there will likely be over 10 billion mobile and Machine-to-Machine, or M2M, devices, representing nearly 1.4 mobile devices per person on Earth.

•	Emerging whole home video market. Our business opportunity has been driven by the rapidly expanding market for embedded antenna solutions for in-home wireless data and video connectivity products. Wi-Fi has emerged as the key wireless technology for delivering media services in the connected home of the future, and the period from through 2018 is projected to have unabated mobile video adoption globally, despite macroeconomic conditions, according to the Cisco Report.

•	Increasing demand for mobile broadband. The demand for bandwidth has grown rapidly with the proliferation of sophisticated Wi-Fi-enabled devices. With ever increasing smartphone penetration rates and a host of new devices such as tablets, netbooks, mobile internet devices, or MIDs, and increasingly more powerful smartphones, the need for mobile broadband is at an all-time high and we believe is set to continue in demand and popularity. The Cisco Report predicts that mobile data traffic will expand at a CAGR of 61% through 2018, following a one-year growth rate of 81% in 2013. Over two-thirds of this bandwidth will be for video by 2018, which represented 53% of mobile data traffic in 2013.

Our Core Strengths and Solutions

Our core competency is designing high-performance embedded antenna solutions, which has allowed us to become one of the leading providers in the in-home WLAN antenna market. Our customers generally choose to work with us because of our emphasis on testing, performance, and our ability to work within the design and engineering constraints of proposed and existing products. In certain cases, when we are engaged early in the design and specification phase of product development, we can make suggestions on how to improve performance by helping prospects and customers make changes to accommodate the selection and placement of an antenna, or antennas, within the early design and prototype stages.

Airgain does more than sell an embedded antenna.

•	Design services and prototyping. We often become involved with customers in the design phase to provide input and help to ensure products perform well in the field. This starts with analyzing customer designs and devising prototype solutions that will meet the needs of customers. We do this iteratively with customers as required to create a custom solution. Our early stage design support centers on our proprietary AirMetric™ predictive antenna performance modeling solution which offers customers increased device performance and reduces product development time and costs. Using AirMetric™, we can identify the most promising antenna system through simulation and provide device manufacturers with design recommendations (e.g., box size and orientation, printed circuit board, or PCB, size, heat sink/shield locations and size, etc.) before devices are built.

•	Extensive Over-the-Air (OTA) testing. We have developed a set of proprietary performance metrics, measurement methodologies, and test conditions to enable measuring and predicting the relative OTA performance of 802.11-based WLAN routers, gateways, and set-top boxes. The purpose of this benchmark testing is to provide an accurate assessment of the performance characteristics of each device to enable buyers to make informed decisions in selecting the best antenna product for their needs. Our extensive OTA test process utilizes industry standard measurement tools and our proprietary implementation of the IEEE 802.11.2 Draft Recommended Practice for the Evaluation of 802.11 Wireless Performance. Our test methodology and process has become a leading industry standard for evaluating wireless performance in the WLAN space, and we supply testing tools and methodology to key customers and partners. These services are generally provided for free in order to generate goodwill with prospects. By providing this extra level of support, potential customers can see the difference in our solutions.

•	Product evolution and innovation. We employ engineers to continually develop better performing antennas for the benefit of customers. In addition, we spend time innovating to develop new designs and technologies that can be used for future customer needs. Over 50% of our employees are dedicated to engineering and design, with numerous Ph.D.s on staff.

Benefits to wireless devices

Based on our extensive background in wireless performance, we have developed a well-defined set of antenna engineering and integration steps to find the optimum antenna solution within any design constraints. This continuous feedback process allows us to produce the optimal antenna system design for any device, leading to better wireless performance for devices with our technology inside.

By focusing on performance, we strive to improve product satisfaction with customers. Often, competing makers of wireless devices use chips that are made by the same semiconductor manufacturer. Antenna reliability depends on numerous factors including material, mount position, physical connection and resistance to oxidation. However, the selection and placement of an antenna, or antennas, can change the performance characteristics measurably. Each sale of an antenna solution is customized according to the needs and requirements of the customer. Tradeoffs exist on placement, power, price, and other variables. By focusing on performance, we look to engineer and deliver the optimal solution given the customer’s product constraints. This commitment to performance has established us as one of the recognized leaders in the design, testing, and performance of wireless systems, and led to what we believe is one of the broadest blue chip customer lists in the industry.

Benefits to our customers

We have developed strong relationships with leading WLAN chipset vendors, OEMs, and key service providers in the home networking space, keeping us at the forefront of new developments in wireless technologies and industry requirements. We are able to share our expertise with customers in a number of areas including design, engineering, and testing. Because of our focused business, we can offer insight into problems and develop solutions based on knowledge gained from the release of approximately 150 unique antenna product SKUs to customers. By harnessing our specialized experience and expertise, we offer solutions that can improve our customers’ product performance, reduce their staff costs and allow our customers to focus on non-antenna related factors in the face of short design, engineering and production windows. Rather than rely upon a captive engineering group that only works on in-house opportunities, we can act as an outsourced antenna design, engineering, and test group for our customers.

We have also entered into joint development agreements with WLAN chipset vendors to collaborate on next-generation WLAN reference designs. Under these agreements, we have agreed to jointly pursue the development of reference design platforms optimized for use with integrated embedded antenna systems. These WLAN reference designs are intended to provide ODMs with high-performance, embedded antenna solutions from us that provide consistent, measureable results and provide a path to reduced product development costs and cycle times.

Our Growth Strategy

Our mission is to be the world’s leading supplier of smart and embedded antennas to the expanding wireless device and systems marketplace. The key elements of our strategy are listed below.

•	Lead the high-value, WLAN embedded antenna market. While the overall antenna market, from handsets to laptops to residential gateways, is large in terms of units, we target solutions where performance and design constraints are valued and where these constraints determine antenna selection versus solutions that merely seek to minimize component cost. Consequently, we prioritize product development efforts to markets that provide above-average returns, such as set-top boxes.

•	Expand our customer base. We have historically had favorable customer concentration levels, with no OEMs or carrier and retail-focused customers accounting for more than 30% of our sales during the past four years (2010-2013). In 2013, the top three customers accounted for approximately 17%, 16% and 16% of sales, respectively. Although our top customers that pay for our products are often ODMs and distributors, it is primarily the OEMs and carrier and retail-focused end-customers that drive the use of our antenna solutions and the purchase by the ODMs and distributors of our antenna solutions. While we have over 50 customers, we believe market needs for our products and services are broad and growing.

•	Increase sales to our existing customer base. Within our customer base, we sell solutions that are valued for performance and reliability. We have the opportunity to deepen our relationships to become the leader or sole provider of embedded antenna solutions by providing enhanced engineering services such as system level support and industrial design recommendations in addition to core antenna design. We also market our device performance criteria to carriers, which can drive product specifications favorable to our antenna products at the OEM and ODM level.

•	Expand geographically. We have global customers, but additional market penetration requires focus on regions outside of North America. The substantial majority of our sales are to ODMs and distributors based in China. However, for the year ended December 31, 2013, approximately 62% of the end-customers of our products, based on sales, are in North America and approximately 38% are outside of North America. We intend to grow by increasing our existing presence in Asia, Europe, and other regions.

•	Increase our distribution through direct and indirect channels. Our direct global sales force works directly with major OEM and ODM customers, developing close relationships with key decision makers to drive growth and maintain our strong reputation. We rely upon representatives and resellers to sell to smaller and more specialized customers, as well as provide post-sales customer service and support. We also benefit from our relationships with chipset companies which use our antennas systems and market their reference designs directly to carrier, OEM and ODM customers.

•	Emphasis on system performance and products with long lifecycles. Our antenna solutions are typically integrated into customers’ products at the design stage. Once an equipment manufacturer designs our antennas into its product offering, it becomes extremely difficult to design us out of a device because changing antenna suppliers involves significant cost, time, and effort. This is especially valuable in the service provider market, where product generations generally ship for two to three years before displacement by next-generation devices.

•	Acquire complementary technologies, assets and companies. The market for antenna solutions is diverse and fragmented. Opportunities arise for acquisition of technologies, assets and companies that would complement our business. We will consider acquisitions that will enable us to improve our strategic position and to take advantage of economies of scale through consolidation.

•	Innovate into new markets. Even as internet access dominates the current wireless market growth, other applications are very promising. We consider new opportunities in M2M communications, LTE, Near Field Communications, Identification and Tracking via Radio Frequency Identification, or RFID, Personal Area Networks such as Zigbee or Bluetooth, and other wireless communications methods and applications.

•	Establish Airgain as our customers’ value-added radio frequency (“RF”) Partner. Most of our customers have long track records and utilize experienced engineering staff in their efforts to supply broadband technology to their retail and service provider customers. The growth in the demand for wireless connectivity has created a tremendous demand for our RF expertise to characterize, integrate, and validate wireless system performance of next-generation devices. To this end, we have become integral partners of our customers by providing testing and evaluation of wireless systems to determine relative performance of devices and networks at the component and application level.

Our Technology

Our core competency is designing high-performance embedded antenna solutions, which has allowed us to become one of the leading providers in the in-home WLAN antenna market. We develop our own antennas for a broad range of applications and technologies, including: 802.11 a/b/g/n/ac, LTE, DECT, LPD (433MHz RF remote), and WiMAX. In addition, we have gained a significant level of expertise in the testing and evaluation of comparable systems to determine the relative performance differences between devices.

Our Antenna Engineering and Integration Process

The core focus of our proprietary antenna integration process remains performance optimization across factors that affect end users. Throughput (usable bandwidth), reliability, and cost represent three key metrics for optimization. We have been designing and evaluating wireless antenna solutions for 802.11-based WLAN devices since our inception in 2004. Antennas for these and other markets are designed using fine mesh finite element simulation to optimize the antenna solution for each device. We have gained a significant level of expertise in the testing and evaluation of wireless systems to determine relative performance differences between devices, and have developed a proprietary set of performance metrics, measurement methodologies, and test conditions to enable measuring and predicting the relative performance of 802.11 WLAN devices and networks at the component and application level. These simulations form the foundation for the integration process that optimizes overall device performance as well as antenna characteristics.

•	Engineering Review. When a new product is initiated, our engineers review antenna-specific characteristics, such as gain (throughput), efficiency, and coupling alongside board level factors such as on-board noise and radio interference, as well as identification and housing constraints. We launched our proprietary AirMetric Wi-Fi performance modeling solution in January 2014, which can be used to identify the optimal antenna solution in the earliest design stage by analyzing a combination of passive simulation measurements. Suggestions for modifications to the system level design that would improve performance are provided to the customer during engineering review or after running AirMetric. Such suggestions typically address mechanical changes to the design housing, movement of components that will negatively impact performance, and shielding of RF interference sources. When employed during early stage product design, AirMetric helps ensure peak performance before devices are built, as well as time and cost savings related to product development.

•	Antenna Selection and Placement. Our engineers select several antennas that are best suited for the particular application based on a large stable of existing antenna designs from previous efforts, modifications to these prior designs as well as new, full custom designs for particular devices, coupled with the industrial design of the product, The engineer also selects candidate placements that are used in the initial simulation and placement phase. Our extensive experience in this step narrows the possible solutions to only the most promising candidates for detailed simulation and measurement.

•	Simulation and Initial Testing. Finite element simulations of the antennas in the enclosure are then used to understand the complex interaction of the antennas with the structures within the product. These interactions have a profound impact on the operation of the antenna system and understanding them is key to providing optimal solutions. When we engage in the early stages of a program before prototype tooling is available, 3D CAD models and/or physical mockups of the device are used to simulate and measure these interactions. When the project progresses to the prototype stage, the actual prototype devices are tested to generate even more accurate measurements. These measurements are carried out in the lab as well as in one of our four RF chambers. While our competitors select a final antenna based on RF chambers testing, we proceed with a critical further step and measures actual system level performance of the device in an iterative process to optimize performance. This iteration considers firmware stability, system noise, and interference as well as antenna performance to provide an “Airgain Optimized” solution.

•	Final Integration. Prior to OTA throughput testing, a final review of the design is conducted to review for cable routing for manufacturability and noise reduction. Mounting methods from our designed clip structures to tape mounting are reviewed for ruggedness and ease of assembly in volume production. Finally, any fine tuning of the cable routing, antenna parameters or other features is conducted before releasing the design for final testing and optimization with Over-The-Air throughput testing in actual real use case testing.

•	Validation and Reporting. Upon completion of the design, a summary report is provided detailing the antenna selection, overall performance results and key observations, integration recommendations and detailed test results for each wireless system characterized. As the design moves to production, our product integration engineers serve as the technical interface between the antenna design team and the customer’s production team to validate and ensure product quality and reliability during high volume manufacturing.

Our Over-The-Air Throughput Testing

We have been developing and evaluating wireless antenna solutions for 802.11-based WLAN gateways and routers since 2004. As part of this effort, we have gained a significant level of expertise in the testing and evaluation of comparable systems to determine the relative performance differences between devices. A key performance differentiator in our antenna design and integration efforts over competing companies is our emphasis on OTA throughput performance. We have developed a proprietary hardware and software solution using stop-motion turntables to measure effective throughput of competing antenna solutions. This technology, diagrammed below, provides for the capture of thousands of data points at each location and ensures accurate and repeatable results. This throughput-focused testing provides repeatable comparisons of metrics that our customers value above antenna specific measurements alone.

We have developed a well-defined set of antenna engineering and integration steps to find the optimum antenna solution within any design constraints. Each customer design is put through a series of distinct AP/Client link tests to measure the average TCP/IP Uplink and Downlink throughput at each link. Multiple independent, unique AP/Client locations are selected to provide relative throughput test results in high, medium, and low throughput environments. Continual feedback to our customers across the spectrum of system performance (noise, firmware, OTA performance) leads to an optimized design.

We have established and maintain dedicated OTA test facilities in San Diego, CA, Taipei, Taiwan, and Shenzhen, China, including residential and office test environments. These test environments allow extended length testing of our antenna solutions at up to 200 feet separation of access point and station. In addition, we installed a new SATIMO SG 24 antenna measurement system from MICROWAVE VISION Group at our new San Diego headquarters in April 2014, which further expands our testing capabilities by providing a considerably higher dynamic range in antenna measurements and will enable us to better test wireless throughput performance for a wide range of protocols including LTE, IEEE 802.11n, and IEEE 802.11ac Wi-Fi standards.

The combination of proprietary testing methods, dedicated test facilities, thousands of hours of test data, experience with hundreds of devices and antenna simulation techniques have enabled us to provide higher-performance antenna solutions across multiple product platforms against competing antenna systems.

Design Partnerships

Our relationships with 802.11 chipset vendors offer opportunities for market access and improved sales of both chipsets and antennas. Early access to chipset vendors’ offerings, including industrial design tradeoffs in enclosure, board layout and design, all offer chipset vendors the advantage of optimized performance in their reference designs. When our antennas are consequently listed in the reference bill of materials for the major chipset vendors’ products, these antennas become the default performance recommendation for all products utilizing that chipset. Ongoing contact with the customers of the chipset vendors, along with default orders of the reference bill of materials components both comprise rapidly growing sales opportunities.

Smart Antenna Technology

While we believe our embedded antenna solutions provide significant performance improvement over competing antenna products and meet the demand of today’s market, the need for even better wireless coverage in home networks continues to grow. Wireless video offerings from service providers are becoming more commonplace, and next-generation technologies require ever increasing data speeds, bandwidth, and coverage to meet rising consumer expectations.

We have developed a very effective way of improving the signal quality through the use of our patented switched smart antennas. These antennas are optimized to receive signals from multiple antenna elements and then automatically select the optimal antenna set, from among several, that maximizes the performance of any given data transmission. Our patented antenna tuning process is very rapid and is applied automatically both to receiving and transmitting functions.

Our core capability in smart antenna technology is to focus and direct radio wave energy. This focused energy is then harnessed to improve data communication in wireless networks through a set of proprietary algorithms implemented in software and firmware that can greatly enhance the range and data throughput performance versus conventional solutions. All of our algorithms operate within the standardized protocols for 802.11 networks and are fully compatible with existing products on the market.

Our Products

Our antenna products have been adopted by some of the world’s leading telecom manufacturers and networking companies and are now being used by millions of carrier subscribers in the United States, Canada, Europe, and Asia. Designed for use in wireless access points, routers, gateways, set-top boxes, and media systems, we offer three unique product lines designed to maximize the performance of wireless devices while providing cost and design flexibility (described following the figure below).

We have the following product families:

•	MaxBeam High Gain Antennas. Our MaxBeamTM antennas utilize patented switched multi-beam antenna technology to deliver up to double signal strength and receive more sensitivity than conventional antenna solutions. The superior performance is derived by combining the benefits of high gain directional antenna elements with high isolation between each antenna beam. Each antenna utilizes mixed material, integrated antenna assemblies to provide optimal performance and turnkey integration. The MaxBeam antenna family offers peak gains up to 7.0dBi and is designed for WLAN and WiMAX frequency bands.

•	Profile Embedded Antennas. Our Profile embedded antennas feature highly efficient PCB-based solutions offering low profile designs optimized for confined industrial designs. Ideal for embedded applications requiring integration flexibility, the Profile family includes case, through-hole, and SMT mount designs and is available in single, dual, and tri band applications. Profile antennas have been designed for use in WLAN, RFCE, DECT, LPD (433MHz) and Cellular frequency bands.

•	Ultra Embedded Antennas. The Ultra line of embedded antennas has been designed for lower cost, embedded applications. The stamped metal design allows for rapid customization and tuning to each device, making them ideal for embedded applications requiring integration flexibility. The Ultra family includes a variety of case, board, and through-hole mount designs, and is available for use in WLAN, DECT, and WIMAX frequency bands.

Customers

Our customers are found globally. The substantial majority of our sales are to ODMs and distributors based in China. However, for the year ended December 31, 2013, approximately 62% of the end-customers of our products, based on sales, are in North America and approximately 38% are outside of North America. We generally work with Engineering, Product Management, Product Line Management, Product Marketing, Design, and similar groups to provide antenna solutions. While the sale of the product may be to an OEM or ODM, we also consider our customers to include chipset vendors and service providers, We market our design capabilities directly to chipset vendors and service providers to generate demand.

•	OEM (Original Equipment Manufacturer). We sell our products to OEM customers worldwide. These customers make many products including Wi-Fi access points and repeaters, set-top boxes, video gateways, and other wireless equipment found in homes, schools, businesses, and networks. Typically, these customers work with us to help overcome a specific performance issue, or to improve product performance against internal or external benchmarks. OEMs are also often mandated by service providers to select us.

•	ODM (Original Design Manufacturer). We sell our products to ODM customers worldwide with the vast majority being headquartered in Asia. These customers make many of the same products as the OEM customers, but they make these for sale to an OEM or service provider customer. Generally, ODM customers do not own all of the rights to the design and engineering assets of the products that they produce and deliver. Historically, ODMs have been thought to focus primarily on cost; however, our ODM customers also emphasize performance and design flexibility when working on antenna selection and placement.

•	Chipset Vendors and Service Providers. We do not sell our products directly to chipset vendors, or semiconductor manufacturers. However, we do meet with these types of companies as they can influence purchasing decisions. Semiconductor manufacturers work with us to promote better integration and improved performance, and to create reference designs. This can also improve time-to-market for OEM and ODM customers.

We do not sell directly to telecommunications and broadband service providers, but these companies often specify overall product performance. By working with the service providers, we are often written into the carrier’s specifications, which are sent to the OEM or ODM. Our antenna products are then shipped directly from our contract manufacturers to the device manufacturer. In doing so, we can have an impact on an OEM’s or ODM’s ability to hit certain performance levels. We have worked with service providers, and in some cases, we have sold testing equipment that mirrors the testing equipment and environment that we use internally.

Sales and Marketing

Our sales and marketing organizations work together closely to improve market awareness, build a strong sales pipeline, and cultivate ongoing customer relationships to drive sales growth.

Sales

We sell our antenna products globally through a sales force that consists of direct sales and indirect channel partners. Our direct sales team consists of inside sales personnel based in the United States and our outside field sales teams based in Europe, Korea, China, and Taiwan. Our field sales teams consist of business, sales, account, and program managers, and field application engineers, or FAEs. Our indirect channel partners consist of value added resellers, distributors, engineering design companies and outside sales representatives.

Our inside sales and field sales team managers handle lead qualifications and larger or more complex transactions. Our FAEs report to these managers and help with technical support to existing customers. Our inside sales team is engaged in pre-sales, account management, distributor support, sales management, and creating partnership opportunities with third parties such as service providers and semiconductor manufacturers. They share responsibility as discussed above, and they can be assigned quotas and have defined sales territories and/or accounts. The sales process includes meeting and qualifying potential customers and actively participating in the planning stage of the devices they plan to bring to market. We intend to invest in our direct sales organization to drive greater market penetration.

Our indirect channel partners provide lead generation, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. This channel partner network often co-sells with our inside sales and field sales teams. Our channel provides us with additional sales leverage by sourcing new prospects, providing technical support to existing customers, upselling for additional use cases and daily indexing capacities, and maintaining repeat business with existing customers. These channels provide added coverage to customers and prospects that we are not able to reach directly. The percentage of our sales that were from indirect channel partners was 42%, 49% and 50% in 2012 and 2013 and the three months ended March 31, 2014, respectively.

Marketing

Our marketing strategy is focused on building market awareness and acceptance of our products, and promoting our brand. We market our products directly to both prospective and existing customers. The marketing department is engaged in product management, product marketing, program management, corporate marketing, tradeshows and public speaking, development of our website and collateral material, and creating partnership opportunities with third parties, such as service providers and semiconductor manufacturers. Marketing emphasizes our competitive strengths, and provides input into the future direction of product development and customer profiles. Our primary marketing initiatives include trade shows, industry events, industry reputation, and publications, including white papers and trade journals.

Competition

The embedded antenna market is highly competitive and is characterized by rapid technological change and evolving standards. Our principal competitors fall into three categories:

•	Direct competitors. Direct competitors include independent antenna companies, including Adant Technologies Inc., Antenova Ltd., Asian Creation Communications Factory, Ethertronics Inc., Fractus S.A., Galtronics Corporation Ltd. (a Baylin Technologies Inc. company), L-com, Inc., PCTEL, Inc., Pinyon Technologies Inc., Raylink Inc., Skycross Inc., Sunwave Communications Co., Ltd., Taoglas Limited, Wanshih Electronic Co. Ltd., and WHA YU Industrial Co., Ltd., among others. In addition, the barriers to entry for the antenna industry are low, and we expect new competitors to emerge in the future.

•	In-house Antenna Design and Engineering Teams. Several of our existing customers, including ODMs which design and build complete wireless devices, also have internal resources to design, engineer, and produce antenna solutions. In such cases, we compete against the captive resource of that ODM. Several ODMs, including Gemtek Technology Co. Ltd., Wistron Corporation, Foxconn Electronics Inc., and Arcadyan Technology Corporation, design, manufacture, and sell antennas, in direct competition with us.

•	Third-Party Custom Design and Engineering Companies, Some of our existing customers and prospects use outsourced engineering services to provide antenna solutions. In these cases, there may be short-term or long-term contractors who work to design, engineer, test, and manage production of an antenna solution. This can be done in conjunction with in-house design and engineering employees and resources.

The principal competitive factors in our market include the following:

•	Price and total cost of ownership as a result of reliability and performance issues;

•	Brand awareness and reputation;

•	Antenna performance, such as reliability, range, throughput;

•	Ability to integrate with other technology infrastructures;

•	Offerings across breadth of in-home wireless products;

•	Antenna design and testing capabilities;

•	Relationships with semiconductor/chipset vendors; and

•	Intellectual property portfolio.

We compete primarily based on antenna performance, our intellectual product portfolio, design and testing capabilities, and reputation. We believe we generally compete favorably on the basis of these factors. However, some of our existing and potential competitors may have advantages over us. Many of our competitors are significantly larger in scale than we are and have access to greater financial, technical, marketing, and other resources. In most instances, competition among these vendors creates some level of pricing pressure and forces us to lower prices below our established list prices. Many direct competitors compete based upon price.

Manufacturing and Operations

We outsource the manufacturing of our antenna products to two contract manufacturers, or CMs, located in China. We work with CMs to purchase raw materials, assemble, test, and ship our antenna products. We perform quality assurance and testing at our California facilities.

We maintain a close direct relationship with these manufacturers to help ensure supply and quality meet our requirements. Although the contract manufacturing services required to manufacture and assemble our products can be satisfied by one of our CMs or may be readily available from a number of established manufacturers, it may be time consuming and costly to qualify and implement new contract manufacturer relationships. If our CMs suffer an interruption in their businesses, or experiences delays, disruptions, or quality control problems in their manufacturing operations, or we otherwise have to change or add additional contract manufacturers or suppliers, our ability to ship products to our customers could be delayed, and our business adversely affected. The CMs manufacture antenna products according to our design specification, materials specification, quality standards, and delivery requirements. We have full control and authority over the selection of materials, manufacturing processes, and inspection processes.

Research and Development

We invest considerable time and financial resources in research and development to enhance our antenna design and system integration capabilities, and conduct quality assurance testing to improve our technology. Our engineering team consists of engineers located in research, design, and test centers in California, China, and Taiwan. We expect to continue to expand our product offerings and technology solutions in the future and to invest significantly in ongoing research and development efforts.

Intellectual Property

We rely on patent, trademark, copyright and trade secrets laws, confidentiality procedures, and contractual provisions to protect our technology. As of June 30, 2014, we had 36 issued U.S. patents covering our embedded and smart antenna technology, and 15 patent applications pending for examination in the United States. We also have 12 issued patents and 8 pending patent applications for examination in non-U.S. jurisdictions (Europe, China and Japan), which entail counterparts of U.S. utility patent applications. The patents consist of several broad areas, as summarized by the following four patent groups:

•	Methods of determining which antenna pattern to use;

•	Antenna pattern selection with multiple stations connected to access point;

•	Dynamically selected antennas for multiple-input and multiple-output, or MIMO, systems; and

•	Hardware implementations of switched directional antennas.

Taken together, these patents with priority dates as far back as November 2000, form both a barrier to competition and a licensable asset for customers in the MIMO arena.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the technology industry have extensive patent portfolios. Third parties, including certain of these leading companies, may in the future assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers.

Employees

As of June 30, 2014, we had approximately 23 employees based out of the United States, fourteen of whom were primarily engaged in research and development, five of whom were primarily engaged in sales and marketing and four of whom were primarily engaged in operations and general and administration functions. In addition, we also contract directly with engineers in China as well as sales contractors domestically and internationally. None of our employees are covered by a collective bargaining agreement or represented by a labor union. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters occupy approximately 10,300 square feet in San Diego, California, under a lease that expires in June 2020. We also lease an approximately 3,500 square feet office in San Diego, California and a 3,900 square foot home facility in Rancho Santa Fe, California that are both used as testing facilities. In addition, we lease office buildings in three locations outside of the United States in Shenzhen, China, Jiangsu Province, China, and Shulin City, Taiwan. We believe our facilities are suitable and sufficient to meet our current operating needs. We intend to add new facilities as we hire new employees, and we believe that the current headquarters in San Diego offers suitable additional space to accommodate such an expansion.

Legal Proceedings

From time to time, we may be a party to legal proceedings and subject to claims incident in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our financial condition or business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of June 30, 2014.

Name	Age	Position
Executive Officers
Charles Myers	52	President, Chief Executive Officer and Director
Leo Johnson	59	Chief Financial Officer
Glenn Selbo	52	Chief Operating Officer
Alan Frank	45	Vice President of Worldwide Sales

Non-Employee Directors
Jim K. Sims	67	Chairman of the Board of Directors
Francis X. Egan	59	Director
Frances Kordyback	60	Director
Thomas A. Munro	57	Director
Arthur M. Toscanini	71	Director

Executive Officers

Charles Myers has served as our Chief Executive Officer and as a member of our board of directors since May 2011. Prior to joining Airgain, Mr. Myers served as a consultant to Private Equity Opportunities from 2009 to January 2011 and as the Acting Chief Executive Officer of the Wireless Business Unit at VeriSign, Inc., a Web domain names and Internet security company, from November 2007 to January 2009. Mr. Myers also served as Chief Executive Officer of Awarepoint, a developer of location based hardware and software for the healthcare industry, and Founder and Chief Executive Officer of NetworkCar, a wireless automotive technology company. Mr. Myers began his career with Science Applications International Corporation, a Fortune 500 company, where he rose to the position of Corporate Vice President. He holds a M.S. degree in Finance and Engineering from Massachusetts Institute of Technology. Mr. Myers’ extensive knowledge of our business and prior executive management experience contributed to our board of directors’ conclusion that he should serve as a director of our company.

Leo Johnson has served as our Chief Financial Officer since July 2014. From December 2012 to June 2014, Mr. Johnson served as a consultant to us. From September 2001 to November 2011, Mr. Johnson held several financial positions at Verisign, Inc. including Director of Finance, a position he held since 2003. From 1998 to 2001, Mr. Johnson served as Chief Financial Officer at Planning Technologies, Inc., a professional services company focused on network infrastructure and architecture that was acquired by Red Hat Inc. Mr. Johnson holds a B.B.A. in Accounting from the University of Georgia, Athens, Georgia.

Glenn Selbo has served as our Chief Operating Officer since June 2012. He has been with the company since its inception in November 2003, serving as Vice President, Business Development and Marketing from October 2006 to June 2012 and Vice President, Sales & Marketing from January 2004 to October 2006. Previously, Mr. Selbo served as Senior Director of Sales and Marketing for Powerwave Technologies, where he oversaw marketing and product management activities for cellular power amplifier solutions and as Vice President of Strategic Marketing for Wireless Facilities, a wireless network services firm. Mr. Selbo also served as Vice President of Marketing for VoltDelta, an application service provider in the wireless space, and Director of Global Market Development for Unisys Corporation. Mr. Selbo began his wireless career with AirTouch Communications, where he held several marketing and business development positions in the company’s U.S. and international operations. Mr. Selbo received his M.B.A. from the University of Southern California and B.A. in Finance from California State University, Fullerton.

Alan Frank has served as our Vice President of Worldwide Sales since February 2008. From 2002 to 2007, Mr. Frank served as the Director of Western Sales and Northwest Regional Manager for Semtech Corporation, a supplier of analog and mixed-signal semiconductor products for use in computers, portable devices, and communications equipment. Prior to joining Semtech, Mr. Frank served as Director of Worldwide Sales and Business Development for Oren Semiconductor, a privately-owned fabless integrated circuit manufacturer that designed, developed and marketed VLSI demodulator integrated circuits for the digital television and set-top box markets prior to its acquisition in 2005. Mr. Frank has also held various sales and marketing positions with Altera Corporation, Cypress Semiconductor and Epson America. Mr. Frank received a B.S. in Electrical Engineering from the University of Delaware.

Board of Directors

Jim K. Sims has served as our chairman of the board of directors since November 2003. Mr. Sims has served as the Chairman and Chief Executive Officer of GEN3 Partners, a consulting company that specializes in science-based technology development, since

1999, and as General Partner of its affiliated private equity investment fund, GEN3 Capital I, LP, since 2005. Mr. Sims founded Silicon Valley Data Science in 2012 and Cambridge Technology Partners in 1991. Prior to Cambridge Technology Partners, Mr. Sims also founded Concurrent Computer Corporation. Mr. Sims currently serves on the board of directors of various private companies including Specialists on Call, Inc., EPAY System, Inc., Connections 365, Inc., Blacklight Power, Inc. and nScaled, Inc., and has previously served on the board of directors of public companies including Cambridge Technology Partners, RSA Security, Inc. and Electronic Data Systems Corporation. Mr. Sims’ extensive experience as a director of numerous public and private companies, as well as his extensive experience as a founder and venture capital investor in the technology industry, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Francis X. Egan has served on our board of directors since May 2010. Mr. Egan currently serves as a Managing Director of GEN3 Capital, a position he has held since 2005. Mr. Egan also currently serves as the Managing Director of Northwater Capital, Inc., an intellectual property focused venture capital company, a position he has held since 2006. Prior to GEN3 Capital, Mr. Egan served as Executive Vice President with PaineWebber (UBS), Kemper Securities Inc. and Dain Rauscher Wessels. Mr. Egan currently serves on the board of directors of various private companies including Arctic Sand Technologies, Inc., Aquilon Energy Services, Inc., One Chip Photonics, EPAY System, Red Wave Energy, Inc., MTPV Power Corporation, Ioxus, Inc., ThinkVine, Inc., R3 Fusion, Inc., Legend 3D, Inc., Skyonic Corp., Solicore, Inc. and Specialists on Call. Mr. Egan holds a B.A. from Marquette University, Milwaukee, Wisconsin. Mr. Egan’s extensive experience as a venture capital investor in the technology industry, as well as his extensive experience as a board member of numerous companies, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Frances Kordyback has served on our board of directors since November 2005. Ms. Kordyback is a Managing Director of Northwater Capital Management Inc., a position she has held since January 2005. Prior to Northwater Capital Management, she served as the Managing Director of CCFL Parklea Capital Inc. from January 2003 to December 2004. Ms. Kordyback was a partner in Plaxton & Co. Limited from February 1999 to December 2001. Ms. Kordyback represents Northwater Capital Management on the boards of private portfolio companies, such as Theatrical Rights Worldwide, LLC, General Compression Inc., Unique Solutions Design Ltd. and Noble Biomaterials, Inc. Ms. Kordyback holds a B.S. in mathematics from the University of Waterloo. Ms. Kordyback’s experience as a venture capitalist investing in the technology industry and serving on the boards of multiple technology companies contributed to our board of directors’ conclusion that she should serve as a director of our company.

Thomas A. Munro has served on our board of directors since 2004. Mr. Munro is the Chief Executive Officer of Verimatrix, Inc., an Internet security technology company, a position he has held since April 2005. Prior to Verimatrix, Mr. Munro was the President of Wireless Facilities from 2001 to 2003 and Chief Financial Officer from 1997 to 2001. Previously, he was the Chief Financial Officer of Precision Digital Images from 1994 to 1995 and MetLife Capital Corporation from 1992 to 1994. Mr. Munro currently serves on the board of directors of BandwidthX, Inc., a private company, and previously served on the board of directors of private companies Kineticom, Inc. and CommNexus. Mr. Munro holds a B.A. in business and an M.B.A. from the University of Washington. Mr. Munro’s extensive knowledge of our business and history and experience in the wireless technology industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Arthur M. Toscanini has served on our board of directors since 2005. Mr. Toscanini is the Chief Financial Officer of GEN3 Partners, a position he has held since 2000. Prior to GEN3 Partners, he was with Cambridge Technology Partners from 1991 to 2000, where he served as the Chief Financial Officer. Mr. Toscanini also served as Vice President and Controller of Concurrent Computer Corporation from 1986 to 1991. Prior to Concurrent Computer Corporation, he worked at Perkin-Elmer Data Systems Group. He holds a B.A. in accounting from Pace University and an M.A. in management from Monmouth University. Mr. Toscanini’s extensive knowledge of our business and experience as a chief financial officer contributed to our board of directors’ conclusion that he should serve as a director of our company.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of six members. Our board of directors has determined that all of our directors, other than Mr. Myers, are independent directors in accordance with the listing requirements of The NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our certificate of incorporation that will go into effect prior to the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be , and , and their terms will expire at our third annual meeting of stockholders following this offering.

Our certificate of incorporation that will go into effect prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two thirds of our outstanding voting stock then entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently led by its chairman, Jim K. Sims. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board has established three standing committees – audit, compensation and nominating and corporate governance – each of which operates under a charter that has been approved by our board.

Our board has determined that all of the members of each of the board’s three standing committees are independent as defined under the rules of The NASDAQ Global Market. In addition, all members of the audit committee meet the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;

•	reviewing any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are                     ,                     and                     .                      serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Global Market. Our board of directors has determined that                      is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our board of directors has determined each of                     ,                      and                      is independent under the applicable rules of the SEC and The NASDAQ Global Market. Upon the listing of our common stock on The NASDAQ Global Market, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are                     ,                      and                     .                      serves as the chairperson of the committee. Our Board has determined that each of                     ,                      and                      is independent under the applicable rules and regulations of The NASDAQ Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). Upon the listing of our common stock on The NASDAQ Global Market, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are                     ,                      and                     .                      serves as the chairman of the committee. Our board has determined that each of                     ,                      and                      is independent under the

applicable rules and regulations of The NASDAQ Global Market relating to nominating and corporate governance committee independence. Upon the listing of our common stock on The NASDAQ Global Market, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	experience as a board member or executive officer of another publicly-held company;

•	strong finance experience;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

•	experience relevant to our business industry and with relevant social policy concerns; and

•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of this offering, our code of business conduct and ethics will be available under the Investor Relations—Corporate Governance section of our website at www.airgain.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2013, our “named executive officers” and their positions were as follows:

•	Charles Myers, President and Chief Executive Officer;

•	Leo Johnson, Chief Financial Officer; and

•	Alan Frank, Senior Vice President, Worldwide Sales.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during 2013.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (1)	Total ($)
Charles Myers, President, Chief Executive Officer and Director	2013	300,000		225,000	—	—	5,293	530,293

Leo Johnson, Chief Financial Officer	2013	281,750	(2)	—	—	—	—	281,750

Alan Frank, Senior Vice President of Worldwide Sales	2013	190,000		180,000	—	—	—	370,000

(1)	Represents supplemental health insurance provided for Mr. Myers at our expense.
(2)	Represents consulting fees paid to Mr. Johnson for services rendered during 2013. Mr. Johnson served as a consultant to the company prior to July 28, 2014, when he commenced full-time employment as our Chief Financial Officer.

Narrative Disclosure to Compensation Tables

Employment and Consulting Agreements

We have entered into employment agreements with each of our executive officers.

Employment Agreement with Mr. Myers

Pursuant to his employment agreement, effective for 2014, Mr. Myers is entitled to an annual base salary of $310,000 and a target annual bonus in the amount of 75% of his annual base salary. In connection with the execution of his employment agreement, on March 1, 2014, Mr. Myers received a grant of 2,609,240 shares of restricted common stock, of which 68.75% were vested immediately and 6.25% of the shares vest on each of March 31, 2014, June 30, 2014, September 30, 2014, December 31, 2014 and March 31, 2015, subject to Mr. Myers continued employment or service through each such vesting date. Notwithstanding the foregoing, the restricted shares will vest in full in the event of (1) Mr. Myers’ death, (2) Mr. Myers’ termination of employment by reason of his disability, (3) Mr. Myers’ termination of employment by us without cause (as defined below), or (4) Mr. Myer’s resignation for good reason (as defined below). We provided a loan to Mr. Myers of $266,282 for the payment of federal and state income taxes payable by him as a result of the issuance of the restricted stock, which loan was evidenced by a promissory note secured by a pledge of the shares. This note will be discharged prior to the initial filing of the registration statement of which this prospectus is a part.

Pursuant to his employment agreement, Mr. Myers is entitled to receive a one-time cash retention bonus (the “Retention Bonus”) in the amount of $500,000 on the date of the closing of this offering, provided he continues to be an employee through such date. In the event of (1) Mr. Myers’ death, (2) Mr. Myer’s termination of employment by reason of his disability, (3) Mr. Myers’ termination of employment without cause, or (4) Mr. Myers’ resignation for good reason, he will be entitled to receive the retention bonus in a lump sum cash payment. In addition, in the event of a change in control (as defined below) prior to the date of the closing of this offering, Mr. Myers will be entitled to receive the Retention Bonus on the date of such change in control.

Pursuant to the employment agreement with Mr. Myers, if we terminate his employment without cause (as defined below) or he resigns for good reason (as defined below), he is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 12 months of his base salary as in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to his “earned” bonus for the calendar year during which his date of termination occurs calculated as of the date of termination (wherein “earned” means that he has met the applicable bonus metrics as of date of such termination, as determined by the board of directors), prorated for such portion of the calendar year during which such termination occurs that has elapsed through the date of termination; (4) a lump sum cash payment in an amount equal to 12 multiplied by the monthly premium payable by Mr. Myers (or by us on his behalf) for disability insurance under our disability insurance plans in which Mr. Myers was participating immediately prior to the date of termination, payable in a lump sum on the date that is thirty (30) days following the date of termination; (5) continuation of health benefits at our expense for a period of 12 months following the date of termination; and (6) as described above, the automatic acceleration of the vesting and exercisability of his restricted stock award.

In the event Mr. Myers termination without cause or resignation for good reason occurs within 12 months following a change in control, he is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 18 months of his base salary as in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to his target bonus for the year in which the termination of his employment occurs; (4) continuation of health benefits at our expense for a period of 18 months following the date of termination; (5) a lump sum cash payment in an amount equal to 18 multiplied by the monthly premium payable by Mr. Myers (or by us on his behalf) for disability insurance under our disability insurance plans in which Mr. Myers was participating immediately prior to the date of termination, payable in a lump sum on the date that is thirty (30) days following the date of termination; and (6) as described above, the automatic acceleration of the vesting and exercisability of his restricted stock award.

If Mr. Myers’ employment is terminated as a result of his death or following his permanent disability, Mr. Myers or his estate, as applicable, is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to his “earned” bonus for the calendar year during which his date of termination occurs calculated as of the date of termination (wherein “earned” means that he has met the applicable bonus metrics as of date of such termination, as determined by the board of directors), prorated for such portion of the calendar year during which such termination occurs that has elapsed through the date of termination; and (3) as described above, the automatic acceleration of the vesting and exercisability of his restricted stock award.

Employment Agreements with Messrs. Johnson, Frank and Selbo

Pursuant to their employment agreements, effective for 2014, Messrs. Frank and Selbo are entitled to an annual base salary of $210,000 and $225,000, respectively, and target annual bonuses in the amount of 80% and 50% of their annual base salaries, respectively. Mr. Johnson entered into his employment agreement effective July 28, 2014, the date he commenced employment with us. Pursuant to his employment agreement, Mr. Johnson is entitled to an annual base salary of $225,000 and a target annual bonus in the amount of 50% of his annual base salary. Pursuant to their employment agreements, if we terminate such officer’s employment without cause (as defined below) or such officer resigns for good reason (as defined below), the executive officer is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 6 months of his base salary as in effect immediately prior to the date of termination; (3) for Mr. Frank, a lump sum cash payment in an amount equal to his “earned” bonus for the calendar year during which his date of termination occurs calculated as of the date of termination (wherein “earned” means that the executive officer has met the applicable bonus metrics as of date of such termination, as determined by the board of directors), prorated for such portion of the calendar year during which such termination occurs that has elapsed through the date of termination; and (4) continuation of health benefits at our expense for a period of 6 months following the date of termination.

In the event an officer’s termination without cause or resignation for good reason occurs within 12 months following a change in control, the executive officer is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 12 months of his base salary as in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to his target bonus for the year in which the termination of his employment occurs; (4) continuation of health benefits at our expense for a period of 18 months following the date of termination; and (5) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards.

If an officer’s employment is terminated as a result of his death or following his permanent disability, the executive officer or his estate, as applicable, is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; and (2) a lump sum cash payment in an amount equal to his “earned” bonus for the calendar year during which his date of termination occurs calculated as of the date of termination (wherein “earned” means that the executive officer has met the applicable bonus metrics as of date of such termination, as determined by the board of directors), prorated for such portion of the calendar year during which such termination occurs that has elapsed through the date of termination.

Defined Terms Applicable to Executive Employment Agreements

For purposes of the executive employment agreements, “cause” generally means an executive officer’s (1) material breach of his employment agreement, his confidentiality and inventions assignment agreement or the definitive agreements relating to his stock option awards; (2) continued substantial and material failure or refusal to perform according to, or to comply with, the policies, procedures or practices established by us; (3) appropriation (or attempted appropriation) of a material business opportunity of the company, including attempting to secure or securing any personal profit in connection with any transaction entered into on our behalf; (4) misappropriation (or attempted appropriation) of any of our funds or property of any kind; (5) willful gross misconduct; or (6) conviction of a felony involving moral turpitude that is likely to inflict or has inflicted material injury on our business; provided, however, that except for Cause being the result of item (6) above, we will provide written notice to the executive officer, which notice specifically identifies the nature of the alleged cause claimed by us with enough specificity for the executive officer to be able to cure, and the executive officer will have 15 days to cure the purported ground(s) for cause.

For purposes of the executive employment agreements, “good reason” generally means (1) a material reduction in the executive officer’s authority, duties or responsibilities relative to the executive officer’s authority, duties or responsibilities in effect immediately prior to such reduction; as set forth in his employment agreement; (2) a material reduction in the executive officer’s annual base salary (or, for Mr. Myers, his target cash compensation; (3) a relocation of the executive officer’s or our principal executive offices to a location outside of San Diego County, if the executive officer’s principal office is at such offices; (4) any material breach by us or any successor or affiliate of obligations to the executive officer under the employment agreement; or (5) for Mr. Myers, the assignment to him of any duties materially inconsistent with his status as an executive officer.

For purposes of the employment agreements, “change in control” generally means (1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than us, any of our subsidiaries, or any existing shareholder) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities, (2) the consummation of the sale, liquidation or disposition by us of all or substantially all of our assets, (3) the consummation of a merger, consolidation, reorganization or other similar transaction involving us, in each case in which our voting securities outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least 50% of the power represented by our voting securities or such surviving entity or its parent outstanding immediately after such transaction, or (4) for Mr. Myers, during any period of two consecutive years, individuals who, at the beginning of such period, constitute the board of directors together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with us to effect a transaction described in clause (1) or (3) of this definition) whose election by the board of directors or nomination for election by our shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Consulting Agreement with Mr. Johnson

In December 2012, we entered into a consulting agreement with Mr. Johnson. The agreement was not for a specified term and was subject to termination by either party upon thirty days’ notice. Pursuant to the agreement, we paid Mr. Johnson $25,000 per month for his services. This agreement terminated upon Mr. Johnson’s commencement of employment with us on July 28, 2014 pursuant to his employment agreement described above.

Annual Cash Bonus

For 2013, Mr. Myers and Mr. Frank were eligible for target bonuses equal to 50% of their respective base salaries and Mr. Selbo was eligible for a target bonus equal to 31% of his base salary. Mr. Myers’ and Mr. Selbo’s bonuses for 2013 were determined in the discretion of our board of directors based on its subjective assessment of both our corporate performance and their individual performance. Based on this assessment, our board of directors determined to award Mr. Myers a bonus of $225,000 for 2013, representing 75% of his base salary for 2013, and determined to award Mr. Selbo a bonus of $75,000, representing 37% of his base salary for 2013.

Mr. Frank’s bonus for 2013 was tied to our sales. In the event sales for 2013 were $23 million, Mr. Frank was entitled to receive his target bonus of 50% of his base salary. This amount increased based on sales above that level, with sales of $24.6 million resulting in a bonus equal to 83% of his base salary. Our sales for 2013 were $25.4 million, and as a result, our board of directors approved a bonus for Mr. Frank of $180,000, or approximately 95% of his base salary for 2013.

Mr. Johnson was a consultant during 2013 and was not eligible for a bonus.

In connection with the execution of their employment agreements, for 2014, the target bonuses for Messrs. Myers, Frank and Selbo were increased to 75%, 80% and 50% of their respective base salaries. In connection with his commencement of employment, Mr. Johnson’s target bonus for 2014 was set at 50% of his base salary.

Equity Compensation

We primarily offer stock options to our named executive officers as the long-term incentive component of our compensation program. Our stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms from time to time. Generally, the stock options we grant vest over four years, subject to the employee’s continued employment with us on the vesting date.

On March 1, 2014, in connection with the execution of his amended employment agreement, Mr. Myers received a grant of 2,609,240 shares of restricted common stock, as described above under “—Employment Agreements.” This grant represented approximately 5% of our outstanding common voting stock on a fully-diluted basis as of the date of execution of his employment agreement. Mr. Myers had not previously received an equity award from us. The fair market value per share of our common stock at the time of the grant to Mr. Myers was $0.22, as determined pursuant to an independent third party valuation.

Pursuant to his employment agreement, Mr. Johnson is entitled to receive a stock option to purchase 500,000 shares of our common stock. The option will vest over four years, with 25% of the shares subject to the option vested immediately on the date of grant and the remainder vesting in equal monthly installments over a period of two years following his commencement of employment, subject to his continued employment with us on each vesting date. The options have not yet been granted and will be granted with an exercise price per share equal to the fair market value per share of our common stock at the time of the grant, as determined pursuant to an independent third party valuation. The option to be granted to Mr. Johnson has a term of ten years from the date of grant.

Stock awards granted to our named executive officers may be subject to accelerated vesting in certain circumstances. For additional discussion, please see “—Employment Agreements” above and “—Change in Control Benefits” below.

None of our named executive officers received stock awards in 2013.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to adopt a 2014 Incentive Award Plan, referred to below as the 2014 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2014 Plan, please see the section titled “Incentive Award Plans” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan that allows eligible employees to defer a portion of their compensation, within limits prescribed by the Internal Revenue Code, or the Code, on a pre-tax basis through contributions to the plan. Our named executive officers are eligible to participate in the 401(k) plan. We may make discretionary matching contributions under the 401(k) plan, but we have not done so to date. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our named executive officers in accordance with our compensation policies.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans. In addition, pursuant to his employment agreement, Mr. Myers is entitled to receive the following additional benefits with an aggregate annual cost not to exceed $20,000: (1) annual executive medical program; (2) health club dues/personal trainer; and (3) reimbursement of monthly vehicle payment, plus the costs of maintenance and operation of such vehicle. We do not provide our named executive officers with any other perquisites or other personal benefits.

Change in Control Benefits

Our named executive officers may become entitled to certain benefits or enhanced benefits in connection with a change in control of our company. Each of our named executive officers’ employment agreements entitles them to accelerated vesting of all outstanding equity awards, as well as certain other benefits, upon a change in control of our company. For additional discussion, please see “—Employment Agreements” above.

Outstanding Equity Awards at the End of 2013

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2013.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Charles Myers	—	—	—	—	—	—	—

Leo Johnson	—	—	—	—	—	—	—

Alan Frank	2/15/2008	510,000	—	$0.22	2/15/2018	—	—
	11/19/2008	50,000	—	$0.26	11/19/2018	—	—
	3/17/2009	100,000	—	$0.26	3/17/2019	—	—
	2/11/2010	229,041	9,959	$0.26	2/11/2020	—	—

(1)	All options have a term of ten years from the date of grant and vest over four years, with 25% of the shares underlying the options vesting on the first anniversary of the date of grant and the remaining shares underlying the options vesting monthly over the three year period thereafter, subject to the option holder’s continuous employment or service. Each of our named executive officers’ employment agreements entitles them to accelerated vesting of all outstanding equity awards, as well as certain other benefits, upon a change in control of our company. For additional discussion, please see “—Employment Agreements” above.

Director Compensation

Mr. Myers, who is our Chief Executive Officer, received no compensation for his service as a director. The compensation received by Mr. Myers as an employee is presented in “Executive Compensation—Summary Compensation Table.”

The following table sets forth information for the year ended December 31, 2013 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Jim K. Sims	—	$10,400	—	$10,400
Francis X. Egan	—	5,200	—	5,200
Frances Kordyback	—	5,200	—	5,200
Thomas A. Munro	—	5,200	—	5,200
James M. Sims	—	5,200	—	5,200
Arthur M. Toscanini	—	5,200	—	5,200
Robert Wayman	—	$5,200	—	$5,200

(1)

Amounts reflect the full grant-date fair value of stock options granted during 2013 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to our directors in Note 9 to the audited financial statements for the year ended December 31, 2013 contained elsewhere in this prospectus. In June 2013, each of our non-employee directors was granted options to purchase 40,000 shares of our common stock (other than Jim K. Sims, who received options to purchase 80,000 shares of our common stock), which options were fully vested on the date of grant.

The table below shows the aggregate numbers of option awards outstanding held as of December 31, 2013 by each non-employee director who was serving as of December 31, 2013.

Name	Options Outstanding at Year End
Jim K. Sims	380,000
Francis X. Egan	140,000
Frances Kordyback	200,000
Thomas A. Munro	220,000
James M. Sims	220,000
Arthur M. Toscanini	220,000
Robert Wayman	285,000

Following the effectiveness of this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and/or long-term equity awards. We expect each non-employee director will receive an annual retainer of $30,000, with an additional $25,000 annual retainer payable to the independent Chairman of the Board. Non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $15,000, $10,000 and $7,500, respectively. Non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $7,500, $5,000 and $3,750, respectively. The non-employee directors will also receive initial grants of options to purchase                  shares of our common stock, vesting over          years, upon election to the board of directors or, for our current directors, the effectiveness of this offering, and thereafter annual grants of options to purchase 45,000 shares of our common stock, vesting on                     .

Incentive Award Plans

2014 Incentive Award Plan

Concurrently with this offering, we intend to establish the Airgain, Inc. 2014 Incentive Award Plan, or the 2014 Plan. We expect our board of directors to adopt, and our stockholders to approve, the 2014 Plan prior to the closing of this offering. The 2014 Plan will become effective on the day prior to the public trading date of our common stock. The material terms of the 2014 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2014 Plan and, accordingly, this summary is subject to change.

Authorized Shares. A total of                  shares of our common stock will initially be reserved for issuance under the 2014 Plan. In addition, the number of shares initially reserved under the 2014 Plan will be increased by (1) the number of shares that as of the closing of this offering, have been reserved but not issued pursuant to any awards granted under our 2013 Plan and are not subject to any awards granted thereunder, and (2) the number of shares subject to stock options or similar awards granted under our 2013 Plan that expire or otherwise terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2013 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2014 Plan pursuant to clauses (1) and (2) above equal to                  shares. In addition, the number of shares available for issuance under the 2014 Plan will be annually increased on the first day of each of our fiscal years during the term of the 2014 Plan, beginning with the 2015 fiscal year, by an amount equal to the least of:

•	4% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

The 2014 Plan will also provide for an aggregate limit of                  shares of common stock that may be issued under the 2014 Plan over the course of its ten-year term and an aggregate limit of                  shares of common stock that may be issued upon the exercise of incentive stock options under the 2014 Plan.

Shares issued pursuant to awards under the 2014 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2014 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2014 Plan.

Plan Administration. The compensation committee of our board of directors will administer the 2014 Plan (except with respect to any award granted to “independent directors” (as defined in the 2014 Plan), which must be administered by our full board of directors). Following the closing of this offering, to administer the 2014 Plan, our compensation committee must consist solely of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2014 Plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 202014 Plan. Our compensation committee is also authorized to establish, adopt, amend or revise rules relating to administration of the 2014 Plan. Our board of directors may at any time revest in itself the authority to administer the 2014 Plan.

Eligibility. Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2014 Plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors and consultants but only employees may be granted incentive stock options, or ISOs. As of December 31, 2013, there were 7 non-employee directors and                      employees who would have been eligible for awards under the 2014 Plan had it been in effect on such date. At such time after the closing of this offering when we are subject to the requirements of Section 162(m) of the Code, the maximum number of shares that may be subject to awards granted under the 2014 Plan to any individual other than a non-employee director in any calendar year cannot exceed                      and the maximum amount that may be paid to a participant in cash during any calendar year with respect to one or more cash based awards under the 2014 Plan is $        . In addition, the maximum number of shares of our common stock that may be subject to one or more awards granted to any non-employee director pursuant to the 2014 Plan during any calendar year cannot exceed                  shares.

Awards. The 2014 Plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, stock payments and performance awards, or any combination thereof. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or our board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or our board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or our board of directors, in the case of awards to non-employee directors).

•	ISOs will be designed to comply with the provisions of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2014 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of grant.

•	Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and it may not be sold or otherwise transferred to third parties until the restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

•

Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or performance criteria established by our compensation committee (or our board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	SARs granted under the 2014 Plan typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the SAR. Except as required by Section 162(m) of the Code with respect to SARs intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2014 Plan on the exercise of SARs or the amount of gain realizable therefrom. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon the attainment of specific performance goals that are established by our compensation committee and relate to one or more performance criteria on a specified date or dates determined by our compensation committee. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be, but need not be, qualified performance-based compensation as described below and will be paid in cash.

•	Stock payments may be authorized by our compensation committee (or our board of directors, in the case of awards to non-employee directors) in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement, made in lieu of all or any part of compensation, including bonuses, that would otherwise be payable to employees, consultants or members of our board of directors.

Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan generally does not allow for the transfer of awards and only the recipient of an option or SAR may exercise such an award during his or her lifetime.

Qualified Performance-Based Compensation. The compensation committee may designate employees as “covered employees” whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The compensation committee may grant to such covered employees restricted stock, dividend equivalents, stock payments, restricted stock units, cash bonuses and other stock-based awards that are paid, vest or become exercisable upon the attainment of company performance criteria which are related to one or more of the following performance criteria as applicable to our performance or the performance of a division, business unit or an individual: operating or other costs and expenses, improvements in expense levels, cash flow (including, but not limited to, operating cash flow and free cash flow), return on assets, return on capital, stockholders’ equity, return on stockholders’ equity, total stockholder return, return on sales, gross or net profit or operating margin, working capital, net earnings (either before or after interest, taxes, depreciation and amortization), gross or net sales or revenue, net income (either before or after taxes), adjusted net income, operating earnings, earnings per share of stock, adjusted earnings per share of stock, price per share of stock, regulatory body approval for commercialization of a product, capital raised in financing transactions or other financing milestones, market recognition (including but not limited to awards and analyst ratings), financial ratios, implementation or completion of critical projects, market share, economic value, comparisons with various stock market indices, and implementation, completion or attainment of objectively determinable objectives relating to research, development, regulatory, commercial or strategic milestones or development. These performance criteria may be measured in absolute terms or as compared to performance in an earlier period or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

The compensation committee may provide that one or more objectively determinable adjustments will be made to one or more of the performance goals established for any performance period. Such adjustments may include one or more of the following: items related to a change in accounting principle, items relating to financing activities, expenses for restructuring or productivity initiatives, other non-operating items, items related to acquisitions, items attributable to the business operations of any entity acquired by us during the performance period, items related to the disposal of a business or segment of a business, items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards, items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period, any other items of significant income or expense which are determined to be appropriate adjustments, items relating to unusual or extraordinary corporate transactions, events or developments, items related to amortization of acquired intangible assets, items that are outside the scope of our core, on-going business activities, items related to acquired in-process research and development, items relating to changes in tax laws, items relating to major licensing or partnership arrangements, items relating to asset impairment charges, items relating to gains and losses for litigation, arbitration or contractual settlements, or items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Forfeiture, Recoupment and Clawback Provisions. Pursuant to its general authority to determine the terms and conditions applicable to awards under the 2014 Plan, the compensation committee has the right to provide, in an award agreement or otherwise, that an award shall be subject to the provisions of any recoupment or clawback policies implemented by us, including, without limitation, any recoupment or clawback policies adopted to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

Adjustments. If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our common stock or the share price of our common stock other than an equity restructuring (as defined in the 2014 Plan), the plan administrator may make such equitable adjustments, if any, as the plan administrator in its discretion may deem appropriate to reflect such change with respect to (1) the aggregate number and type of shares that may be issued under the 2014 Plan (including, but not limited to, adjustments of the number of shares available under the 2014 Plan and the maximum number of shares which may be subject to one or more awards to a participant pursuant to the 2014 Plan during any calendar year), (2) the number and kind of shares, or other securities or property, subject to outstanding awards, (3) the number and kind of shares, or other securities or property, for which automatic grants are to be subsequently made to new and continuing non-employee directors, (4) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), and (5) the grant or exercise price per share for any outstanding awards under the 2014 Plan. If there is any equity restructuring, (1) the number and type of securities subject to each outstanding award and the grant or exercise price per share for each outstanding award, if applicable, will be proportionately adjusted, and (2) the plan administrator will make proportionate adjustments to reflect such equity restructuring with respect to the aggregate number and type of shares that may be issued under the 2014 Plan (including, but not limited to, adjustments of the number of shares available under the 2014 Plan and the maximum number of shares which may be subject to one or more awards to a participant pursuant to the 2014 Plan during any calendar year). Adjustments in the event of an equity restructuring will not be discretionary. Any adjustment affecting an award intended as “qualified performance-based compensation” will be made consistent with the requirements of Section 162(m) of the Code. The plan administrator also has the authority under the 2014 Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Corporate Transactions. In the event of a change in control where the acquirer does not assume awards granted under the 2014 Plan, awards issued under the 2014 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. Under the 2014 Plan, a change in control is generally defined as:

•	a transaction or series of related transactions (other than an offering of our stock to the general public through a registration statement filed with the Securities and Exchange Commission, or SEC) whereby any person or entity or related group of persons or entities (other than us, our subsidiaries, an employee benefit plan maintained by us or any of our subsidiaries or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding immediately after such acquisition;

•	during any two-year period, individuals who, at the beginning of such period, constitute our board of directors together with any new director(s) whose election by our board of directors or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

•	our consummation (whether we are directly or indirectly involved through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) the sale or other disposition of all or substantially all of our assets in any single transaction or series of transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

•	which results in our voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into our voting securities or the voting securities of the person that, as a result of the transaction, controls us, directly or indirectly, or owns, directly or indirectly, all or substantially all of our assets or otherwise succeeds to our business (we or such person being referred to as a successor entity)) directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction; and

•	after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group is treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in us prior to the consummation of the transaction; or

•	our stockholders approve a liquidation or dissolution of the company.

Amendment, Termination. Our board of directors has the authority to amend, suspend or terminate the 2014 Plan at any time. However, stockholder approval of any amendment to the 2014 Plan will be obtained to the extent necessary to comply with any applicable law, regulation or stock exchange rule. Additionally, stockholder approval is required within 12 months of an increase in the maximum number of shares issuable under the 2014 Plan or that may be issued to an individual in any calendar year. Except as necessary to comply with Section 409A of the Code, no amendment, suspension or termination of the 2014 Plan will impair the rights or obligations of a holder under an award theretofore granted, unless such award expressly so provides or such holder consents. If not terminated earlier by our board of directors, the 2014 Plan will terminate on the tenth anniversary of the date it becomes effective.

Repricing Permitted. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) shall have the authority, without the approval of our stockholders, to authorize the amendment of any outstanding award to reduce its price per share and to provide that an award will be canceled and replaced with the grant of an award having a lesser price per share.

Securities Laws and Federal Income Taxes. The 2014 Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws. The 2014 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2014 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 2014 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2014 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

•	Stock Options and Stock Appreciation Rights. A 2014 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or stock appreciation right. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO as defined in Section 422 of the Code. The 2014 Plan permits the grant of options that are intended to qualify as ISOs as well as options that are not intended to so qualify; however, ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any. Upon exercising an option that does not qualify as an ISO when the fair market value of our stock is higher than the exercise price of the option, a 2014 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2014 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, a 2014 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

•	Restricted Stock and Restricted Stock Units. A 2014 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or restricted stock units. Upon the termination of restrictions on restricted stock or the payment of restricted stock units, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2014 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

•	Dividend Equivalents, Stock Payment Awards and Cash-Based Awards. A 2014 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of dividend equivalents, stock payment awards or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

•	Section 409A of the Code. Certain types of awards under the 2014 Plan may constitute, or provide for, a deferral of compensation under Section 409A. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% federal income tax (and, potentially, certain interest penalties). To the extent applicable, the 2013 Plan and awards granted under the 2014 Plan will be structured and interpreted to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Section 409A.

•

Section 162(m) Limitation. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” if an independent compensation committee determines performance goals and if the material terms of the performance-based compensation are disclosed to and approved by our stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, certain awards under the 2014 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the 2014 Plan, (2) the issuance of all employer stock and other compensation that has been allocated under the 2014 Plan, or (3) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the 2014 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

We have attempted to structure the 2014 Plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue.

2013 Equity Incentive Plan

In June 2013, our board of directors and stockholders approved the Airgain, Inc. 2013 Equity Incentive Plan, or the 2013 Plan.

A total of 6,000,000 shares of our common stock are reserved for issuance under the 2013 Plan. As of March 31, 2014, 4,665,240 shares of our common stock were subject to outstanding option awards and 1,334,760 shares of our common stock remained available for future issuance. After the effective date of the 2014 Plan, no additional awards will be granted under the 2013 Plan. The common stock subject to outstanding option awards includes 1,956,930 shares of restricted common stock that have vested as of March 31, 2014 and 652,310 unvested shares of restricted common stock.

Administration. The compensation committee of our board of directors administers the 2013 Plan, except with respect to any award granted to non-employee directors (as defined in the 2013 Plan), which must be administered by our full board of directors. Subject to the terms and conditions of the 2013 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, determine the number of awards to grant, determine the number of shares to be subject to such awards, and the terms and conditions of such awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2013 Plan. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of the 2013 Plan, subject to certain restrictions.

Eligibility. Options, SARs, restricted stock and other awards under the 2013 Plan may be granted to individuals who are then our employees, consultants and members of our board of directors and our subsidiaries. Only employees may be granted ISOs.

Awards. The 2013 Plan provides that our administrator may grant or issue stock options, restricted stock, restricted stock units, other stock-based awards, or any combination thereof. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award.

•	NQSOs provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

•	ISOs are designed to comply with the provisions of the Code and are subject to specified restrictions contained in the Internal Revenue Code applicable to ISOs. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the 2013 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire on the fifth anniversary of the date of its grant.

•	Restricted stock may be granted to participants and made subject to such restrictions as may be determined by the administrator. Typically, restricted stock may be repurchased by us at the original purchase price or, if no cash consideration was paid for such stock, forfeited for no consideration if the conditions or restrictions are not met, and the restricted stock may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to when the restrictions lapse.

•	Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until sometime after the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares have been issued.

•	Other stock-based awards may entitle participants to receive shares of our common stock in the future. Other stock-based awards may also be a form of payment in the settlement of other awards granted under the 2013 Plan, as stand-alone payments and/or as payment in lieu of compensation to which a participant is otherwise entitled. Other stock-based awards may be paid in shares of our common stock, cash or other property, as the plan administrator shall determine.

Corporate Transactions. In the event of a change of control where the acquiror does not assume awards granted under the 2013 Plan, awards issued under the 2013 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable, immediately prior to the change in control. Under the 2013 Plan, a change of control is generally defined as:

•	a merger or consolidation of the company with or into any other corporation or other entity or person;

•	a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets; or

•	any other transaction, including the sale by us of new shares of our capital stock or a transfer of existing shares of our capital stock, the result of which is that a third party that is not an affiliate of us or our shareholders (or a group of third parties not affiliated with us or our shareholders) immediately prior to such transaction acquires or holds capital stock representing a majority of our outstanding voting power immediately following such transaction;

provided that the following events shall not constitute a “change in control” under the 2013 Plan:

•	a transaction (other than a sale of all or substantially all of our assets) in which the holders of our voting securities immediately prior to the merger or consolidation hold, directly or indirectly, at least a majority of the voting securities in the successor corporation or its parent immediately after the merger or consolidation;

•	a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of our assets to an affiliate of ours;

•	an initial public offering of any of our securities;

•	a reincorporation solely to change our jurisdiction; or

•	a transaction undertaken for the primary purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held our securities immediately before such transaction.

Amendment and Termination of the 2013 Plan. Our board of directors may terminate, amend or modify the 2013 Plan. However, stockholder approval of any amendment to the 2013 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2013 Plan that increases the number of shares available under the 2013 Plan. The administrator may, with the consent of the affected option holders, cancel any or all outstanding awards under the 2013 Plan and grant new awards in substitution. If not terminated earlier by the compensation committee or the board of directors, the 2013 Plan will terminate on June 3, 2023.

Securities Laws and Federal Income Taxes. The 2013 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2014 Plan under the heading “—2014 Incentive Award Plan—Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2013 Plan are the same as those described above in the description of the 2014 Plan under the heading “—2014 Incentive Award Plan—Securities Laws and Federal Income Taxes—Federal Income Tax Consequences.”

2003 Equity Incentive Plan

In May 2003, our board of directors and stockholders approved the Airgain, Inc. 2003 Equity Incentive Plan, or the 2003 Plan.

A total of 6,000,000 shares of our common stock were reserved for issuance under the 2003 Plan. As of March 31, 2014, 3,064,500 shares of our common stock were subject to outstanding option awards under the 2003 Plan. The 2003 Plan expired by its terms in December 2012 and no additional awards will be granted under the 2003 Plan.

Administration. The compensation committee of our board of directors administers the 2003 Plan, except with respect to any award granted to non-employee directors (as defined in the 2003 Plan), which must be administered by our full board of directors. Subject to the terms and conditions of the 2003 Plan, the administrator has the authority to make all determinations and decisions and to take all other actions necessary or advisable for the administration of the 2003 Plan.

Eligibility. Options under the 2003 Plan were able to be granted to individuals who were our employees, consultants and members of our board of directors and our subsidiaries at the time of grant. Only employees were eligible to be granted ISOs.

Awards. The 2003 Plan provided for the grant or issue stock options and stock awards. Only stock options were granted under the 2003 Plan. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award.

•	NQSOs provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

•	ISOs are designed to comply with the provisions of the Code and are subject to specified restrictions contained in the Code applicable to ISOs. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the 2003 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire on the fifth anniversary of the date of its grant.

Corporate Transactions. In the event of a change of control where the acquiror does not assume awards granted under the 2003 Plan, awards issued under the 2003 Plan will terminate if not exercised (to the extent then vested and exercisable) prior to such transaction.

Amendment of the 2003 Plan. Our board of directors may amend or modify the 2003 Plan. However, stockholder approval of any amendment to the 2003 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule.

Securities Laws and Federal Income Taxes. The 2003 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2014 Plan under the heading “—2014 Incentive Award Plan—Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2003 Plan are the same as those described above in the description of the 2014 Plan under the heading “—2014 Incentive Award Plan—Securities Laws and Federal Income Taxes—Federal Income Tax Consequences.”

2014 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the Airgain, Inc. 2014 Employee Stock Purchase Plan, or the ESPP. We expect our board of directors to adopt, and our stockholders to approve, the ESPP prior to the closing of this offering. The ESPP will become effective on the day prior to the public trading date of our common stock. Our executive officers and all of our other employees will be allowed to participate in our ESPP, subject to the eligibility requirements described below. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change.

A total of                  shares of our common stock will initially be reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on the first day of each fiscal year during the term of the ESPP, beginning with the 2015 fiscal year, by an amount equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as may be determined by our board of directors.

The ESPP will also provide for an aggregate limit of                  shares of common stock that may be issued under the ESPP during the term of the ESPP.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility. Our compensation committee will be the initial administrator of the ESPP.

Our employees are eligible to participate in the ESPP if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Our ESPP is intended to qualify under Code Section 423 and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by our compensation committee and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates will be determined by the compensation committee for each offering period, but will generally be the last day in each offering period. Offering periods under the ESPP will commence when determined by our compensation committee. The compensation committee may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to      % of their eligible compensation, which includes a participant’s gross base compensation for services to the company, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. A participant may purchase a maximum of                  shares of common stock during each offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant automatically is granted an option to purchase shares of our common stock. The option expires at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each purchase period to the extent of the payroll deductions accumulated during such purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of certain significant transactions or a change in control (as defined in the ESPP), the compensation committee may provide for (1) either the replacement or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2013 Plan.

The compensation committee may amend, suspend or terminate the ESPP. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which changes the aggregate number or type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code. The ESPP will terminate no later than the tenth anniversary of the ESPP’s initial adoption by our board of directors.

Securities Laws. The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2014 Plan.

Federal Income Taxes. The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Limitations of Liability and Indemnification Matters

Our certificate of incorporation and amended and restated bylaws that will go into effect prior to the closing of this offering provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements with directors and executive officers, which are described where required under the section above titled “Executive Compensation.”

Convertible Note and Warrant Financing and Preferred Stock and Warrant Financing

Convertible Note and Warrant Financing. In 2011, we sold to investors in private placements an aggregate of $3.0 million of convertible promissory notes, or the 2011 notes. The 2011 notes accrued interest at a rate of 10% per annum and were due and payable on June 30, 2012, subject to their earlier conversion into shares of our Series G preferred redeemable convertible stock or any preferred stock issued pursuant to a financing resulting in aggregate proceeds of at least $2.0 million. In June 2012, in accordance with the terms of the convertible notes, the entire convertible notes principal and accrued interest balance totaling $7.1 million (including convertible promissory notes issued in 2009 and 2010) converted into 6,680,463 shares of our Series G preferred redeemable convertible stock at a conversion price of $1.04 per share (or $1.30 in the case of convertible promissory notes issued in 2009).

The following table sets forth the aggregate number of these securities acquired by the holders of more than 5% of our capital stock or their affiliates in 2012. Each share of, or warrants exercisable for shares of, preferred redeemable convertible stock identified in the following table will convert into one share of, or warrants exercisable for, one share of common stock, immediately prior to the closing of this offering.

5% or Greater Stockholders(1)	Principal Amount of 2011 Notes	Series G Preferred Redeemable Convertible Stock(2)	Series G Warrants(3)	Series G Preferred Redeemable Convertible Stock(4)

GEN3 Capital I, LP	$900,000	959,167	1,298,077	2,683,415

Northwater Intellectual Property Fund L.P. 1	$1,500,000	1,612,091	2,163,461	3,002,857

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal and Selling Stockholders” below.
(2)	Represents the aggregate number of shares of Series G preferred redeemable convertible stock acquired in June 2012 upon the conversion of the 2011 notes.
(3)	Represents the aggregate number of warrants to purchase Series G preferred redeemable convertible stock acquired in connection with the issuance of the 2011 notes.
(4)	Represents the aggregate number of shares of Series G preferred redeemable convertible stock acquired in June 2012 upon the conversion of the 2011 notes and the convertible promissory notes issued in 2009 and 2010.

Jim K. Sims, Francis X. Egan and Arthur Toscanini, members of our board of directors, are affiliated with GEN3 Capital. Mr. Egan and Frances Kordyback, members of our board of directors, are affiliated with Northwater Intellectual Property Fund L.P.1.

Investors’ Rights Agreement

We entered into a fourth amended and restated investors’ rights agreement in May 2008 with the holders of our preferred stock, including entities with which certain of our directors are affiliated. This agreement provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock, a right of first refusal for certain holders of preferred stock to purchase future securities sold by us and certain additional covenants made by us. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the investors’ rights agreement), all rights under this agreement will terminate upon the closing of this offering. The registration rights will continue following this offering and will terminate three years following the closing of a firm commitment underwritten offering, or for any particular holder with registration rights, at such time following this offering when such holder may sell all of such shares pursuant to Rule 144(b)(1) under the Securities Act. See “Description of Capital Stock — Registration Rights” for additional information.

Restricted Common Stock

In connection with the execution of his employment agreement, on March 1, 2014, Charles Myers received a grant of 2,609,240 shares of restricted common stock. We provided a loan to Mr. Myers of $266,282 for the payment of federal and state income taxes payable by him as a result of the issuance of the restricted stock, which loan was evidenced by a promissory note secured by a pledge of the shares. This note will be discharged prior to the initial filing of the registration statement of which this prospectus is a part.

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers and agreements with our executive officers containing compensation and termination provisions, among others.

Director and Officer Indemnification and Insurance

We will enter into indemnification agreements with each of our directors and executive officers, and we maintain directors’ and officers’ liability insurance. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive Compensation —Limitations of Liability and Indemnification Matters.”

Policies and Procedures Regarding Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our securities on a pro forma basis, as converted into common stock, as of March 31, 2014, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

The shares of common stock are being offered on a minimum/maximum basis. If, on the closing date, investor funds are not received in respect of at least the minimum amount of shares of common stock to be sold in this offering, or                  shares, the offering will terminate and any funds received will be returned promptly. Any funds in excess of those relating to the minimum number of shares of common stock will be applied, on a pro rata basis, to the purchase of the shares of common stock offered by the selling stockholders up to the maximum number of offered shares. The table below assumes the sale of the maximum number of shares of common stock, or                  shares.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of stock options or warrants held by the respective person or group that may be exercised or converted within 60 days after March 31, 2014. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after March 31, 2014 are included for that person or group but not for any other person or group.

Applicable percentage ownership is based on 37,007,131 shares of common stock outstanding at March 31, 2014, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock. The number of shares and percentage of shares beneficially owned after the offering also gives effect to the issuance by us of                  shares of common stock in this offering and the sale of                  shares of common stock by the selling stockholders.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Airgain, Inc., 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares (#)	Percentage (%)	Shares Being Sold in the Offering	Shares (#)	Percentage (%)
5% or Greater Stockholders:
Entities affiliated with GEN3 Capital(1)	12,969,799	32.1%
Northwater Intellectual Property Fund L.P. 1(2)	11,460,722	28.1%

Named Executive Officers and Directors:
Charles Myers(3)	2,609,240	7.1%
Leo Johnson	—	*
Alan Frank(4)	899,000	2.4%
Jim K. Sims(1)(5)	13,149,799	32.4%
Francis X. Egan(1)(2)(6)	24,779,215	56.0%
Frances Kordyback(2)(7)	11,660,722	28.4%
Thomas A. Munro(8)	180,000	*
Arthur M. Toscanini(1)(9)	13,698,170	33.7%
All current directors and executive officers as a group (10 persons)(10)	31,167,183	66.5%
Other Selling Stockholders

*	Less than 1%.
(1)	Consists of (a) 6,384,136 shares of common stock, as converted, and 3,369,573 shares of common stock issuable upon the exercise of warrants which are immediately exercisable, held by GEN3 Capital I, LP, or GEN3 Capital, and (b) 3,216,090 shares of common stock, as converted, held by Gen 3 Partners, Inc., or Gen 3 Partners. The General Partner of GEN3 Capital is GEN3 Capital Partners, LLC, or GEN3 LLC. Jim K. Sims is a Managing Member of GEN3 LLC and Mr. Egan and Mr. Toscanini are Members of GEN3 LLC, and, together with James M. Sims and Michael Treacy, the other Member of GEN3 LLC, shares voting and investment control over the shares owned by GEN3 Capital. Jim K. Sims is the Chairman of the board of directors of Gen 3 Partners, and, together with Mr. Egan, Mr. Toscanini and Michael Treacy, the other members of the board of directors of Gen 3 Partners, shares voting and investment control over the shares owned by Gen 3 Partners. Mr. Toscanini also serves as the Chief Financial Officer of Gen 3 Partners. As a result, Jim K. Sims, James M. Sims, Mr. Toscanini, Mr. Egan and Mr. Treacy share voting and investment control over the shares owned by Gen 3 Partners and GEN3 Capital and may be deemed to beneficially own such shares. Each of such persons disclaims beneficial ownership of the shares held by Gen 3 Partners and GEN3 Capital, except to the extent of their respective pecuniary interest therein.
(2)	Includes 3,802,265 shares of common stock issuable upon the exercise of warrants which are immediately exercisable, held by Northwater Intellectual Property Fund L.P. 1. Northwater Intellectual Property Fund L.P. 1 is an investment fund managed by Northwater Capital Management, Inc., a registered investment adviser and a wholly owned subsidiary of Northwater Capital Inc. Mr. Egan serves as Managing Director of Northwater Capital Inc., and Ms. Kordyback serves as Managing Director of Northwater Intellectual Property Fund. Mr. Egan and Ms. Kordyback share voting and investment control over the shares owned by Northwater Intellectual Property Fund L.P. 1, and may be deemed to beneficially own such shares. Mr. Egan and Ms. Kordyback disclaim beneficial ownership of the shares held by Northwater Intellectual Property Fund L.P. 1, except to the extent of their respective pecuniary interest therein.
(3)	Consists of 2,609,240 shares of restricted common stock, of which 652,311 shares are subject to repurchase within 60 days of March 31, 2014.
(4)	Consists of 899,000 shares of common stock that Mr. Frank has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.
(5)	Includes 180,000 shares of common stock that Mr. Sims has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.
(6)	Includes 80,000 shares of common stock that Mr. Egan has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.
(7)	Includes 200,000 shares of common stock that Ms. Kordyback has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.
(8)	Consists of 180,000 shares of common stock that Mr. Munro has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options.
(9)	Includes 180,000 shares of common stock that Mr. Toscanini has the right to acquire from us within 60 days of March 31, 2014 pursuant to the exercise of stock options and 57,692 shares of common stock issuable upon the exercise of warrants which are immediately exercisable.
(10)	Includes shares of common stock issuable upon the exercise of outstanding options and shares of common stock issuable upon the exercise of warrants which are immediately exercisable, as set forth in the previous footnotes.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock, certain provisions of our certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering, the investors’ rights agreement and of the General Corporation Law of the State of Delaware. For more detailed information, please see our certificate of incorporation, amended and restated bylaws and investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. We plan to reincorporate in the State of Delaware prior to the closing of this offering. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering.

Our certificate of incorporation as in effect upon the consummation of this offering will provide for one class of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Immediately following the closing of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of March 31, 2014, there were 37,007,131 shares of our common stock outstanding and held of record by 136 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into shares of common stock, which will automatically occur prior to the closing of this offering.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote, including the election of directors. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares, and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all of our previously outstanding shares of preferred stock will have been converted into common stock, there will be no authorized shares of our previously outstanding preferred stock and we will have no shares of preferred stock outstanding. Under the terms of our certificate of incorporation, which will become effective prior to the closing of this offering, our board of directors has the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of March 31, 2014, options to purchase 5,120,500 shares of our common stock were outstanding, of which 3,439,328 were vested and 3,439,328 were exercisable as of that date.

Warrants

As of March 31, 2014, warrants to purchase up to 8,582,414 shares of our Series G preferred redeemable convertible stock were outstanding, which were issued from May 2008 through September 2011 at a weighted average exercise price of $1.05 per share. The warrants expire five years from their date of issuance, subject to their earlier termination upon certain mergers, acquisitions and similar transactions. The warrants contain a net exercise provision under which the holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive, a net amount of shares of preferred stock based on the fair market value of our preferred stock at the time of the net exercise of the warrant, after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock splits, reorganizations and reclassifications. In connection with the closing of this offering, the warrants will become exercisable for an aggregate of 8,582,414 shares of our common stock at an exercise price of $         per share.

Registration Rights

As of March 31, 2014, upon the closing of this offering, holders of                  shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock prior to the closing of this offering, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an investors’ rights agreement by and among us and certain of our stockholders. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

If at any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of at least 40% of the registrable securities request in writing that we effect a registration with respect to their shares in an offering with an anticipated aggregate offering price, net of underwriting discounts and commissions, of greater than $7.5 million, we may be required to register their shares. We are obligated to effect at most two registrations for the holders of registrable securities in response to these demand registration rights, subject to certain exceptions.

If we become entitled under the Securities Act to register our shares on a registration statement on Form S-3 and a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3, the price to the public of the offering is $1.0 million or more, we will be required to provide notice to all holders of registrable securities and to use our best efforts to effect such registration; provided, however, that we will not be required to effect such a registration if we have already effected two registrations on Form S-3 for the holders of registrable securities.

If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time following the closing of this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all reasonable expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing and qualification fees, printer and accounting fees relating or apportionable thereto, and the reasonable fees and disbursements of one counsel for the selling securityholders.

Termination of Registration Rights

The registration rights terminate upon the earlier of three years after the closing of this offering, or for any particular holder with registration rights, at such time following this offering when such holder may sell its shares pursuant to Rule 144(b)(1) under the Securities Act.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law contain and our certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    . The transfer agent and registrar’s address is                     .

Exchange Listing

We will apply to list our common stock on The NASDAQ Global Market under the symbol “AIRG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and there can be no assurance that a market for our common stock will develop or be sustained after this offering. Future sales of our common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the availability of such shares for sale in the public market, could adversely affect the trading price of our common stock. As described below, only a limited number of shares will be available for sale by our existing stockholders shortly after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common stock at such time and our ability to raise equity capital in the future. Although we have applied to have our common stock listed on The NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of March 31, 2014 and assuming the issuance by us of                  shares in this offering, upon the closing of this offering we will have outstanding an aggregate of                  shares of common stock.

All of the shares sold in this offering by us and the selling stockholders will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act.

The remaining                  shares of common stock will be deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. We expect that substantially all of these restricted securities will be subject to the lock-up agreements described below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the 5,120,500 shares of our common stock that were subject to stock options outstanding as of March 31, 2014, options to purchase                  shares of common stock were vested as of March 31, 2014 and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the effective date of registration statement of which this prospectus is a part, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period, beginning on the date 90 days after the date of this prospectus, that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the closing of this offering; or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and The NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months but less than a year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the effective date of the registration statement of which this prospectus is a part without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the current public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the public company requirement and the current public information requirement.

Rule 701

Any of our employees, officers, directors, consultants or advisors who purchased shares under a written compensatory stock or option plan or other written contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the effective date of a registration statement under the Securities Act before selling those shares. However, substantially all of the shares issued under Rule 701 are subject to the lock-up agreements described below and will only become eligible for sale when the lock-up period expires.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of common stock (including securities exercisable or convertible into our common stock) outstanding immediately prior to this offering, have agreed or will agree that, without the prior written consent of W.R. Hambrecht + Co, during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus, we and they will not, among other things:

•	offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions. See “Plan of Distribution” below for additional discussion.

Registration Rights

We are party to an investors’ rights agreement which provides that certain stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period described above and under “Plan of Distribution” in this prospectus.

Equity Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding stock options or reserved for issuance under our equity incentive plans and employee stock purchase plan. We expect to file this registration statement as soon as practicable after the closing of this offering. However, the shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

PLAN OF DISTRIBUTION

We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to use its best efforts to procure potential purchasers for the shares of our common stock offered hereby. This offering is being undertaken on a best efforts only basis. The underwriters are not required to take or pay for any specific number or dollar amount of our common stock. WR Hambrecht + Co is the representative of the underwriters.

Underwriters	Number of Shares Minimum Offering	Number of Shares Maximum Offering
WR Hambrecht + Co

Total

The shares are being offered on a minimum/maximum basis, and there can be no assurance that we will sell any or all of the shares to be sold pursuant to this prospectus. We are offering                  shares, which is the minimum amount of shares to be sold in this offering. The selling stockholders are offering                  shares. Together, we and the selling stockholders are offering                  shares, the maximum amount of shares to be sold in this offering.

Investor funds will be deposited into an escrow account for the benefit of investors set up with                      . The offering will not be completed unless we sell the minimum amount of shares to be sold pursuant to this prospectus, which are the shares we are offering. The selling stockholders will sell an additional                  shares, all of which will be allocated on a pro rata basis. All investor funds received prior to the closing will be deposited into escrow with the escrow agent until closing.

The escrow agent will invest all funds it receives in a non-interest bearing account in accordance with Rule 15c2-4 under the Exchange Act. The escrow agent will not accept any investor funds until the date of this prospectus. On the closing date, the escrow agent will notify the underwriters whether at least $         has been received, which is the amount necessary to purchase the minimum amount of shares to be sold in this offering; such funds will be applied to the purchase of the shares we are offering. If any funds in excess of the minimum have been received, such funds will be applied to the purchase of shares offered by the selling stockholders up to the maximum amount of shares to be sold in this offering. If, on the closing date, investor funds are not received in respect of at least the minimum amount of shares to be sold in this offering, then all investor funds that were deposited into the escrow account will be returned promptly to investors, and the offering will terminate.

Because this is a best efforts, minimum/maximum offering, the actual public offering amount and proceeds to us and the selling stockholders, if any, will not be determinable until the closing date and may be substantially less than the maximum offering set forth on the cover hereof.

The following table shows the per share and total underwriters’ commissions, assuming the sale of both the minimum and maximum number of shares, to be paid to the underwriters by us and the selling stockholders.

	Paid by Us	Paid by the Selling Stockholders

Per Share	$	$
Total
Minimum Offering	$	$
Maximum Offering	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of options issued pursuant to a stock option or similar plans, and other exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The price to the public and allocation of shares will be determined by an auction process. The minimum size for a bid in the auction is 100 shares of our common stock. The method for submitting bids and a more detailed description of this auction process are included in the section entitled “The OpenIPO Auction Process.”

We intend to apply to have our shares of common stock listed on The NASDAQ Global Market under the symbol “AIRG.” In order to meet one of the requirements for listing the common stock on The NASDAQ Global Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

Any underwriter who is a qualified market maker on The NASDAQ Global Market may engage in passive market making transactions on The NASDAQ Global Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

We estimate that our share of the total expenses of the offering, excluding underwriters’ commissions, will be approximately $        .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

THE OPENIPO AUCTION PROCESS

The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in public offerings. In particular, as described under the captions “—Determination of Initial Public Offering Price” and “—Allocation of Shares” below, the public offering price and the allocation of shares are determined by an auction conducted by WR Hambrecht + Co and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

The following describes how WR Hambrecht + Co and some selected dealers conduct the auction process and, on our behalf and on behalf of the selling stockholders, confirm bids from prospective investors.

Prior to Effectiveness of the Registration Statement

Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and WR Hambrecht + Co and participating dealers will solicit bids from prospective investors through the internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares. Potential investors may submit multiple bids in the auction at multiple prices. All of an investor’s bids at or above the clearing price will be considered and cumulated at the close of the auction. Each of an investor’s successful bids will be treated separately for purposes of allocation and rounding of shares in the auction, as described in “—Allocation of Shares” below.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by WR Hambrecht + Co or a dealer involves no obligation or commitment of any kind prior to the notice of acceptance being sent, which will occur after effectiveness of the registration statement and closing of the auction. Bids can be modified at any time prior to the closing of the auction.

Potential investors may contact WR Hambrecht + Co or dealers through which they submitted their bid to discuss general auction trends or to consult on bidding strategy. The current clearing price is at all times kept confidential and will not be disclosed during the OpenIPO auction to any bidder; however, WR Hambrecht + Co or participating dealers may discuss general auction trends with potential investors. General auction trends may include a general description of the bidding trends or the anticipated timing of the offering. In all cases, any oral information provided with respect to general auction trends by WR Hambrecht + Co or dealer is subject to change. Any general auction trend information that is provided orally by WR Hambrecht + Co or a participating dealer is necessarily accurate only as of the time of inquiry and may change significantly prior to the auction closing. Therefore, bidders should not assume that any particular bid will receive an allocation of shares in the auction based on any auction trend information provided to them orally by WR Hambrecht + Co or a participating dealer.

Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by email, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and WR Hambrecht + Co and participating dealers be made by specific means of communication, including email, telephone and facsimile. WR Hambrecht + Co and participating dealers will contact the potential investors in the manner they request.

After Effectiveness of the Registration Statement

After the registration statement relating to this offering has become effective, potential investors who have submitted bids to WR Hambrecht + Co or a dealer will be contacted by email, telephone or facsimile. Potential investors will receive a notice on the day of effectiveness at least one hour prior to the close of the auction notifying them of the time that the registration statement will be declared effective, that they may withdraw their bids at any time prior to receipt of the notice of acceptance, and that the auction may close, and notices of acceptance may be sent, in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness, including after the closing of the auction but before the notice of acceptance of their bid is sent.

Reconfirmation of Bids

WR Hambrecht + Co will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events occur:

•	more than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	there is a material change in the prospectus;

•	there has been a decrease in the price range below the previously disclosed price range or an increase in the price range of more than 20% above the previously disclosed price range; or

•	if it is determined, after the auction is closed, that the initial public offering price will be below the stated price range or that there will be an increase in the price of more than 20% above the stated price range.

If a reconfirmation of bids is required, WR Hambrecht + Co will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that they must reconfirm their bids by contacting WR Hambrecht + Co or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids from the time they receive the notice requesting reconfirmation. Bidders will have the ability to modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we, the selling stockholders and WR Hambrecht + Co will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, WR Hambrecht + Co may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range or a Reduction in the Offering Size Before the Auction is Closed

We are putting up for auction                  shares of common stock and the selling stockholders are putting up for auction                  shares of common stock. We, the selling stockholders and WR Hambrecht + Co are conducting the auction in order to sell the maximum number of shares being offered using the highest price for which valid bids are received as the clearing price. Based on the auction demand available before the auction is closed, we, the selling stockholders and WR Hambrecht + Co may elect to change the price range or reduce the number of shares being put up for auction either before or after the SEC declares the registration statement effective. We will file an amendment to the registration statement to reflect any changes to the price range or a reduction in shares being put up for auction either prior to or after the effectiveness of the registration statement. If we, the selling stockholders and WR Hambrecht + Co elect to change the price range or reduce the number of shares being put up for auction after effectiveness of the registration statement, WR Hambrecht + Co will keep the auction open for at least one hour after notifying bidders of the new auction terms.

In addition, for any change in price range or reduction in the number of shares being put up for auction, WR Hambrecht + Co or participating dealers will:

•	provide notice on the WR Hambrecht + Co website of the revised price range or the reduced number of shares to be sold in this offering, as the case may be;

•	if appropriate, issue a press release announcing the revised price range or the reduced number of shares to be sold in this offering, as the case may be; and

•	send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or the reduced number of shares to be sold in this offering, as the case may be.

In the event of a material change to the price range or any reduction in the number of shares being put up for auction from the previously provided disclosure, WR Hambrecht + Co will reconfirm all bids that have been submitted in the auction after notifying bidders of the new auction terms. WR Hambrecht + Co will generally not consider any increase or decrease in the price to be material unless there is a decrease in the price below the stated price range for the auction or an increase in the price of more than 20% above the stated price range.

Changes in the Price Range After the Auction is Closed and Pricing Outside the Price Range

If we and the selling stockholders determine after the auction is closed that the initial public offering price will be above the stated price range in the auction but it is determined, based on the factors described above, that it will not result in any material change to the previously provided disclosure, WR Hambrecht + Co and participating dealers may accept all successful bids without reconfirmation. In this situation, WR Hambrecht + Co and participating dealers will communicate the final price and size of the offering in the notice of acceptance that is sent to successful bidders.

In all cases, if we and the selling stockholders determine after the auction is closed that the initial public offering price will be below the stated price range or that there will be an increase in the price range of more than 20% above the previously disclosed price range, then we will elect one of two alternatives:

Under the first alternative, WR Hambrecht + Co and participating dealers will convey the final price and offering size to all bidders in the auction, we will file a post-effective amendment to the registration statement with the final price and offering size, and all bids will be reconfirmed and offers accepted after the post-effective amendment has been declared effective by the SEC.

Under the second alternative, we and the selling stockholders may re-open the auction pursuant to the following procedures:

•	WR Hambrecht + Co will provide notice on the WR Hambrecht + Co OpenIPO website that the auction has re-opened with a revised price range;

•	WR Hambrecht + Co and participating dealers will issue a press release announcing the new auction terms;

•	WR Hambrecht + Co and participating dealers will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them that the auction has re-opened with a revised price range;

•	new bids will be accepted in the re-opened auction, even if reconfirmed bids would be sufficient to cover the total number of shares offered in the new auction, and a new clearing price will be established in the re-opened auction, based upon all valid, new and reconfirmed bids received after close of the re-opened auction;

•	WR Hambrecht + Co and participating dealers will reconfirm all bids in the auction; and

•	we will file a post-effective amendment to the registration statement containing the new auction terms and have the post-effective amendment declared effective prior to the acceptance of any offers by WR Hambrecht + Co or participating dealers.

Any post-effective amendment that reflects a new auction will disclose the results of the preceding auction.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us, the selling stockholders and WR Hambrecht + Co, which we anticipate will be after the close of trading on the NASDAQ Global Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us, the selling stockholders and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we and the selling stockholders are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, the rules of the SEC require that a post-effective amendment to the registration statement be filed and declared effective, and all bids more than 15 business days old must be reconfirmed, before the auction may be closed and before any bids may be accepted. The auction will remain open no longer than 30 days following initial effectiveness.

Once a potential investor submits a bid, the bid remains valid unless subsequently withdrawn by the potential investor (other than in situations where WR Hambrecht + Co is required to reconfirm bids as described above, in which case if the potential investor does not reconfirm such bid in a timely manner it will be disregarded). Potential investors are able to withdraw their bids at any time before the notice of acceptance is sent by notifying WR Hambrecht + Co or a participating dealer through which they submitted their bids. The auction website will not permit modification or cancellation of bids after the auction closes. Therefore, if a potential investor that bid through the internet wishes to cancel a bid after the auction closes, the investor may have to contact WR Hambrecht + Co (or the participating dealer through which the investor submitted the bid) by telephone, facsimile or email (or as specified by WR Hambrecht + Co or the participating dealer through which the bidder submitted the bid).

Following the closing of the auction, WR Hambrecht + Co determines the highest price at which all of the shares offered may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “—Determination of Initial Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

You will have the ability to withdraw your bid at any time until the notice of acceptance is sent. WR Hambrecht + Co will notify successful bidders that we and the selling stockholders have accepted their bids by sending a notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. WR Hambrecht + Co will not cancel or reject a valid bid after the notices of acceptance have been sent.

Once the auction closes and a clearing price is set as described below, we and the selling stockholders accept the bids that are at or above the public offering price, but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “—Allocation of Shares” below.

Best Efforts, Minimum/Maximum, Offering

The shares are being offered on a best efforts, minimum/maximum basis. All investor funds received prior to the closing will be wired to an escrow account for the benefit of the investors. Following the auction close, investors will be provided with wiring and settlement information by the underwriters once allocations are confirmed.                      will act as escrow agent for the offering. No

investor funds will be debited from the escrow account until and unless the at least full amount of the funds necessary to purchase the shares offered by us is received. If investor funds in at least the amount necessary to purchase the shares offered by us are not received at closing, the offering will terminate and any funds received will be returned promptly to investors.

Determination of Initial Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between us, the selling stockholders and WR Hambrecht + Co after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by us, the selling stockholders and WR Hambrecht + Co as the principal benchmark, among other considerations described below, in determining the public offering price for the common stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered may be sold to potential investors, based on the valid bids at the time the auction is closed.

Depending on the outcome of negotiations between WR Hambrecht + Co, us and the selling stockholders, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the common stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, WR Hambrecht + Co’s assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. WR Hambrecht + Co, we and the selling stockholders may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the common stock to be sold in this offering. For example, WR Hambrecht + Co, we and the selling stockholders may elect to lower the public offering price to include certain institutional or retail bidders in this offering. WR Hambrecht + Co, we and the selling stockholders may also lower the public offering price to create a more stable post-offering trading price for our shares.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we and the selling stockholders do not consider the clearing price to be adequate, or if WR Hambrecht + Co, we and the selling stockholders are not able to reach agreement on the public offering price, then WR Hambrecht + Co, we and the selling stockholders will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction that may reflect a new price range.

The following simplified example illustrates how the public offering price is determined through the auction process:

We and the selling stockholders offer to sell 1,500 shares in a public offering of shares of Company X through the auction process. WR Hambrecht + Co, on behalf of us and the selling stockholders, receives five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between us, the selling stockholders and WR Hambrecht + Co.

If the public offering price is the same as the $8.00 per share clearing price, we and the selling stockholders would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, we and the selling stockholders would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

As described in “— Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

	Bid Information Initial Public Offering of Company X			Auction Results
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approximate Allocated Requested Shares	Clearing Price	Amount Raised
Clearing Price	1,000	1,000	$10.00	700	75.0%	$8.00	$5,600
	100	1,100	$9.00	100	75.0%	$8.00	$800
	900	2,000	$8.00	700	75.0%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—
Total				1,500			$12,000

Allocation of Shares

Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has submitted a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the public offering price is allocated no shares.

•	The pro rata percentage is determined by dividing the number of shares offered by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro rata percentage is 75%.

•	All of the successful bids are then multiplied by the pro rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•	The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

	Initial Bid	Pro-Rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700
Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

In order to participate in an OpenIPO offering, all bidders must have an account with WR Hambrecht + Co or one of the participating dealers. Valid bids are those that meet the requirements, including eligibility, account status and size, established by WR Hambrecht + Co or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Bidders will be required to have sufficient funds in their accounts to pay for the shares they are allocated in the auction at the closing of the offering, which is generally on the third business day following the pricing of the offering. WR Hambrecht + Co reserves the right, in its sole discretion and on our and the selling stockholders’ behalf, to reject or reduce any bids that they deem manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, WR Hambrecht + Co has rejected or reduced bids when, in its sole discretion, it deems the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, we, the selling stockholders and WR Hambrecht + Co or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with WR Hambrecht + Co or participating dealer. WR Hambrecht + Co has also rejected or reduced bids in past OpenIPO offerings that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by WR Hambrecht + Co or a participating dealer while another bidder’s identical bid is accepted. Any funds in a bidder’s brokerage account will remain in the bidder’s control and will be subject to withdrawal by the bidder without restriction at all times before an offer is accepted.

The Closing of the Auction and Allocation of Shares

The auction will close on a date and at a time estimated and publicly disclosed in advance by WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement.

WR Hambrecht + Co or a participating dealer will notify successful bidders that we and the selling stockholders have accepted their bid by sending a notice of acceptance by email, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders will be notified that their bids have not been accepted.

Each participating dealer has agreed with WR Hambrecht + Co to conduct its solicitation efforts in accordance with the auction process described above, unless WR Hambrecht + Co otherwise consents. WR Hambrecht + Co does not intend to consent to the sale of any shares in this offering outside of the auction process. WR Hambrecht + Co reserves the right, in its sole discretion, to reject or reduce any bids that it deems manipulative or disruptive in order to facilitate the orderly completion of this offering, and it reserves the right, in exceptional circumstances, to alter this method of allocation as it deems necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced based on eligibility or creditworthiness criteria. Once WR Hambrecht + Co has closed the auction and we and the selling stockholders have accepted a bid, the allocation of shares sold in this offering will be made according to the process described in “— Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, WR Hambrecht + Co or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

Investors who receive notice of acceptance of their bids must make payment through the escrow agent for the applicable number of shares by the close of business on the third business day (the “closing date”) following notice of acceptance of their bids. In the event that an investor fails to pay for shares that it purchased in the auction by the closing date, we and the selling stockholders may reoffer those shares to other bidders in the auction that indicated a willingness to purchase additional shares at or above the clearing price. The clearing price will be based upon the number of shares offered by us and the selling stockholders in the auction. To the extent that a bidder’s failure to pay results in our failure to sell at least the shares offered by us, we will promptly refund any funds in the escrow account.

WR Hambrecht + Co and dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. Some participating dealers or WR Hambrecht + Co may also manage bids on behalf of their bidding customers. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution, as well as a result of the small size of the offering. Price and volume volatility in the market for our common stock after the closing of this offering may adversely affect the market price of our common stock.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

EXPERTS

Our financial statements as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract, or any other document, are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Airgain, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Airgain, Inc.:

We have audited the accompanying balance sheets of Airgain, Inc. as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Airgain, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Irvine, California
August 11, 2014

Airgain, Inc.

Balance Sheets

December 31, 2012 and 2013, March 31, 2014 (unaudited), Pro Forma March 31, 2014 (unaudited)

	December 31,		March 31,	Pro Forma Stockholders’ Deficit as of March 31,
	2012	2013	2014	2014
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$443,400	$2,788,274	$2,473,110	$
Trade accounts receivable, net	2,890,124	3,421,929	3,609,648
Prepaid expenses and other current assets	61,174	169,241	117,278

Total current assets	3,394,698	6,379,444	6,200,036
Property and equipment, net	224,452	98,815	1,287,776
Other assets	63,622	244,945	99,120

Total assets	$3,682,772	$6,723,204	$7,586,932	$

Liabilities, preferred redeemable convertible stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$2,126,897	$2,239,683	$2,794,070	$
Accrued bonus	255,164	938,932	333,296
Accrued liabilities	301,300	622,025	441,143
Current portion of long-term notes payable	—	43,644	198,005
Current portion of deferred rent obligation under operating lease	—	—	81,332

Total current liabilities	2,683,361	3,844,284	3,847,846
Preferred stock warrant liability	2,172,748	3,596,537	1,802,307
Long-term notes payable	—	206,356	551,995
Deferred rent obligation under operating lease	100,586	1,777	490,293

Total liabilities	4,956,695	7,648,954	6,692,441

Preferred redeemable convertible stock:

Series E preferred redeemable convertible stock - 10,500,000 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited); 8,202,466 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $14,087,711, $14,816,749 and $14,996,511 at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	14,087,711	14,816,749	14,996,511

Series F preferred redeemable convertible stock - 5,000,000 shares authorized and 4,734,374 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $9,039,956, $9,532,331 and $9,653,739 at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	9,039,956	9,532,331	9,653,739

Series G preferred redeemable convertible stock - 23,500,000 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited); 10,038,516, 10,118,516 and 10,118,516 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; aggregate liquidation preference of $14,822,058, $15,847,142 and $16,074,737 at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	13,205,758	14,230,842	14,458,436

Stockholders’ deficit:
Preferred convertible stock:
Series A preferred convertible stock, 313,500 shares authorized, issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $2,152,674, $2,240,514 and $2,262,173 at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	976,000	976,000	976,000

Series B preferred convertible stock, 1,183,330 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited); 1,157,606 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $5,081,890 at December 31, 2012 and 2013 and March 31, 2014 (unaudited); no shares issued and outstanding pro forma (unaudited)	2,457,253	2,457,253	2,457,253

Series C preferred convertible stock, 682,000 shares authorized, issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited) ; aggregate liquidation preference of $682,000 at December 31,2012 and 2013 and March 31, 2014 (unaudited); no shares issued and outstanding pro forma (unaudited)	549,010	549,010	549,010

Series D preferred convertible stock, 4,276,003 shares authorized at December 31, 2012 and 2013 and March 31, 2014 (unaudited); 4,091,068 shares issued and outstanding at December 31, 2012 and 2013 and March 31, 2014 (unaudited); aggregate liquidation preference of $3,917,326, $4,116,888 and $4,166,095 at December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	1,986,286	1,986,286	1,986,286
Common shares, 55,000,000 shares authorized at December 31, 2012 and 2013, and March 31, 2014 (unaudited); 3,785,661, 3,805,661, and 5,762,591 shares issued and outstanding at December 31, 2012, and 2013, and March 31, 2014 (unaudited), respectively	1,005,943	1,016,783	1,016,783
Additional paid-in capital	—	—	—
Accumulated deficit	(44,581,840)	(46,491,004)	(45,199,527)

Total stockholders’ deficit	(37,607,348)	(39,505,672)	(38,214,195)

Commitments and contingencies (note 10)

Total liabilities, preferred redeemable convertible stock and stockholders’ deficit	$3,682,772	$6,723,204	$7,586,932	$

See accompanying notes to financial statements.

Airgain, Inc.

Statements of Operations

Years ended December 31, 2012 and 2013 and three months ended March 31, 2013 and 2014 (unaudited)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Sales	$18,197,063	$25,392,286	$5,148,205	$6,362,612
Cost of goods sold	11,520,325	15,379,416	3,193,731	3,518,169

Gross profit	6,676,738	10,012,870	1,954,474	2,844,443

Operating expenses:
Research and development	2,481,122	3,142,316	744,393	824,454
Sales and marketing	2,302,387	3,035,648	645,956	996,958
General and administrative	1,783,543	2,234,566	664,995	1,205,222

Total operating expenses	6,567,052	8,412,530	2,055,344	3,026,634

Income (loss) from operations	109,686	1,600,340	(100,870)	(182,191)
Other expense (income):
Interest expense, including amortization of debt discount	2,293,483	695	17	7,944
Fair market value adjustment - warrants	(864,236)	1,569,381	901,606	(1,794,230)
Exercise and expiration of warrants	(233,186)	(145,592)	(27,200)	—
Other expense (income)	—	—	—	(25,442)

Total other expense (income)	1,196,061	1,424,484	874,423	(1,811,728)
Income (loss) before income taxes	(1,086,375)	175,856	(975,293)	1,629,537
Provision (benefit) for income taxes	800	10,800	—	(357)

Net income (loss)	(1,087,175)	165,056	(975,293)	1,629,894
Accretion of dividends on preferred stock	(2,134,318)	(2,429,899)	(597,693)	(599,631)

Net income (loss) attributable to common stockholders	$(3,221,493)	$(2,264,843)	$(1,572,986)	$1,030,263

Net income (loss) per share:
Basic	$(0.85)	$(0.60)	$(0.42)	$0.23

Diluted	$(1.08)	$(0.60)	$(0.42)	$(0.04)

Weighted average shares used in calculating income (loss) per share
Basic	3,785,661	3,785,716	3,785,661	4,412,162

Diluted	3,785,661	3,785,716	3,785,661	4,412,162

See accompanying notes to financial statements.

Airgain, Inc.

Statements of Stockholders’ Deficit

Years ended December 31, 2012 and 2013 and three months ended March 31, 2014 (unaudited)

	Preferred Convertible Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2011	6,244,174	$5,968,549	3,785,661	$1,005,943	$163,628	$(41,864,481)	$(34,726,361)
Stock-based compensation	—	—	—	—	53,104	—	53,104
Effect of accretion to redemption value	—	—	—	—	(216,732)	(1,630,184)	(1,846,916)
Net loss	—	—	—	—	—	(1,087,175)	(1,087,175)

Balance at December 31, 2012	6,244,174	$5,968,549	3,785,661	$1,005,943	$—	$(44,581,840)	$(37,607,348)

Stock-based compensation	—	—	—	—	68,276	—	68,276
Exercise of stock options	—	—	20,000	10,840	—	—	10,840
Effect of accretion to redemption value	—	—	—	—	(68,276)	(2,074,220)	(2,142,496)
Net income	—	—	—	—	—	165,056	165,056

Balance at December 31, 2013	6,244,174	$5,968,549	3,805,661	$1,016,783	$—	$(46,491,004)	$(39,505,672)

Stock-based compensation (unaudited)	—	—	—	—	456,629	—	456,629
Shares issued pursuant to stock awards (unaudited)	—	—	1,956,930	—	—	—	—
Issuance of note to employee (unaudited)	—	—	—	—	—	(266,282)	(266,282)
Effect of accretion to redemption value (unaudited)	—	—	—	—	(456,629)	(72,135)	(528,764)
Net income (unaudited)	—	—	—	—	—	1,629,894	1,629,894

Balance at March 31, 2014 (unaudited)	6,244,174	$5,968,549	5,762,591	$1,016,783	$—	$(45,199,527)	$(38,214,195)

See accompanying notes to financial statements.

Airgain, Inc.

Statements of Cash Flows

Years ended December 31, 2012 and 2013 and three months ended March 31, 2013 and 2014 (unaudited)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$(1,087,175)	$165,056	$(975,293)	$1,629,894
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	223,373	160,256	56,031	64,857
Amortization of discount on convertible notes	1,921,455	—	—	—
Fair market value adjustment - warrants	(864,236)	1,569,381	901,606	(1,794,230)
Exercise and expiration of warrants	(233,186)	(145,592)	(27,200)	—
Stock-based compensation	53,104	68,276	8,509	456,629
Loss (gain) on disposal of fixed assets	48	—	—	(25,442)
Accrued interest on convertible debt	336,073	—	—	—
Changes in operating assets and liabilities:			—	—
Trade accounts receivable	(1,469,557)	(531,805)	(77,392)	(187,719)
Prepaid expenses and other assets	(12,468)	(289,390)	30,490	62,788
Accounts payable	1,331,410	112,786	179,864	554,387
Accrued bonus	(56,779)	683,768	(119,368)	(605,636)
Accrued liabilities	74,255	320,725	8,148	(180,882)
Deferred obligation under operating lease	12,466	(98,809)	(4,108)	54,748

Net cash provided by (used in) operating activities	228,783	2,014,652	(18,713)	29,394
Cash flows from investing activities:
Purchases of property and equipment	(144,040)	(34,619)	(3,501)	(613,062)
Proceeds from sale of equipment	2,214	—	—	34,786

Net cash used in investing activities	(141,826)	(34,619)	(3,501)	(578,276)
Cash flows from financing activities:
Proceeds from notes payable	—	250,000	—	500,000
Proceeds from exercise of warrant	241,908	104,001	104,001	—
Issuance of note to employee	—	—	—	(266,282)
Proceeds from exercise of stock options	—	10,840	—	—

Net cash provided by financing activities	241,908	364,841	104,001	233,718

Net increase (decrease) in cash and cash equivalents	328,865	2,344,874	81,787	(315,164)
Cash and cash equivalents, beginning of period	114,535	443,400	443,400	2,788,274

Cash and cash equivalents, end of period	$443,400	$2,788,274	$525,187	$2,473,110

Supplemental disclosure of cash flow information
Interest paid	$36,025	$695	$17	$7,944
Income taxes paid	800	800	—	—
Supplemental disclosure of non-cash investing and financing activities:
Accretion of Series E, F, and G preferred redeemable convertible stock to redemption amount	$1,846,916	$2,142,496	$526,826	$528,764
Property and equipment acquired through lease incentives	—	—	—	$650,100

See accompanying notes to financial statements.

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(1)	Significant Accounting Policies

(a)	Description of Business

Airgain, Inc. (the Company) was incorporated in the State of California on March 20, 1995. The Company is a provider of embedded antenna technology for the in-home wireless device market. The Company designs, develops, and engineers its antenna products for original equipment and design manufacturers worldwide. The Company’s main office is in San Diego, California with office space and research facilities located in Jiangsu and Shenzhen, China and Taipei, Taiwan.

(b)	Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2014, the interim statements of operations and cash flows for the three months ended March 31, 2013 and 2014, and the interim statement of stockholders’ deficit for the three months ended March 31, 2014 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in management’s opinion, reflect all adjustments, which include only normal recurring adjustments, that management believes are necessary to present fairly the Company’s financial position as of March 31, 2014, and results of operations and cash flows for the three months ended March 31, 2013 and 2014. The financial data and other information disclosed in these notes to the financial statements as of and for the three months ended March 31, 2013 and 2014 are unaudited. The results of operations during the three months ended March 31, 2014 are not indicative of the results to be expected for the entire year ending December 31, 2014 or for any future period.

F-7	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(c)	Unaudited Pro Forma Stockholders’ Deficit

The unaudited pro forma stockholders’ deficit information as of March 31, 2014 gives effect to: 1) the automatic conversion of                  shares of convertible preferred stock into                  shares of common stock; 2) the automatic conversion of                  shares of our preferred redeemable convertible stock into                  shares of common stock; and 3) warrants to purchase                  shares of Series G preferred redeemable convertible stock converting into warrants to purchase                  shares of common stock, and the resultant reclassification of preferred redeemable convertible stock warrant liability to stockholders’ deficit in connection with such conversion. The unaudited pro forma stockholders’ deficit information assumes that the completion of the Company’s proposed initial public offering (IPO) had occurred as of March 31, 2014 and excludes shares of common stock issued in the IPO and any related net proceeds.

(d)	Segment Information

The Company’s operations are located primarily in the United States, and most of its assets are located in San Diego, California. The Company operates in one segment related to the sale of antenna products. The Company’s chief operating decision-maker is its chief executive officer, who reviews operating results on an aggregate basis and manages the Company’s operations as a single operating segment.

(e)	Cash and Cash Equivalents

For purposes of financial statement presentation, the Company classifies all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents. At times, the Company has had cash and cash equivalents deposited at financial institutions in excess of federally insured deposit limits. However, cash is held on deposit at major financial institutions and is considered subject to minimal credit risk. To date, the Company has not realized any losses on its cash and cash equivalents.

(f)	Trade Accounts Receivable

Trade accounts receivable is adjusted for all known uncollectible accounts. The policy for determining when receivables are past due or delinquent is based on the contractual terms agreed upon. Accounts are written off once all collection efforts have been exhausted. An allowance for doubtful accounts is established when, in the opinion of management, collection of the account is doubtful. The allowance for doubtful accounts was $0 as of December 31, 2012, December 31, 2013 and March 31, 2014.

(g)	Inventory

The Company’s products are manufactured by third-parties that retain ownership of the inventory until it is shipped to the Company’s customer. Therefore, no inventory is held by the Company.

F-8	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(h)	Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three years. The estimated useful lives for leasehold improvements are the estimated useful life of the asset or lease term, if shorter. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

(i)	Revenue Recognition

The Company generates revenue primarily from the sale of its antenna products. The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Title and risk of loss transfer to customers either when the products are shipped to or received by the customer, based on the terms of the specific agreement with the customer.

A portion of the Company’s sales are made through distributors under agreements allowing for pricing credits and/or rights of return under certain circumstances. To date, pricing credits and returns under these provisions have been insignificant; accordingly, the Company’s allowance for sales returns and pricing credits was insignificant as of December 31, 2012, December 31, 2013 and March 31, 2014.

(j)	Shipping and Transportation Costs

Shipping and other transportation costs are expensed as incurred. Shipping and other transportation costs were $106,130 and $157,927 for the years ended December 31, 2012 and 2013, respectively and $29,348 and $41,540 for the three months ended March 31, 2013 and 2014, respectively. These costs are included in general and administrative expenses in the accompanying statements of operations.

(k)	Research and Development Costs

Costs incurred in connection with research and development are expensed as incurred.

(l)	Income Taxes

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

F-9	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

The Company uses the with-and-without approach, disregarding indirect tax impacts, for determining the period in which tax benefits for excess share-based deductions are recognized.

(m)	Stock-Based Compensation

The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity classified awards are measured at the grant-date fair value of the award. The Company estimates the grant-date fair value using the Black-Scholes-Merton option-pricing model. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense for the years ended December 31, 2012 and 2013 was $53,104 and $68,276, respectively, and for the three months ended March 31, 2013 and 2014 was $8,509 and $456,629, respectively.

(n)	Preferred Redeemable Convertible Stock

The Company has Series E, F, and G preferred redeemable convertible stock (collectively, Senior Preferred Stock). As these securities are redeemable for cash at the option of the holders, they are excluded from stockholders’ equity and presented as temporary equity in the accompanying balance sheets.

At any time after May 2013, but within ninety days after the receipt of a written request from the holders of not less than 66 2/3% of the then outstanding Senior Preferred Stock, all shares of the Senior Preferred Stock can be redeemed at the original issue price plus any accrued and unpaid dividends in two annual installments. At least one of the Company’s two largest shareholders would need to vote in favor of redemption to meet the 66 2/3% requirement. The Company has obtained written commitments from these two shareholders committing that neither shareholder would vote in favor of redemption prior to June 30, 2015.

As only the passage of time is required for Senior Preferred Stock to be redeemable, the Company adjusts the carrying value of the Senior Preferred Stock to its redemption value at each balance sheet date.

F-10	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(o)	Preferred Stock Warrant Liability

The Company has issued freestanding warrants exercisable to purchase shares of its Series G preferred redeemable convertible stock. These warrants are classified as a liability in the accompanying consolidated balance sheets, as the terms for redemption of the underlying security are outside the Company’s control. The warrants are recorded at fair value using an option pricing model. The fair value of all warrants is remeasured at each balance sheet date with any changes in fair value being recognized in the statement of operations.

(p)	Fair Value Measurements

The carrying values of the Company’s financial instruments, including cash, trade accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to the short maturity of these instruments.

Fair value measurements are market-based measurements, not entity-specific measurements. Therefore, fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. The Company follows a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable in active markets.

F-11	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

The following table provides a summary of the recognized liabilities carried at fair value on a recurring basis:

	Balance as of December 31, 2012
	Level 1	Level 2	Level 3
Liabilities:
Warrant liability (note 8)	$—	—	2,172,748

	Balance as of December 31, 2013
	Level 1	Level 2	Level 3
Liabilities:
Warrant liability (note 8)	$—	—	3,596,537

	Balance as of March 31, 2014
	(unaudited)
	Level 1	Level 2	Level 3
Liabilities:
Warrant liability (note 8)	$—	—	1,802,307

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 for the years ended December 31, 2012 and December 31, 2013 and the three months ended March 31, 2014.

The following table provides a rollforward of the Company’s Level 3 fair value measurements during the years ended December 31, 2012 and December, 31 2013 and the three months ended March 31, 2014, which consist of the Company’s warrant liability:

Balance at December 31, 2011	$3,270,170
Change in fair value of warrant liability	(864,236)
Exercise and expiration of warrants	(233,186)

Balance at December 31, 2012	2,172,748

Change in fair value of warrant liability	1,569,381
Exercise and expiration of warrants	(145,592)

Balance at December 31, 2013	3,596,537
Change in fair value of warrant liability (unaudited)	(1,794,230)
Exercise and expiration of warrants (unaudited)	—

Balance at March 31, 2014 (unaudited)	$1,802,307

Due to the inherent uncertainty of determining the fair value of assets and liabilities that do not have a readily available market value, the fair value of the warrant liability may fluctuate from period to period. Additionally, the fair value of the liability may differ significantly from the values that would have been used had a ready market existed for such liabilities.

F-12	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(q)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include valuation of the preferred redeemable convertible stock warrant liability and stock-based compensation.

(r)	Comprehensive Income (Loss)

The Company had no other transactions or activity, other than net income (loss), that would be considered as part of comprehensive income (loss).

(s)	Net Income or Loss Per Share

Basic net income or loss per share is calculated by dividing net income or loss available to common stockholders by the weighted average shares of common stock outstanding for the period. Diluted net income or loss per share is calculated by dividing net income or loss by the weighted average shares of common stock outstanding for the period plus amounts representing the dilutive effect of securities that are convertible into common stock. Preferred dividends are deducted from net income or loss in arriving at net income or loss attributable to common stockholders. The Company calculates diluted earnings or loss per common share using the treasury stock method and the as-if-converted method, as applicable.

F-13	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

The following table presents the computation of net income or loss per share:

	Years ended December 31,		Three months ended March 31,
	2012	2013	2013	2014
			(unaudited)
Numerator:
Net income (loss)	$(1,087,175)	$165,056	$(975,293)	$1,629,894
Accretion of dividends on preferred stock	(2,134,318)	(2,429,899)	(597,693)	(599,631)

Net income (loss) attributable to common stockholders - basic	$(3,221,493)	$(2,264,843)	$(1,572,986)	$1,030,263
Accretion of dividends on preferred stock	—	—	—	599,631
Adjustment for change in fair value of warrant liability	(864,236)	—	—	(1,794,230)

Net loss attributable to common stockholders - diluted	$(4,085,729)	$(2,264,843)	$(1,572,986)	$(164,336)

Denominator:
Weighted average common shares outstanding
Basic	3,785,661	3,785,716	3,785,661	4,412,162
Diluted	3,785,661	3,785,716	3,785,661	4,412,162

Net income (loss) per share:
Basic	(0.85)	(0.60)	(0.42)	0.23
Diluted	(1.08)	(0.60)	(0.42)	(0.04)

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	Years ended December 31,		Three months ended March 31,
	2012	2013	2013	2014
			(unaudited)
Preferred redeemable convertible stock, including accumulated dividends	39,693,059	41,770,589	40,965,918	43,404,557
Employee stock options	3,694,500	3,644,500	3,617,749	5,120,500
Series G preferred stock warrants outstanding	9,042,217	8,582,414	8,962,217	8,582,414

Total	52,429,776	53,997,503	53,545,884	57,107,471

F-14	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

The unaudited pro forma basic and diluted net income or loss per share is calculated by dividing the pro forma net income or loss by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the as-if-converted method, as if such conversion had occurred as of the beginning of each period presented or the original issuance date, if later. The pro forma net income or loss is calculated by subtracting the accretion to liquidation value of convertible preferred stock from the net loss attributable to common stockholders.

Pro Forma
March 31, 2014
(unaudited)
Numerator:
Net income (loss)
Accretion of dividends on preferred stock
Basic net income (loss) attributable to common stockholders
Accretion of dividends on preferred convertible stock
Adjustment for change in fair value of warrant liability
Diluted net loss attributable to common stockholders

Denominator:
Weighted average common shares outstanding basic and diluted
Pro forma adjustment to reflect assumed conversion of preferred stock to occur upon consummation of the Company’s expected initial public offering
Pro forma weighted average common shares outstanding, basic and diluted

Pro forma net income (loss) per share
Basic
Diluted

F-15	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(t)	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The standard will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard will become effective for the Company on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

(2)	Property and Equipment

Property and equipment consist of the following:

	December 31,
	2012	2013	March 31, 2014
			(unaudited)
Lab equipment	$741,299	752,057	1,067,492
Computer equipment	136,218	143,374	143,374
Computer software	147,336	147,336	123,844
Furniture and fixtures	116,672	116,672	177,905
Tenant improvements	36,438	53,143	704,230
Other office equipment	34,992	34,992	34,992

	1,212,955	1,247,574	2,251,837
Less accumulated depreciation	(988,503)	(1,148,759)	(964,061)

	$224,452	98,815	1,287,776

Depreciation expense was $223,373 and $160,256 for the years ended December 31, 2012 and 2013, respectively, and $56,031 and $64,857 for the three months ended March 31, 2013 and 2014, respectively.

(3)	Line of Credit and Term Loan

Prior to June 2012, the Company had an accounts receivable line of credit with Silicon Valley Bank, which allowed for maximum advances of 80% of the aggregate face amount of all eligible receivables. The outstanding line of credit balance was not to exceed the facility amount $1.875 million at any time. In June 2012, the Company amended its line of credit with Silicon Valley Bank. The amended revolving line of credit facility allows for an advance up to $3.0 million. The facility bears an interest rate of prime (4% as of December 31, 2013) plus 1.25%. The revolving facility is available as long as the Company maintains a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the facility of 1.25 to 1.00; otherwise, the facility reverts to its previous eligible receivables financing arrangement. The amended facility matures in April 2016. The bank has a first security interest in all the

F-16	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

Company’s assets excluding intellectual property, for which the bank has received a negative pledge. There was no balance owed on the line of credit as of December 31, 2012, December 31, 2012 and March 31, 2014.

In December 2013, the Company further amended its revolving line of credit with Silicon Valley Bank to include a Growth Capital term loan of up to $750,000. The Growth Capital term loan requires interest only payments through June 30, 2014 at which point it is to be repaid in 32 equal monthly installments of interest and principal. The Growth Capital term loan matures on February 1, 2017, at which time all unpaid principal and accrued and unpaid interest is due. The Growth Capital term loan interest rate is 6.5%. The Company must maintain a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the facility of 1.00 to 1.00. As of December 31, 2013 and March 31, 2014, $250,000 and $750,000 was outstanding under this loan, respectively.

The remaining principal payments subsequent to December 31, 2013 are as follows:

Year ending:
2014	$43,644
2015	91,648
2016	97,786
2017	16,922
2018 and beyond	—

$250,000

The remaining principal payments subsequent to March 31, 2014 are as follows:

Year ending:
2014	$130,931
2015	274,944
2016	293,357
2017	50,768
2018 and beyond	—

$750,000

F-17	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

The Company was in compliance with all financial term loan and line of credit financial covenants as of March 31, 2014.

(4)	Convertible Promissory Notes

There were no outstanding convertible promissory notes as of December 31, 2012, December 31, 2013 and March 31, 2014. The following represents the convertible promissory note activity during the year ended December 31, 2012.

	Face	Feature and	Accrued
	amount	warrants	interest	Net

Balance at December 31, 2011	$6,115,808	(1,921,455)	616,411	4,810,764
Accrued interest to note payable	—	—	336,073	336,073
Discount amortization	—	1,921,455	—	1,921,455
Conversion of notes	(6,115,808)	—	(952,484)	(7,068,292)

Balance at December 31, 2012	$—	—	—	—

During 2009 and 2010, the Company issued convertible promissory notes totaling $3,145,808 to various parties, including existing stockholders and other related parties. The notes included warrants to purchase up to 4,200,685 shares of Series G preferred redeemable convertible stock Series G Preferred Stock. The 2009 and 2010 notes contain terms similar to the notes issued in 2012 and 2011, except that the 2009 notes accrued interest at 8% and the attached Series G Preferred Stock warrants were exercisable at $1.30 per share.

During 2011, the Company issued convertible promissory notes totaling $2,970,000 to various parties, including existing stockholders and other related parties. The notes accrued interest at 10% and had attached warrants to purchase up to 4,283,654 shares of Series G Preferred Stock exercisable at $1.04 per share. The Company allocated the value of the proceeds to the convertible notes and the warrants based on their relative fair values. The convertible notes contained a beneficial conversion feature since the fair market value of the preferred stock issuable upon the conversion of the notes exceeded the value allocated to the notes. The beneficial conversion feature was valued at $1,369,001 and the warrants were valued at $1,600,999 and both were recorded as a discount on the notes and were being amortized to interest expense over the term of the notes.

The convertible notes provided the holders a blanket security interest in the Company’s assets subordinated to the interests of Silicon Valley Bank as the lender under the Company’s line of credit.

On June 30, 2012, in accordance with the amended terms of the convertible notes, the entire convertible note principal and accrued interest balances totaling $7,068,292 converted to 6,680,463 shares of Series G Preferred Stock at the conversion price of $1.04 or $1.30 per share.

F-18	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(5)	Income Taxes

(a)	Income Taxes

Income tax expense attributable to income from continuing operations consists of the following:

	December 31, 2012
	Current	Deferred	Total
U.S. federal	$—	—	—
State and local	800	—	800

	$800	—	800

	December 31, 2013
	Current	Deferred	Total
U.S. federal	$—	—	—
State and local	10,800	—	10,800

	$10,800	—	10,800

(b)	Tax Rate Reconciliation

Income tax expense attributable to income from continuing operations was $800 and $10,800 for each of the years ended December 31, 2012 and 2013, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2012	2013
Computed “expected” tax provision (benefit)	$(369,367)	59,791
Change in federal valuation allowance	(49,380)	(405,719)
State and local income taxes, net of federal income tax benefit	528	7,128
Nondeductible warrant adjustment	(373,123)	484,088
Nondeductible interest	767,560	—
Research and development credit	—	(270,521)
Other	24,582	136,033

	$800	10,800

F-19	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(c)	Significant Components of Current and Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2012 and 2013 are presented below.

	2012	2013
Deferred tax assets, net:
Net operating loss carryforwards	$12,618,410	11,639,911
Capitalization of patent costs net of amortization	609,051	486,516
Tax credit carry forwards	1,910,300	2,273,350
Other timing differences	(33,216)	164,326

	15,104,545	14,564,103

Less valuation allowance	(15,104,545)	(14,564,103)

Net deferred tax asset	$—	—

The valuation allowance for deferred tax assets as of December 31, 2012 and 2013 was $15,104,545 and $14,564,103, respectively. The net change in the total valuation allowance was a decrease of $113,814 and $540,442 and in 2012 and 2013, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment.

At December 31, 2013, the Company has net operating loss carryforwards for federal income tax purposes of $28,038,057, which if unutilized will expire between 2021 and 2031. At December 31, 2013, the Company has net operating loss carryforwards for state income tax purposes of $23,834,527, which if unutilized will expire between 2014 and 2031. In addition, the Company has federal research and development tax credit carryforwards of approximately $1,287,006 at December 31, 2013, which if unutilized will expire between 2026 and 2033. The Company also has state research and development tax credit carryforwards of approximately $986,344 at December 31, 2013 which may be available to reduce future state taxable income if any, over an indefinite period. These tax credits are subject to examination by state and federal taxing authorities and may need to be revised as a result of any exam.

Current federal and state tax laws include substantial restrictions on the annual utilization of net operating loss and tax credit carryforwards in the event of an ownership change as defined. In May, 2014, the Company completed its analysis to determine whether prior ownership changes have resulted in limitations on the Company’s ability to utilize these net operating losses and tax credit carryforwards and has determined $23,001,391 federal net operating loss carryforwards and $22,219,525 of California net loss carryforwards are available for utilization.

The Company’s tax years that remain open and are subject to examination by tax jurisdiction are years 2010 and forward for federal and years 2009 and forward for the state of California.

F-20	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

There are no unrecognized tax benefits as of December 31, 2012, December 31, 2013, or March 31, 2014 and no change in unrecognized tax benefits during the years then ended.

The Company’s effective tax rate was 0.0% for the three months ended March 31, 2013 and 2014. The differences between the Company’s effective tax rates and the 34% federal statutory rate was due to a full valuation allowance established by the Company as of the three months ended March 31, 2013 and 2014.

(6)	Stockholders’ Deficit

(a)	Preferred Convertible Stock

In June 2000, the Company sold 313,500 shares of Series A preferred convertible stock (Series A Preferred Stock) at $3.84 per share for gross proceeds of $1.2 million.

In March 2001, the Company sold 290,993 shares of Series B preferred convertible stock (Series B Preferred Stock) at $4.39 per share for gross proceeds of $1.3 million in cash. At various times during 2003 the company issued a total of 866,613 additional shares of Series B Preferred Stock for cash and as compensation for services received and to satisfy debt obligations totaling approximately $1.2 million.

In September 2003, the Company sold 682,000 shares of Series C preferred convertible stock (Series C Preferred Stock) at $1.00 per share for gross proceeds of $0.7 million.

In November 2003, the Company sold 4,091,068 shares of Series D Preferred Convertible Stock (Series D Preferred Stock) at $0.542 per share for gross proceeds of $2.2 million.

The holders of the Series A, B, C and D Preferred Stock (collectively, Junior Preferred Stock), are entitled to receive cumulative dividends at a rate of $0.0488, $0.00, $0.00 and $0.0488 per share, per annum, respectively, and are payable upon liquidation, redemption or conversion in order of their preference prior to any dividends on common stock.

The holders of the Junior Preferred Stock are entitled to receive liquidation preferences upon certain deemed liquidation events at the rate equal to their purchase price per share plus all accrued and unpaid dividends. Upon completion of this distribution, any remaining assets will be distributed to the holders of the common stock and to holders of the Junior Preferred Stock and to the holders of the Senior Preferred

F-21	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

Stock (on an as converted basis) until all amounts received by the holders of the Series A Preferred Stock is equal to $19.20 per share, the Series D Preferred Stock is equal to $2.168 per share, Series E Preferred Stock is equal to $4.44 per share, Series F Preferred Stock is equal to $5.20 per share, and Series G Preferred Stock is equal to $5.20 per share, the remaining assets shall be distributed among holders of shares of the common stock. The holders of the Senior Preferred Stock have priority and are made in preference to any payments to the Junior Preferred Stock up to the Senior Preferred Stock’s liquidation preference. The holders of the Junior Preferred Stock have priority and are made in preference to any payments to the holders of the common stock up to the Junior Preferred Stock’s liquidation preference. After distribution of both the Senior Preferred Stock and Junior Preferred Stock’s liquidation preferences, any remaining assets of the Company shall be distributed to the holders of the common stock.

Each share of Junior Preferred Stock is convertible, at the option of the holder, at any time, into a number of shares of common stock at a conversion price of $2.17, $2.4233, $0.859, $0.542 for the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively, subject to adjustments for stock dividends, combinations, subdivisions, reclassifications and reorganizations. Each share of Junior Preferred Stock is automatically convertible into common stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, in which aggregate proceeds to the Company are at least $15.0 million and at a per share offering price of at least $7.68 per share, as adjusted for any stock dividends, combinations, reclassifications, recapitalizations or splits, or (ii) the date specified by written consent or agreement by the holders of the majority of the then outstanding shares voting together as a single class on an as-converted basis (without giving effect to the conversion dividends).

As long as 1,678,450 shares of Junior Preferred Stock remains outstanding, the Company is prohibited from certain transactions without the consent of at least 50% of the then outstanding shares of Junior Preferred Stock or the majority of the Board of Directors.

The holders of the Junior Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and have voting rights and powers equal to the voting rights and powers of the common stock.

F-22	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(b)	Shares Reserved for Future Issuance

The following common stock is reserved for future issuance at December 31, 2012, December 31, 2013 and March 31, 2014:

	Shares
	December 31, 2012	December 31, 2013	March 31, 2014

			(unaudited)

Conversion of Series A, B, C, and D preferred convertible stock	7,536,873	7,536,873	7,536,873
Conversion of Series E, F, and G preferred redeemable convertible stock	22,975,356	23,055,356	23,055,356
Warrants issued and outstanding	9,042,217	8,582,414	8,582,414
Stock option awards issued and outstanding	3,694,500	3,644,500	5,120,500
Authorized for grants under the 2013 Equity Incentive Plan	—	5,680,000	1,334,760

	43,248,946	48,499,143	45,629,903

F-23	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(7)	Preferred Redeemable Convertible Stock

In June 2005 and February 2006, the Company sold a total of 7,984,727 shares of Series E Preferred Redeemable Convertible Stock (Series E Preferred Stock) at $1.11 per share for gross proceeds of $8.8 million in cash.

In February 2007, the Company sold 4,734,374 shares of Series F Preferred Redeemable Convertible Stock (Series F Preferred Stock) at $1.30 per share for gross proceeds of $6.2 million in cash.

In March 2008 and June 2009, the Company completed an offering of Series G Preferred Stock at $1.30 per share for gross proceeds of $4.3 million in cash. As more fully described in Note 6, in June 2012, then outstanding convertible promissory notes and accrued interest thereon in the amount of $7.1 million converted to 6,680,463 shares of Series G Preferred Stock at the conversion price of $1.04 or $1.30 per share.

The holders of the Senior Preferred Stock are entitled to receive cumulative dividends at a rate of $0.89, $0.104 and $0.104, per annum, respectively, and are payable in cash or common shares, at the option of the Company upon liquidation, redemption or conversion in order of their preference prior to any dividends on common stock or Junior Preferred Stock.

The holders of the Senior Preferred Stock are entitled to receive liquidation preferences upon certain deemed liquidation events at the rate equal to their conversion price per share plus all accrued and unpaid dividends.

Each share of Senior Preferred Stock is convertible, at the option of the holder, at any time, into a number of shares of common stock at a conversion price of $1.111, $1.30, and $1.30 for the Series E Preferred Stock, Series F Preferred Stock, and Series G Preferred Stock, respectively, subject to adjustments for stock dividends, combinations, subdivisions, reclassifications and reorganizations. Each share of Senior Preferred Stock is automatically convertible into common stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, in which aggregate proceeds to the Company are at least $15.0 million, and at a per share offering price of at least $7.68 per share, as adjusted for any stock dividends, combinations, reclassifications, recapitalizations or splits, or (ii) the date specified by written consent or agreement by the holders of the majority of the then outstanding shares voting together as a single class, provided that the Junior Preferred Stock will also concurrently covert.

F-24	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

As long as 4,875,000 shares of Senior Preferred Stock remain outstanding, the Company is prohibited from certain transactions without the consent of at least 50% of the then outstanding shares of Senior Preferred Stock or the majority of the Board of Directors.

The holders of the Senior Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and have voting rights and powers equal to the voting rights and powers of the common stock.

The following table provides a rollforward of the preferred redeemable convertible stock during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014:

	Preferred
	redeemable convertible stock
	Shares	Amount
Balance at December 31, 2011	16,077,154	$27,176,309

Conversion of Notes Payable	6,680,463	7,068,292
Exercise of Warrants	217,739	241,908
Effect of accretion to redemption value	—	1,846,916

Balance at December 31, 2012	22,975,356	36,333,425
Exercise of Warrants	80,000	104,001
Effect of accretion to redemption value	—	2,142,496

Balance at December 31, 2013	23,055,356	38,579,922
Exercise of Warrants	—	—
Effect of accretion to redemption value	—	528,764

Balance at March 31, 2014	23,055,356	$39,108,686

F-25	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(8)	Warrants

As of December 31, 2012, December 31, 2013 and March 31, 2014, the Company had warrants outstanding that allow the holders to purchase shares of the Company’s Series G Preferred Stock.

Warrants outstanding at December 31, 2012, December 31, 2013, and March 31, 2014 are summarized as follows:

	December 31, 2012
	Number of warrants outstanding	Issuance date	Expiration dates	Exercise price(s)	Common share equivalent if exercised and converted

Shares:
Series G preferred redeemable convertible stock	9,042,217	May 2008 through September 2011	Various through September 2016	$1.04 – $1.30	9,042,217

	December 31, 2013 and March 31, 2014 (unaudited)
	Number of warrants outstanding	Issuance date	Expiration dates	Exercise price(s)	Common share equivalent if exercised and converted

Shares:
Series G preferred redeemable convertible stock	8,582,414	May 2008 through September 2011	Various through September 2016	$1.04 – $1.30	8,582,414

F-26	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

As the Series G Preferred Stock is redeemable at the option of the Series G preferred stockholders, the Company has determined the warrants for Series G Preferred Stock should be classified as liabilities and adjusted to fair value at each reporting date. The fair value of the warrants is estimated using a combination of an option-pricing model and current value model under the probability-weighted return method, using significant unobservable inputs (level 3 inputs) including: management’s cash flow projections; probability and timing of potential liquidity scenarios; weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; selection of appropriate market comparable transactions and multiples; expected volatility; and risk-free rate. The Company used a combination of discounted cash flow, guideline public company and market transaction valuation techniques in estimating the fair value of the warrant liability at each reporting date. The discount rates used were 18%, 22% and 20% at December 31, 2012, 2013 and March 31, 2014 (unaudited), respectively. The fair value of the warrants was $2,172,748, $3,596,537 and $1,802,307 as of December 31, 2012 and 2013 and March 31, 2014 (unaudited), respectively.

Due to the inherent uncertainty in determining the fair value of the Company’s warrant liability, the fair value may fluctuate from period to period.

(9)	Stock Options

In 2013, the Company’s board of directors adopted the 2013 Equity Incentive Plan (the Plan) for employees, directors, and consultants. The common stock authorized under the Plan is 6,000,000 shares. Under the Plan, the administrator shall have authority to determine which service providers will receive awards, to grant awards and to set all terms and conditions of awards (including, but not limited to, vesting, exercise and forfeiture provisions). Unvested options are canceled 90 days after termination of employment and become available for reissuance under the Plan. As of December 31, 2013 and March 31, 2014, 5,680,000 and 1,334,760 shares are available for issue under the Plan, respectively.

In 2003, the Company’s board of directors adopted the 2003 Equity Incentive Plan for employees, directors, and consultants, which terminated December 31, 2012. The common stock authorized under the 2003 Equity Incentive Plan was 6,000,000 shares. No grants were made during 2012 or during the three months ended March 31, 2013.

F-27	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The weighted average assumptions for 2013 grants and the grants for the three months ended March 31, 2014 are provided in the following table. The Company’s lack of historical share option exercise experience does not provide it a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore we estimate the expected term by using the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

	2013	Three Months Ended March 31, 2014
		(unaudited)

Valuation assumptions:
Expected dividend yield	0%	0%
Expected volatility	67.9	65.7
Expected term (years)	5.00	5.89
Risk-free interest rate	1.1%	2.0%

F-28	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 31, 2011	4,326,000	$0.29	5.8

Granted	—	—	—
Expired	(631,500)	0.30	5.0

Balance at December 31, 2012	3,694,500	0.29	4.8

Granted	320,000	0.23	9.5
Exercised	(20,000)	0.54	—
Expired	(350,000)	0.36	3.2

Balance at December 31, 2013	3,644,500	0.27	4.3

Granted	1,736,000	0.22	9.9
Exercised	—	—	—
Expired	(260,000)	0.54	—

Balance at March 31, 2014	5,120,500	0.24	6.3

Vested and exercisable at December 31, 2013	3,630,515	0.27	4.3
Vested and Expected to vest at December 31, 2013	3,644,500	0.27	4.3
Vested and exercisable at March 31, 2014 (unaudited)	3,439,328	0.25	4.6
Vested and expected to vest at March 31, 2014 (unaudited)	4,985,731	0.24	6.2

The weighted average grant-date fair value of options granted during 2013 was $0.13.

During the three months ended March 31, 2014, the Company granted 2,609,240 shares of restricted common stock with a fair value of $0.22 per share to its CEO of which 68.75% were vested immediately and 6.25% of the shares vest on each of March 31, 2014, June 30, 2014, September 30, 2014, December 31, 2014 and March 31, 2015. No other shares of restricted stock have been granted by the Company.

At December 31, 2012, December 31, 2013, and March 31, 2014 there was and $36,711, $4,958, and $333,224, respectively, of total unrecognized compensation cost related to unvested stock options and restricted stock granted under the plans. That cost is expected to be recognized over the next three years.

The Company currently uses authorized and unissued shares to satisfy share award exercises.

F-29	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(10)	Commitments and Contingencies

(a)	Operating Leases

The Company has entered into lease agreements for office space and research facilities in San Diego, California; Taipei, Taiwan; and Shenzhen and Jiangsu, China. Rent expense was $311,927 and $378,199, respectively, for the years ended December 31, 2012 and 2013 and $81,654 and $166,116, respectively, for the three months ended March 31, 2013 and 2014. The longest lease expires in June 2020. During 2013, the Company elected to exercise its right of early termination for its Carlsbad office lease, resulting in a net expense of $67,237. This expense is included in general and administrative expenses in the accompanying financial statements and is comprised of $150,476 for early termination fees, partially offset by an $83,239 write off of the related deferred rent liability. The Company moved into its new facility in San Diego, California during the three months ended March 31, 2104.

The future minimum lease payments required under operating leases in effect at December 31, 2013 were as follows:

Year ending:
2014	$339,613
2015	464,748
2016	464,854
2017	479,724
2018 and beyond	1,276,347

$3,025,286

(b)	Indemnification

In some agreements to which the Company is a party, the Company has agreed to indemnify the other party for certain matters, including, but not limited to, product liability and intellectual property. To date, there have been no known events or circumstances that have resulted in any material costs related to these indemnification provisions and no liabilities have been recorded in the accompanying financial statements.

(c)	Employment Agreements

During 2014 the Company entered into employment agreements with its CEO and certain members of its management team. These agreements provide severance in the aggregate amount of $680,000 for termination without cause as defined in the agreements.

F-30	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(11)	Concentration of Credit Risk

(a)	Concentration of Sales and Accounts Receivable

The following represents customers that accounted for 10% or more of total revenue during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014 and customers that accounted for 10% or more of total trade accounts receivable at December 31, 2012 and 2013 and March 31, 2013 and 2014.

	Years Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Percentage of net revenue			(unaudited)
Customer A	22%	16%	15%	36%
Customer B	—	16	7	16
Customer C	31	17	30	2
Customer D	17	11	13	8
Customer E	11	5	7	—

	December 31,		March 31,
	2012	2013	2013	2014
Percentage of gross trade accounts receivable			(unaudited)
Customer A	15%	19%	10%	48%
Customer B	—	16	8	—
Customer C	46	12	39	13
Customer D	4	7	5	5
Customer E	17	2	5	—

F-31	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 and pro forma information is unaudited)

(b)	Revenue by Geography

The following represents customers that accounted for 10% or more of total revenue during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014. Revenue is attributed by geographic location based on the bill-to location of the Company’s customers.

	Years Ended December 31,		March 31,
	2012	2013	2013	2014
Percentage of net revenue			(unaudited)
China	92%	87%	91%	91%

Although the Company ships the majority of antennas to its customers in China (primarily ODM’s and distributors), the end-users of the Company’s products are much more geographically diverse.

(c)	Concentration of Purchases

During the year ended December 31, 2013, and the three months ended March 31, 2014, all of the Company’s products were manufactured by two vendors in China. The second vendor started production in April 2013. During the year ended December 31, 2012, all of the Company’s products were manufactured by one vendor in China.

(12)	Related-Party Transactions

Gen3	Partners

The Company entered into a professional services agreement with a stockholder, GEN3 Partners, in October 2008. Professional services expense was approximately $11,000 and $13,000, respectively, for the years ended December 31, 2013 and 2012 and $3,000 for the three months ended March 31, 2013 and 2014.

(13)	Employee Benefit Plan

The Company established a discretionary 401(k) plan effective January 2005. The 401(k) plan was amended and restated in May 2006. The 401(k) plan covers substantially all employees who have attained age 21. The participants may elect to defer a percentage of their compensation as allowable by law. The Company can make discretionary matching contributions, but so far has not done so.

                Shares

Airgain, Inc.

Common Stock

WR HAMBRECHT+CO

Until             , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriters’ commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
NASDAQ Global Stock Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

We plan to reincorporate in Delaware prior to the effectiveness of this registration statement. Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation, which will be effective upon the closing of the offering of our common stock pursuant to this registration statement, will provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We will enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the last three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuances of Capital Stock and Warrants to Purchase Capital Stock

In 2011, we issued convertible promissory notes totaling approximately $3.0 million to certain investors. In June 2012, in accordance with the terms of the convertible notes, the entire convertible notes principal and accrued interest balances totaling $7.1 million (including convertible promissory notes issued in 2009 and 2010) converted into 6,680,463 shares of Series G preferred stock at a conversion price of $1.04 per share (or $1.30 in the case of convertible promissory notes issued in 2009). In connection with the issuance of these notes in 2011, we issued warrants exerciseable for an aggregate of 4,283,654 shares of Series G perferred stock at an exercise price per share of $1.04. In connection with the closing of this offering, the warrants will become exercisable for an aggregate of 4,283,654 shares of our common stock at an exercise price of $1.04 per share.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of convertible notes and shares of preferred convertible redeemable stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b)	Grants and Exercise of Stock Options

From January 1, 2011 through August 8, 2014, we granted stock options to purchase an aggregate of 2,612,000 shares of our common stock at a weighted average exercise price of $0.24 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. Of these, options to purchase 1,000 shares of common stock have been exercised through August 8, 2014 for aggregate consideration of $220, at a weighted average exercise price of $0.22 per share.

The stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this      day of             , 2014.

AIRGAIN, INC.

By:
Charles Myers
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Airgain, Inc., hereby severally constitute and appoint Charles Myers and Leo Johnson, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Charles Myers	President, Chief Executive Officer and Director (principal executive officer)	, 2014

	Chief Financial Officer (principal financial and accounting officer)	, 2014
Leo Johnson

	Chairman of the Board of Directors	, 2014
Jim K. Sims

	Director	, 2014
Francis X. Egan

	Director	, 2014
Frances Kordyback

	Director	, 2014
Thomas A. Munro

	Director	, 2014
Arthur M. Toscanini

Exhibit Index

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Sixth Amended and Restated Articles of Incorporation, as amended (currently in effect)

3.2*	Form of Certificate of Incorporation, to be in effect prior to the closing of the offering

3.3	Bylaws, as amended (currently in effect)

3.4*	Form of Amended and Restated Bylaws, to be in effect prior to the closing of the offering

4.1*	Specimen stock certificate evidencing the shares of common stock

4.2	Fourth Amended and Restated Investors’ Rights Agreement, dated May 7, 2008

4.3	Form of Preferred Stock Warrant issued to investors in the note financings

5.1*	Opinion of Latham & Watkins LLP

10.1	Amended and Restated Loan and Security Agreement, dated May 21, 2012, by and between Silicon Valley Bank and the Registrant.

10.2	First Amendment to Amended and Restated Loan and Security Agreement, dated December 12, 2013, by and between Silicon Valley Bank and the Registrant.

10.3	Office Lease, dated June 13, 2013, by and between Kilroy Realty, L.P. and the Registrant.

10.4*	Form of Indemnity Agreement for Directors and Officers

10.5#	Airgain, Inc. 2003 Equity Incentive Plan

10.6#	Form of Stock Option Agreement under the Airgain, Inc. 2003 Equity Incentive Plan

10.7#	Airgain, Inc. 2013 Equity Incentive Plan

10.8#	Form of Stock Option Grant Notice and Stock Option Agreement under the Airgain, Inc. 2013 Equity Incentive Plan

10.9#	Restricted Stock Grant Notice and Restricted Stock Agreement under the Airgain, Inc. 2013 Equity Incentive Plan dated March 1, 2014, by and between Charles Myers and the Registrant

10.10#*	Airgain, Inc. 2014 Incentive Award Plan

10.11#*	Form of Stock Option Agreement under the Airgain, Inc. 2014 Incentive Award Plan

10.12#*	Airgain, Inc. 2014 Employee Stock Purchase Plan

10.13#*	Non-Employee Director Compensation Policy

10.14#	Employment Agreement, dated October 28, 2013, by and between Charles A. Myers and the Registrant.

10.15#	Employment Agreement, dated July 28, 2014, by and between Leo Johnson and the Registrant.

10.16#	Services Agreement, dated December 4, 2012, by and between Leo Johnson and the Registrant.

10.17#	Employment Agreement, dated January 1, 2014, by and between Alan Frank and the Registrant.

10.18#	Employment Agreement, dated January 1, 2014, by and between Glenn Selbo and the Registrant.

23.1*	Consent of KPMG LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.